As filed with the Securities and Exchange Commission on: July 29, 2022

Securities Act File No. 333-232549

Investment Company Act File No. 811-22461

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[ ] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No. __

[X] Post-Effective Amendment No. 3

[ ] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] Amendment No. 27

Morgan Creek Global Equity Long/Short Institutional Fund

(Exact Name of Registrant as Specified in Charter)

301 West Barbee Chapel Road,

Chapel Hill, NC 27517

(Address of Principal Executive Offices)

(919) 933-4004

(Registrant's Telephone Number)

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, Delaware 19808

(Name and Address of Agent for Service)

Copies of Communications to:

Bibb L. Strench

Thompson Hine LLP

1919 M Street, NW

Suite 700

Washington, D.C. 20036-1600

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box [ ]

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans, check the following box [X]

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If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box [ ]

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box [ ]

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[X]	immediately upon filing pursuant to paragraph (b)

[ ]	on ______ pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)

[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment][registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _______.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.
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[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

CROSS REFERENCE SHEET

PARTS A AND B

ITEM NUMBER	CAPTION	LOCATION IN PROSPECTUS
PART A
1.	Outside Front Cover	Outside Front Cover Page
2.	Cover Pages; Other Offering Information	Inside Front and Outside Back Cover Pages
3.	Fee Table and Synopsis	Summary of Fund's Expenses; Fund Expenses
4.	Financial Highlights	Financial Highlights
5.	Plan of Distribution	Distribution Arrangements
6.	Selling Shareholders	Distribution Arrangements
7.	Use of Proceeds	Use of Proceeds
8.	General Description of the Registrant	Outside Front Cover Page; Investment Objective; Investment Strategies; Principal Risks
9.	Management	Management of the Fund; Administration, Accounting, Transfer Agent and Investor Services Agreements
10.	Capital Stock, Long-Term Debt, and Other Securities	Distribution Arrangements; Repurchase of Shares
11.	Defaults and Arrears on Senior Securities	Not Applicable
12.	Legal Proceedings	Not Applicable
13.	Table of Contents of the Statement of Additional Information	Table of Contents of SAI
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PART B
14.	Cover Page of SAI	Cover Page (SAI)
15.	Table of Contents of SAI	Table of Contents (SAI)
16.	General Information and History	Not Applicable
17.	Investment Objective and Policies	Investment Policies and Practices; Management of the Fund
18.	Management	Management of the Fund; Code of Ethics
19.	Control Persons and Principal Holders of Securities	Management of the Fund
20.	Investment Advisory and Other Services	Management of the Fund
21.	Brokerage Allocation and Other Practices	Portfolio Transactions and Brokerage
22.	Portfolio Managers	Management of the Fund
23.	Tax Status	Certain Tax Considerations
24.	Proxy Voting Policies and Procedures	Appendix A - Proxy Voting Policies and Procedures
25.	Financial Statements	Appendix B – Financial Statements

PART C

The information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

PROSPECTUS

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

Class A Shares

Class I Shares

July 29, 2022

301 West Barbee Chapel Road

Chapel Hill, NC 27517

(919) 933-4004

After careful consideration, Morgan Creek Capital Management LLC (“Morgan Creek”), the Fund’s investment adviser, has recommended, and the Board of Trustees of the Fund (the “Board”) has approved, the liquidation and termination of the Fund. The Fund is being liquidated pursuant to the terms of a Plan of Liquidation and Termination (“Plan of Liquidation”). The Fund has commenced the payment of liquidating distributions. Because of market, economic, liquidity of certain Fund holdings or other factors could result in the final liquidations being in 2023 or 2024.

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Suspension of Sales. The Fund has suspended offers and sales of shares of beneficial interest (the “Shares”).

Future Tender Offers. On February 25, 2022, the Board determined that it is in the best interests of the Fund and its Shareholders in light of the proposed liquidation to suspend the commencement of any additional or future tender offers.

Mechanics of Liquidation. On February 25, 2022, the Board approved the liquidation of the Fund. In connection with this approval, the Trust will adopt a Plan of Liquidation.

The Fund will depart from its stated investment objective and policies to liquidate its holdings. The Fund and its Shareholders will bear the transaction costs and other costs associated with the liquidation. As a result of these costs, as well as potential market movements, Shareholders may receive less than today’s net asset value per Share.

Automatic Dividend Reinvestment Plan. The Automatic Dividend Reinvestment Plan (the “DRIP”) of the Fund has been suspended. As a result of the suspension of the DRIP, no dividends or distributions will be reinvested in additional Shares after the date of this Supplement and instead Shareholders will receive any dividends or distributions in cash.

U.S. Federal Income Tax Matters. The automatic redemption of Shares held by a Shareholder as part of the liquidation generally will be treated as any other redemption of Shares (i.e., as a sale that may result in gain or loss for federal income tax purposes) and will have the tax and other consequences described in the Prospectus and Statement of Additional Information. In addition, in connection with the liquidation, the Fund may declare and pay any dividends required to distribute its investment company taxable income, net capital gains, and net tax-exempt income realized in the taxable years ending at or prior to the Liquidation Date. These dividends would be taxable to Shareholders who do not hold their Shares through an IRA, 401(k), or other tax-advantaged account. A Shareholder should consult with his/her tax advisor to discuss the Fund’s liquidation and the potential tax consequences to the Shareholder.

This Prospectus describes Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund"). The Fund is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end management investment company. Morgan Creek Capital Management, LLC (the "Advisor"), a North Carolina limited liability company, serves as the Fund's investment adviser.

The Fund's investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets. In order to achieve its investment objective, the Fund invests in private funds, including hedge funds, and other pooled investment vehicles (collectively, the "Portfolio Funds") that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and in equity securities that augment these strategies. Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities. The Fund's direct investments in equity securities augment its positions in Portfolio Funds, including managing its overall long exposure. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful.

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•	An investment in the Fund should be considered a speculative investment that entails substantial risks, including but not limited to loss of capital.

•	The shares of the Fund ("Shares") will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop.

•	The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Agreement and Declaration of Trust of the Fund.

•	Although the Fund may offer to repurchase Shares from time to time, Shares will not be redeemable at an investor's sole option nor are they exchangeable for shares or units of any other fund. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares in a timely manner or at all, or may liquidate his or her Shares below the investor's initial purchase price.

•	Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.

•	The Fund, in the sole discretion of the Fund's Board of Trustees, may choose to conduct quarterly tender offers for amounts generally up to 10% to 25% of the net assets of the Fund at that time; however, there can be no assurance that any such tender offers will be conducted on a quarterly basis or at all.

Morgan Creek Capital Distributors, LLC (the "Distributor") acts as the distributor of the classes of shares of beneficial interest of the Fund ("Shares") on a best efforts basis, subject to various conditions. Investments in the Fund may be made only by "eligible investors." Although the Shares will be registered under the Securities Act of 1933 (the "1933 Act"), only investors that satisfy both the definition of "accredited investor" as defined in Regulation D under the 1933 Act and the definition of "qualified client" under the Investment Advisers Act of 1940 (the "Advisers Act") will be eligible investors. Eligible investors who subscribe for Shares and are admitted to the Fund by the Advisor will become shareholders ("Shareholders") of the Fund.

Shares in the Fund are being offered only to investors who are U.S. persons for U.S. federal income tax purposes.

The Fund commenced the public offering of the Shares in 2011 and has publicly offered Shares since that time. The Shares will generally be offered as of the first business day of each calendar month or at such times as may be determined by the Advisor.

Investing in the Fund involves certain risks. See "Principal Risks".

	Per Class A Share	Per Class I Share	Total
Public Offering Price(1)	$ 25,000	$ 50,000	$ 150,000,000
Maximum Sales Load(2) as a Percentage of Purchase Amount	3.00%	NONE
Total Proceeds to the Fund(3)	Total subscription paid less sales load paid	Current NAV	$ 145,500,000

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(1)	Shares are offered on a best efforts basis at a price equal to their current net asset value ("NAV"). The $50,000 used in the table above is the minimum initial investment.

(2)	Class A Share investments may be subject to a sales charge of up to 3.00%. Such a sales load will be added to the offering price per Share. Any sales load is computed as a percentage of the public offering price. The sales load may be waived in certain circumstances at the Advisor's discretion. See "Distribution Arrangements."

(3)	Total Proceeds to the Fund assume that all registered Shares will be sold in a continuous offering and the maximum sales load is incurred as applicable. The proceeds may differ from that shown if other than the maximum sales load is paid on average, the then-current net asset value at which Shares are sold varies from that shown and/or additional Shares are registered.

The minimum initial subscription for shares in the Fund is $25,000 for Class A Shares and $50,000 for Class I Shares and minimum subsequent subscriptions are $10,000 for Class A Shares and $25,000 for Class I Shares. The Fund does not require funds received to be placed in escrow, trust or similar arrangement.

The Shares have no history of public trading nor is it intended that the Shares will be listed on a public exchange.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. You may request a free copy of this Prospectus, Statement of Additional Information ("SAI"), annual and semi-annual reports to Shareholders, and other information about the Fund, and make inquiries by calling (919) 933-4004, by writing to the Fund or by visiting the password-protected website at www.morgancreekcap.com. You are also advised to visit the Fund's website at www.morgancreekfunds.com. The SAI provides more details about the Fund and its policies. The SAI is incorporated by reference and is, therefore, legally part of this Prospectus. Additional information about the Fund and materials incorporated by reference have been filed with the Securities and Exchange Commission (the "SEC") and are available on the SEC's website at www.sec.gov. If you purchase Shares in the Fund, you will become bound by the terms and conditions of the Agreement and Declaration of Trust of the Fund (the "Agreement and Declaration of Trust").

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

The date of this Prospectus is July 29, 2022.

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SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the headings "Principal Risks" and "Non-Principal Risks", and the Fund's Agreement and Declaration of Trust.

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The Fund	The Fund is a Delaware statutory trust. Morgan Creek Capital Management, LLC (the “Advisor”) serves as the Fund's investment adviser.

The Offering

The Fund offers and sells two separate classes of shares of beneficial interests (the "Shares") designated as Class A ("Class A Shares") and Class I ("Class I Shares"). Class A Shares and Class I Shares are subject to different fees and expenses. All shares issued prior to April 1, 2016 have been designated as Class I Shares in terms of rights accorded and expenses borne.

The minimum initial subscription for Shares in the Fund is $25,000 for Class A Shares and $50,000 for Class I Shares and minimum subsequent subscriptions are $10,000 for Class A Shares and $25,000 for Class I Shares. Additional subscriptions above the applicable minimum amount may be made in whole multiples of $5,000. The Fund may accept subscriptions for lesser amounts in the discretion of the Advisor, provided the minimum initial subscription may not be less than $25,000.

Although the Shares of the Fund are registered under the 1933 Act, the Shares are sold only to prospective investors who meet both the definition of "accredited investors" as defined in Regulation D under the 1933 Act and the definition of "qualified clients" within the meaning of Rule 205-3 under the Advisers Act.

Shares are offered at closings (each, a "Closing") on the first Business Day of each month or at such other times as determined in the discretion of the Advisor. For purposes of this Prospectus, a "Business Day" means any day that the New York Stock Exchange ("NYSE") is open for business. All references to Business Day herein shall be based on the time in New York City.

Investment Objective	The Fund's investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets. The Fund cannot guarantee that its investment objective will be achieved. If the Fund's Board determines that the Fund's investment objective should be changed, Shareholders will be given written notice that will precede or accompany the Fund's next tender offer. Such change, however, can be effected without Shareholder approval. See "Investment Objective."

Investment Strategies	In order to achieve its investment objective, the Fund invests in accordance with a "Hybrid Model," whereby the core of its assets are invested in private funds, including hedge funds, and other pooled investment vehicles (collectively, the "Portfolio Funds") that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon. The Portfolio Funds are managed by third-party investment managers ("Managers") selected by the Advisor, with the intention of adding additional Portfolio Funds as the need to diversify among additional Portfolio Funds increases. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and in equity securities that augment these strategies. Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities. It should be noted that the Managers are responsible for the day-to-day decisions with regards to the management of portfolios of the Portfolio Funds, including the weightings, in U.S. and foreign securities and equity securities.
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The Advisor pursuant to the Hybrid Model augments the core Portfolio Fund holdings of the Fund with direct investments in equity securities that are consistent with the investment ideas of the Managers. The Advisor also invests directly in equity securities to actively manage the net long position of the Fund. The Fund generally will not add to its direct positions in equity securities when such investments exceed 50% of the Fund's assets.

The Fund may make short sales as a part of overall portfolio management or to offset a potential decline in the value of a security. A short sale involves the sale of a security that the Fund does not own, or if the Fund owns the security, is not to be delivered upon consummation of the sale. When the Fund makes a short sale of a security that it does not own, it must borrow from a broker-dealer the security sold short and deliver the security to the broker-dealer upon conclusion of the short sale.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Although the Fund's gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited because there is theoretically unlimited potential for the price of a security sold short to increase.

While it is anticipated that the Fund will generally invest its assets in the Portfolio Funds and common stocks, from time to time the Fund may invest in exchange-traded funds ("ETFs") or enter into total return swaps or other structured transactions instead of investing in Portfolio Funds. In addition, the Advisor may seek to manage market, interest rate or currency risk through the direct use of options, futures, or other derivatives in order to reduce the overall volatility of the Fund's portfolio.

The Advisor allocates the Fund's assets among Portfolio Funds using the knowledge and experience of the Advisor to assess Portfolio Funds and to determine an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment.

Performance	The Fund anticipates in normal market conditions additionally investing in the following: (i) hedge funds, (ii) real estate securities and funds, (iii) investment vehicles engaging in fixed income strategies, (iv) investment vehicles engaging in distressed debt security strategies, and (v) emerging market securities funds. The Fund anticipates investing in only some of these investment vehicle types and strategies at any one time and switching among these investment vehicles and strategies based on the Advisor's evaluation of market conditions and the assets it believes will be successful in light of these conditions. With the exception of the long/short equity investment policy described above, the Fund is not required to invest any particular percentage of its assets in any single Portfolio Fund, type of investment vehicle or strategy or any combination of the foregoing. See "Investment Strategies."

Risk Factors	Because the Fund is subject to the investment constraints of the Internal Revenue Code (the "Code") to take advantage of the pass-through tax treatment offered by certain provisions of the Code, the Advisor generally limits the Fund's investments to non-U.S. Portfolio Funds. Furthermore, the Advisor limits the Fund's investments in any one Portfolio Fund to less than 5% of that Portfolio Fund's outstanding voting securities. See "Investment Strategies."
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A summary of certain risks associated with an investment in the Fund is set forth below. See "Principal Risks" for a more detailed description of risks applicable to an investment in the Fund.

Investments in Portfolio Funds are illiquid, their marketability is restricted and the realization of investments from them may take considerable time and/or be costly, in particular because Portfolio Funds may have restrictions that allow redemptions only at specific infrequent dates with considerable notice periods and apply lock-ups and/or early withdrawal fees. The Fund's ability to withdraw monies from, or invest monies in, Portfolio Funds with such restrictions will be limited and such restrictions will limit the Fund's flexibility to reallocate such assets among Portfolio Funds. In addition, Portfolio Funds may have the ability to temporarily suspend the right of their investors to redeem their investment during periods of exceptional market conditions such as those recently experienced, and such suspension may occur for an extended period of time or as a prelude to liquidation of the Portfolio Funds. It may therefore be difficult for the Fund to sell or realize its investments in the Portfolio Funds in whole or in part. See "Non-Principal Risks – Risks Related to the Fund – Liquidity of Shares" and "Non-Principal Risks – Risks Related to Portfolio Funds – Limited Liquidity."

The Fund and certain Portfolio Funds may use investment strategies and techniques that involve greater risks than the strategies typically used by registered investment companies. Portfolio Funds invest in equity and debt securities, and frequently also invest in and trade in other types of securities or instruments including equity-related instruments, debt-related instruments, currencies, financial futures, swap agreements, commodities or real estate securities and funds. In addition, the Portfolio Funds may sell securities short and use a wide range of other investment techniques, including leverage, securities lending and derivative instruments used for both hedging and non-hedging purposes. The use of such instruments, leverage and techniques may be an integral part of a Portfolio Fund's investment strategy, and may increase the risk to which the Fund's portfolios are subject. See "Non-Principal Risks – Risks Related to Portfolio Funds."

The Portfolio Funds may invest a substantial portion of their assets in securities of foreign issuers and the governments of foreign countries. These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including, but not limited to, political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments. See "Investment Policies and Practices – Emerging Market Securities" in the Statement of Additional Information ("SAI").

The Fund and Portfolio Funds invest in common stocks. Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced more volatility in those returns and in certain periods have underperformed relative to fixed-income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock. Also, the price of common stocks is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund or the Portfolio Funds have exposure. Common stock prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

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The Advisor may consider it appropriate, subject to applicable regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in managing the Fund. Such investment techniques can substantially increase the adverse impact of investment risks to which the Fund's investment portfolio may be subject. See "Non-Principal Risks – Risks Related to Investment Strategies – Leverage."

Legal, tax and regulatory changes may occur which may materially adversely affect the Fund. See "Non-Principal Risks – Risks Related to the Fund – Legal and Regulatory Risks" and "Certain Tax Considerations." Additionally, there are certain tax risks associated with an investment in the Fund, including without limitation with respect to tax positions taken by and tax estimates made by the Fund and the Portfolio Funds held by the Fund, as well as the potential for legislative or regulatory change that could impact the Fund. See "Certain Tax Considerations."

Shareholders pay certain fees (e.g., the Management Fee) and expenses of the Fund and indirectly bear the fees (e.g., management fees of Portfolio Fund managers) and expenses of the Portfolio Funds in which the Fund invests. Similarly, Shareholders may indirectly pay incentive compensation to Portfolio Fund managers that charge their investors incentive compensation. The Fund's expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities. Class A Shares and Class I Shares are subject to different fees and expenses.

With respect to the Fund's investments in Portfolio Funds, the Managers charge the Portfolio Funds asset-based fees, and certain Managers are also entitled to receive performance-based fees or allocations, even if the Fund's overall returns are negative. Such fees and performance-based compensation are in addition to the fees charged to the Fund by the Advisor. Moreover, a shareholder in the Fund bears, indirectly, similar expenses of the Portfolio Funds. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable. Performance-based allocations charged by Managers of the Portfolio Funds may create incentives for the Managers to make risky investments, and may be payable by the Fund to a Manager based on a Portfolio Fund's positive returns even if the Fund's overall returns are negative. See "Non-Principal Risks – Risks Related to Portfolio Funds – Performance Fees and Management Fees."

Portfolio Funds are not registered as investment companies under the 1940 Act; therefore, investors in Portfolio Funds do not have the benefit of the protections afforded by the 1940 Act. Managers may not be registered as investment advisers under the Advisers Act, therefore, investors in Portfolio Funds managed by such Managers will not have the benefit of certain of the protections afforded by the Advisers Act. See "Non-Principal Risks – Risks Related to Portfolio Funds – Registration under the 1940 Act and the Advisers Act."

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Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Managers and/or their administrators. A Manager may face a conflict of interest in valuing such securities since their values affect the Manager's compensation. The Advisor reviews the valuation procedures used by each Manager and the Advisor will monitor the returns provided by the Portfolio Funds, including performing ongoing due diligence. However, the Advisor is not able to confirm or review the accuracy of valuations provided by the Managers or their administrators. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of Shares, which determines the value at which new Shareholders are admitted and the amounts Shareholders receive upon any repurchases of Shares by the Fund. Illiquid investments may be harder to value, potentially increasing risks regarding valuation. See "Calculation of Net Asset Value; Valuation" and "Non-Principal Risks – Risks Related to Portfolio Funds – Portfolio Valuation." The Fund has adopted fair value procedures in which the Board delegated the process of fair valuing to a valuation committee that consists of certain officers of the Advisor (the "Valuation Committee"). In accordance with these procedures, the Board will monitor and review fair valuation determinations of Portfolio Funds and other investments made by the valuation committee.

Because certain Portfolio Funds in which the Fund invests may provide infrequent opportunities to purchase their securities, the Fund may hold significant amounts of cash, short-term debt securities or money market securities pending investment in such Portfolio Funds, which could materially adversely affect the Fund's investment returns. See "Investment Strategies."

Board of Trustees	The Fund's Board has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations. A majority of the Trustees are "Independent Trustees" who are not "interested persons" (as defined by the 1940 Act) of the Fund, the Advisor or the Distributor. See "Management of the Fund – Trustees and Officers" in the SAI.

The Advisor

The Fund is managed by Morgan Creek Capital Management, LLC, a North Carolina limited liability company registered as an investment adviser under the Advisers Act. The Advisor provides certain day-to-day investment management services to the Fund. The address of the Fund and the Advisor is 301 West Barbee Chapel Road, Suite 200, Chapel Hill, North Carolina 27517 and the telephone number at such address is 919-933-4004. See "Management of the Fund – Advisor" and "– Advisory Agreement."

The Advisor also acts as servicing agent to the Fund ("Servicing Agent"), whereby it provides or procures certain shareholder servicing and administrative assistance. Investor servicing entails the provision of personal, continuing services to shareholders in the Fund and administrative assistance. The Advisor, acting in the capacity of Servicing Agent, may, in turn, retain certain parties to act as sub-servicing agents ("Sub-Servicing Agents") to assist with investor servicing and administration.

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Provided herein is the performance of the Fund from its inception through March 31, 2022 and a composite showing the historical performance of client accounts managed by the Advisor according to the same investment objective and substantially similar investment strategies and policies as those of the Fund. See "Management of the Fund."

Fees	The Advisor receives a monthly fee, payable monthly in arrears based on the net assets of the Fund as of the last day of each month, in an amount equal to an annual rate of 1.00% of the Fund's net assets with respect to each class of shares. If contributions are made to the Fund during the quarter, the management fee will be prorated. The Servicing Agent may engage one or more Sub-Servicing Agents to provide some or all of the services. Compensation to any Sub-Servicing Agent is paid by the Advisor as Servicing Agent. The Advisor or its affiliates also may pay a fee out of their own resources to Sub-Servicing Agents. The Fund also pays ALPS Fund Services, Inc. (the “Administrator”) certain fixed fees for tax preparation and other services (collectively with the asset based fee, the "Administrative Fee"). The Administrative Fee is paid out of and reduces the Fund's net assets. See "Administration, Accounting and Investor Services Agreements."

Custodian	UMB Financial Corporation serves as the Fund's custodian (the "Custodian"). See "Custodian."

Administrator	ALPS Fund Services, Inc. provides certain administrative and accounting services to the Fund.

Transfer Agent	Effective as of November 11, 2019, DST Asset Management Solutions, Inc. (the "Transfer Agent") serves as the Fund's transfer agent. Prior to November 11, 2019, State Street served as the Fund's transfer agent.

Distribution Agreement	The Fund has entered into a Distribution Agreement (the "Distribution Agreement") with Morgan Creek Capital Distributors, LLC, an affiliate of the Advisor, to provide for distribution of the Shares. The Distribution Agreement provides that the Distributor will sell, and will appoint financial intermediaries to sell, Shares on behalf of the Fund on a best efforts basis. The Distributor receives compensation from the Fund and may receive a portion of the distribution service fees with respect to those classes for which a Rule 12b-1 plan is effective. In connection with Class A Shares, the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.85% per annum of the aggregate value of the Fund's Class A Shares outstanding, determined as of the last calendar day of each month (prior to any repurchase of Shares and prior to the Management Fee being calculated) ("Distribution and Service Fee"). The Distribution and Service Fee is payable quarterly. The Distributor may pay all or a portion of the Distribution and Service Fee it receives to the Advisor or other financial intermediaries that provide distribution and shareholder services with respect to Class A Shares. The Distributor may engage various brokers, dealers, banks and other financial intermediaries ("Selling Agents") to sell Shares. Selling Agents may impose fees, terms and conditions on shareholder accounts and investments in the Fund that are in addition to the terms and conditions imposed by the Fund. Any fees, terms and conditions imposed by the Selling Agents may affect or limit a shareholder's ability to subscribe for Shares or tender Shares for repurchase or otherwise transact business with the Fund.

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Selling Agents that are members of the Financial Industry Regulatory Authority, Inc. ("FINRA") may not accept any compensation in connection with the Fund's Shares that exceeds the regulatory limits set by FINRA. See "Plan of Distribution."

Purchasing Shares

The Fund offers two separate classes of Shares designated as Class A Shares and Class I Shares to certain eligible individual and institutional investors. Shares are offered at their NAV with a sales charge of up to 3.00% (Class A Shares only) and may be purchased on the first Business Day of each calendar month, except that the Fund may offer Shares more frequently as determined by the Advisor.

An investor's subscription for Shares is irrevocable by the investor and will require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Shares in a tender offer. The Board may, in its discretion, cause the Fund to repurchase all of the Shares held by a Shareholder if the total value of the Shareholder's Shares, as a result of repurchase or transfer by the Shareholder, is less than $25,000 (or any lower amount equal to the Shareholder's initial subscription amount).

A sales load of up to 3.00% is charged on purchases of Class A Shares. The sales load may be waived for institutional investors, employees of the Advisor, the Distributor or a financial intermediary and their affiliates, and members of their immediate families and such other persons as may be authorized by the Advisor. The sales load will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund.

Eligibility	The Fund will sell its Shares only to prospective investors who meet both the definition of "accredited investor" as defined in Regulation D under the 1933 Act and the definition of "qualified client" as defined in the Advisers Act. Investors meeting these requirements are referred to in this Prospectus as "eligible investors." See "Eligible Investors."

Transfer Restrictions	There is no public market for Shares and none is expected to develop. The Fund does not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable and liquidity for investments in Shares may be provided only through periodic tender offers by the Fund, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment. See "Eligible Investors," "Purchasing Shares" and "Repurchases of Shares – Transfers of Shares."

No Redemptions; Repurchases of Shares by the Fund	The Fund is a closed-end management investment company. Shareholders of the Fund do not have the right to redeem their Shares. No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem their respective Shares. The Fund may from time to time offer to repurchase Shares from its Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Advisor as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Advisor expects that it will generally recommend to the Board that the Fund offer to repurchase Shares from Shareholders quarterly on the last Business Day in March, June, September and December. The Fund requires that each tendering Shareholder tender a minimum of $25,000 worth of Shares in the case of Class A Shares and $50,000 worth of Shares in the case of Class I Shares, subject to a waiver by the Fund. However, the Fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions or when Portfolio Funds suspend redemptions.

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Taxation

The Fund qualifies, and expects to continue to qualify, as a regulated investment company ("RIC") under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund is not subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and any capital gains.

The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions generally will be taxable as ordinary income to the Shareholder. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Certain Tax Considerations – Distributions to Shareholders."

Subchapter M imposes strict requirements for the diversification of the Fund's investments, the nature of the Fund's income and the Fund's distribution and timely reporting of income and gains.

Conflicts of Interest	The investment activities of the Advisor, the Managers, and their respective affiliates, and their directors, trustees, managers, members, partners, officers, and employees (collectively, the "Related Parties"), for their own accounts and other accounts they manage, may give rise to conflicts of interest that potentially could disadvantage the Fund and its Shareholders. The Advisor and other Related Parties provide other investment management services to other funds and discretionary managed accounts that follow an investment program, certain aspects of which are similar to certain aspects of the Fund's investment program or that replicate certain asset classes within the Fund's investment program. The Advisor and other Related Parties are involved with a broad spectrum of financial services and asset management activities, and may, for example, engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund or the Shareholders. In addition, the Related Parties may be involved with other investment programs, investment partnerships or separate accounts that use Managers or Portfolio Funds that are either already a part of the Fund's portfolio or that may be appropriate for investment by the Fund. In some cases, these Portfolio Funds may be capacity constrained. The Related Parties are under no obligations to provide the Fund with capacity with respect to these Portfolio Funds and, accordingly, the Fund may not have exposure or may have reduced exposure with respect to these Portfolio Funds that may be used in other portfolios managed by Related Parties. The Fund's operations may give rise to other conflicts of interest that could disadvantage the Fund and the Shareholders. See "Conflicts of Interest" and "Conflicts of Interest Relating to the Managers" in the SAI.

Employee Benefit Plans and Other U.S. Tax-Exempt Investors	Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt investors, including employee benefit plans, individual retirement accounts ("IRAs") and Keogh Plans (each, a tax-exempt entity), generally are eligible to subscribe for Shares. The Fund's assets will not be deemed to be "plan assets" for purposes of ERISA because various rules that apply to the plans themselves do not under certain circumstances apply to the investment vehicles that the plan assets invest in and the service providers of such investment vehicles.

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Reports to Shareholders	The Fund furnishes to Shareholders, as soon as practicable after the end of each taxable year, information on Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund prepares and transmits to Shareholders an audited annual report and an unaudited semi-annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent reports on a monthly basis regarding the Fund's operations during each quarter. See "Reports to Shareholders" in the SAI and "Certain Tax Considerations" in this Prospectus.

Anti-Takeover Provisions	The Fund's Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could deprive the holders of Shares of opportunities to sell their Shares at a premium over the then-current NAV. See "Non-Principal Risks – Risks Related to the Fund – Anti-Takeover Provisions in the Agreement and Declaration of Trust."

Counsel for the Fund and the Advisor	Thompson Hine LLP is the counsel for the Fund and the Advisor. Each potential investor should consult its own legal, tax and other advisors in connection with an investment in the Fund. See "Accountants and Legal Counsel" in the SAI.

Independent Registered Public Accounting Firm	Ernst & Young LLP, (the "Auditor") is the Fund's independent registered public accounting firm. See "Accountants and Legal Counsel" in the SAI.

Term	The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Agreement and Declaration of Trust.

Fiscal Year	For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31.

SUMMARY OF FUND EXPENSES

The following Fee Table and Example summarize the aggregate expenses of each class of Shares of the Fund and are intended to assist investors in understanding the costs and expenses that they will bear directly or indirectly by investing in Shares of the Fund. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders of a fund of funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying fund level. Those fees and expenses are described below in "Principal Risks—Risks Related to the Portfolio Funds."

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SHAREHOLDER TRANSACTION FEES

	Class A Shares	Class I Shares
Maximum Sales Load (as a percentage of the offering price per share) (1)	3.00%	None
ANNUAL FUND EXPENSES (as a percentage of average net assets)
Management Fees	1.00%	1.00%
Distribution and Service Fee(2)	0.85%	None
Interest Payments on Borrowed Funds	0.17%	0.16%
Other Fund Expenses(3)	3.01%	2.94%
Acquired Fund Fees and Expenses(4)	6.94%	6.94%
Total Annual Fund Expenses	11.97%	11.04%

(1)	Any sales load will reduce the amount of an investor's initial or subsequent investment in the Fund, and the impact on a particular investor's investment returns would not be reflected in the returns of the Fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.

(2)	In connection with Class A Shares of the Fund, the Fund pays a Distribution and Service Fee equal to 0.85% per annum of the aggregate value of the Fund's Class A Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable quarterly. The Distributor may pay all or a portion of the Distribution and Service Fee to the broker-dealers and other financial intermediaries that sell Shares of the Fund or provide investor services and/or administrative assistance to Shareholders. See "Distribution and Service Fee" below.

(3)	"Other Expenses" are based on estimated amounts for the current fiscal year, and include anticipated expenses to be incurred annually to operate the Fund including, without limitation, professional fees, offering costs, SEC filing fees, FINRA filing fees, administration fees, custody fees, Trustee fees, insurance costs, financing costs, the fees and expenses of other funds in which the Fund may invest, and other expenses.

(4)	Acquired Fund Fees and Expenses include approximately 1.11% of operating expenses, 1.03% of management fees, and 2.97% of performance-based incentive fees of the underlying Portfolio Funds in which the Fund invests. The fees and expenses indicated are calculated based on estimated amounts for the current fiscal year.

Example for the Fund

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The assumed 5% annual return, which is required by the SEC, is not a prediction of, and does not represent, the projected or actual performance of the Fund.

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$142	$343	$520	$870
Class I Shares	$107	$303	$477	$832

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The example is based on the fees and expenses incurred by the Fund, including the sales load and Acquired Fund Fees and Expenses, as set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. The rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the amount of certain fees and expenses paid by the Fund.

FINANCIAL HIGHLIGHTS

The following summary represents per Share data, ratios to average net assets and other financial highlights information for Shareholders for the past five years. The information has been derived from the financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the financial statements and the notes thereto, are attached as Appendix B to the Fund's Statement of Additional Information and are available on request from the Fund. The information in the table below should be read in conjunction with those financial statements and the noted thereto.

The following summary represents per Share data, ratios to average net assets(a) and other financial highlights information for Class I Shareholders:

Class I	For the Year Ended March 21, 2022	For the Year Ended March 31, 2021	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019	For the Year Ended March 31, 2018
Net asset value - beginning of period	$1,010.99	945.16	$1,125.10	$1,177.30	$1,056.13

Income/(Loss) from investment operations:
Net investment loss(b)	(37.73)	(41.24)	(39.42)	(32.41)	(16.96)
Net realized and unrealized gain/(loss) on investments	(137.30)	291.32	(84.94)	175.36	138.13
Total income/(loss) from investment operations	(175.03)	250.08	(124.36)	142.95	121.17

Less distributions:
From net investment income	(96.90)	(184.25)	(55.58)	(195.15)	—

Net asset value - end of period	$739.06	$1,010.99	$945.16	$1,125.10	$1,177.30

Total Return(c)	(18.51%)	27.26%	(11.31%)	15.50%	11.47%

Ratios/Supplemental Data:
Ratio of total expenses to average net asset(d)(e)	4.07%	3.99%	4.25%	3.78%	2.38%

Ratio of total expenses after expense reimbursement and management fee reduction(e)(f)	4.07%	3.99%	4.04%	3.01%	1.70%

Ratio of total expenses subject to expense reimbursement(e)(f)	N/A	N/A	N/A	N/A	1.35%

Ratio of net investment loss to average net assets(g)	(4.05%)	(3.93%)	(3.73%)	(2.82%)	(1.54%)

Portfolio turnover rate	18%	23%	37%	18%	21%

Net assets, end of period (in thousands)	$16,051	$26,515	$19,490	$30,684	$48,530

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(a)	Average net assets is calculated using the average net asset value of the class at the end of each month throughout the year.

(b)	Calculated based on the average shares outstanding methodology.

(c)	Total return assumes a subscription of a Share in the class at the beginning of the period indicated and a repurchase of a Share on the last day of the period, and assumes reinvestment of all distributions during the period when owning Shares of the class. Total return is not annualized for periods less than twelve months.

(d)	Represents a percentage of expenses reimbursed per the prospectus.

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(e)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ expenses.

(f)	Effective April 1, 2018, the Board approved eliminating the Expense Cap for the Class I Shares.

(g)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ income and expenses.

The above ratios and total return have been calculated for the Class I Shareholders taken as a whole. An individual Class I Shareholder’s ratios and total return may vary from these due to the timing of capital share transactions.

The following summary represents per Share data, ratios to average net assets(a) and other financial highlights information for Class A Shareholders:

Class A	For the Year Ended March 31, 2022	For the Year Ended March 31, 2021	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019	For the Year Ended March 31, 2018
Net asset value - beginning of period	$904.48	$864.33	$1,038.06	$1,105.35	$1,000.00

Income/(Loss) from investment operations:
Net investment loss(b)	(40.56)	(45.71)	(46.27)	(39.55)	(24.66)
Net realized and unrealized gain/(loss) on investments	(121.32)	265.20	(76.09)	162.11	130.01
Total income/(loss) from investment operations	(161.88)	219.49	(122.36)	122.56	105.35

Less distributions:
From net investment income	(92.47)	(179.34)	(51.37)	(189.85)	—

Net asset value - end of period	$650.13	$904.48	$864.33	$1,038.06	$1,105.35

Total Return(c)	(19.20%)	26.18%	(12.06%)	14.65%	10.54%

Ratios/Supplemental Data:
Ratio of expenses to average net assets(d)(e)	4.97%	4.87%	5.32%	4.65%	3.08%

Ratio of expenses to average net assets including fee waivers and reimbursements(d)(e)(f)	4.97%	4.87%	5.19%	3.90%	2.37%

Ratio of total expenses subject to expense reimbursement(d)(e)(f)	N/A	N/A	N/A	N/A	2.20%

Ratio of net investment loss to average net assets(d)(g)	(4.96%)	(4.81%)	(4.90%)	(3.73%)	(2.22%)

Portfolio turnover rate	18%	23%	37%	18%	21%

Net assets, end of period (in thousands)	$330	$413	$298	$159	$158

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(a)	Average net assets is calculated using the average net asset value of the class at the end of each month throughout the year.

(b)	Calculated based on the average shares outstanding methodology.

(c)	Total return assumes a subscription of a Share in the class at the beginning of the period indicated and a repurchase of a Share on the last day of the period, and assumes reinvestment of all distributions during the period when owning Shares of the class. Total return is not annualized for periods less than twelve months. Total return does not reflect sales charge (load) of 3.00%.

(d)	Ratio is annualized for periods less than twelve months.

(e)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ expenses.

(f)	Effective April 1, 2018, the Board approved eliminating the Expense Cap for the Class A Shares.

(g)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ income and expenses.

The above ratios and total return have been calculated for the Class A Shareholders taken as a whole. An individual Class A Shareholder’s ratios and total return may vary from these due to the timing of capital share transactions.

THE FUND

The Fund is a Delaware statutory trust registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund is authorized to issue and unlimited number of Shares of beneficial interest and may divide the Shares into one or more classes (each, a "Class"). The Shares are currently offered in two Classes. Each class has a separate distribution and service fee arrangement but otherwise has the same rights and privileges as the other Class.

All Shares of each Class are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. No shareholder has the right to require redemption or repurchase of any Shares by the Fund or to tender Shares to the Fund for repurchase. Shareholders are not liable for further calls or assessments. The Fund does not intend to hold annual meetings of shareholders.

The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled investment pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations (often over $1 million) to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds ("Managers"), which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Registered closed-end investment companies are typically organized as corporations, business trusts, limited liability companies or limited partnerships that generally are managed more conservatively than most private investment funds. These registered companies impose relatively modest minimum investment requirements, and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but not incentive-based) fees.

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The Fund is similar to a private investment fund in that it is actively managed and its interests are sold to eligible investors (primarily high net worth individual and institutional investors, as defined below, subject to applicable requirements). The Advisor relies on third-party Managers to indirectly manage investments of the Fund. Unlike many private investment funds, however, the Fund is a registered closed-end investment company and can offer interests without limiting the number of eligible investors that can participate in its investment program. The structure of the Fund is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of investors and the manner of offering faced by many of those funds.

USE OF PROCEEDS

Substantially all of the net proceeds are invested in securities that meet the Fund's investment objective within approximately three months after the receipt of proceeds from the sale (investment). The Advisor believes a three-month investment period is in the best interests of the Fund in order to provide the Fund the flexibility to invest the proceeds of the offering in the most opportunistic manner, in light of the nature of the market for interests in potential Portfolio Funds and current market conditions. Moreover, given the current economic environment, the Advisor believes that the flexibility of investing the Fund's assets over a three-month period may permit the Fund to invest in Portfolio Funds and securities at more favorable prices, although no assurance can be given in this regard. Pending such investment, it is anticipated that the proceeds will be invested in high-quality money market securities.

INVESTMENT OBJECTIVE

The Fund's investment objective is to generate attractive long-term returns relative to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets. In order to achieve its investment objective, the Fund allocates to both private funds, or other pooled investment vehicles, that practice long and short equity investment strategies and direct equity securities. "Portfolio Funds", as used through this Prospectus refers to limited partnerships, limited liability companies or other funds and investment vehicles that are private and issue interests to investors that meet certain suitability standards. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk management strategies will be successful.

If the Fund's Board determines that the Fund's investment objective should be changed, Shareholders will be given written notice that will precede or accompany the Fund's next tender offer with such change to be effective on the Business Day immediately following the applicable date (i.e., the last Business Day of March, June, September and December, ("Valuation Date")) for such tender offer. Such change, however, can be effected without Shareholder approval. Except as otherwise stated in this Prospectus or the Agreement and Declaration of Trust, the investment policies, strategies and restrictions of the Fund are not fundamental and may be changed by the Board, without the approval of Shareholders. The Fund's principal investment policies and strategies are discussed below.

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INVESTMENT STRATEGIES

The Fund seeks to achieve its investment objective by investing in accordance with a "Hybrid Model," whereby the core of its assets are invested in Portfolio Funds that are not expected to be highly correlated to each other or with traditional equity markets over a long-term horizon. The Portfolio Funds are managed by third-party Managers selected by the Advisor. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies. Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds and those equity securities directly held by the Fund on an aggregate basis will consist of equity securities and 40% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities.

While it is anticipated that the Fund will invest its assets in Portfolio Funds and equity securities, from time to time, the Fund also may invest in ETFs or enter into total return swaps or other structured transactions instead of investing in Portfolio Funds. In addition, the Advisor may seek to manage market, interest rate or currency risk through the direct use of options, futures, or other derivatives in order to reduce the overall volatility of the Portfolio Funds’ portfolios. The Advisor may consider it appropriate, subject to applicable regulations, to utilize forward and futures contracts, options, swaps, other derivative instruments, short sales, margin and other forms of leverage in managing the Fund.

The Advisor looks to leverage its relationships with Managers to provide insights on the relative attractiveness of investment markets and employ an opportunistic allocation discipline. The experience, track record and reputation of the Advisor may enable the Fund to gain access to Managers often not available to most investors.

The Fund invests in multiple Portfolio Funds in part to seek to mitigate portfolio manager specific risk and allow for a more diversified approach to investing by reducing the impact of any single decision on the Fund's overall portfolio. The Fund utilizes generalist Managers as well as sector or regional Managers across multiple disciplines. Building off a core of Managers, the Advisor selectively allocates capital to emerging Managers where the Advisor has a previous relationship or knowledge of such Manager.

Investment Methodology. Pursuant to the Hybrid Model, the Advisor focuses on the continual identification of the highest caliber investment firms by exploiting its large proprietary networks of alternative investment firms created over multiple decades of experience in hiring and funding some of the leading individuals in the hedge fund business. The Advisor employs a dedicated team of investment professionals with extensive backgrounds in the study of alternative investment approaches and techniques and has relationships with a large network of managers, peers, service providers and other investors.

Manager evaluation involves qualitative review and quantitative analysis. The Advisor attempts to identify the Managers' unique skill, or "edge." The Advisor also analyzes past performance and a Manager's ability to adapt to changing market environments. Portfolio construction focuses on the balance between long-term strategic allocations to particular investment styles and techniques and shorter-term tactical allocation decisions in an attempt to capitalize on market inefficiencies and opportunities.

The Advisor monitors Managers by reviewing reported performance numbers and by performing various statistical analyses. The Advisor also maintains close professional relationships with the Managers retained by the Fund, which assists in monitoring and assessing any changes in a Manager's organization, strategy and personnel.

The Advisor pursuant to the Hybrid Model augments the core Portfolio Fund holdings of the Fund with direct investments in equity securities that are consistent with the investment ideas of the Managers. The Advisor also invests directly in equity securities to actively manage the net long position of the Fund. The Fund generally will not add to its direct positions in equity securities when such investments exceed 50% of the Fund's assets.

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Portfolio Funds. The Advisor will allocate assets to Portfolio Funds based upon, among other things, quantitative information and risk management guidelines that seek to maintain what the Advisor believes is an appropriate level of diversification. The Advisor will generally not invest more than 10% of the net assets of the Fund with any single Manager (measured at the time of investment). The Advisor will conduct ongoing reviews of each Portfolio Fund's strengths and weaknesses and make allocations and reallocations of assets based upon an ongoing evaluation of the strengths and weaknesses, changes in the investment strategies or capabilities of Portfolio Funds, changes in market conditions and performance. Each Portfolio Fund will be selected based upon its investment strategy and trading styles, organizational depth, risk management techniques/processes, longevity, ability to generate attractive risk-adjusted returns and other criteria. The Advisor anticipates that the number and identity of Portfolio Funds will vary over time, at the Advisor's discretion, as a result of allocations and reallocations among existing and new Portfolio Funds and the performance of each Portfolio Fund as compared to the performance of the other Portfolio Funds. The Advisor may select new Portfolio Funds, or redeem or withdraw from Portfolio Funds, at any time without prior notice to, or the consent of, shareholders of the Fund.

Because the Fund is subject to the investment constraints of the Code to take advantage of the pass-through tax treatment offered by certain provisions of the Code, the Advisor generally will limit the Fund's investments to non-U.S. Portfolio Funds.

Portfolio Funds are private pools of investment capital with broad flexibility to buy or sell a wide range of assets, which consist primarily of equities. Other assets that Managers may invest Portfolio Fund assets in include preferred securities, debt including distressed debt securities and global bonds, convertible securities, foreign securities and currency, mortgage and asset backed securities, real estate, private equity securities, commodities, futures, options, swaps, forward contracts, repurchase and reverse repurchase agreements, derivatives and new issue securities. Managers may enter into a variety of types of investment arrangements including arrangements involving counterparties, dollar roll transactions, off-exchange transactions, securities lending, when-issued investments and forward commitments. The investment approaches and techniques pursued by Portfolio Funds are of an extremely wide range. Major categories include:

•	relative value — seeks to profit from relative mispricing of related financial instruments relative to each other or historical norms. These strategies may apply qualitative or quantitative analysis and typically are not dependent on the general direction of broad market movements.

•	event driven — seeks to take advantage of information inefficiencies resulting from a particular corporate event. A Portfolio Fund investing in this strategy will take positions in companies that are expected to become the subject of takeovers, liquidations, bankruptcies, tender offers, buybacks, spin-offs, exchange offers, mergers or other types of corporate reorganizations in the hope of profiting on results from the specific event. The goal of this strategy is to profit when the price of a security changes to reflect more accurately the likelihood and potential impact of the occurrence, or non-occurrence, of an extraordinary event. If the event fails to occur or it does not have the effect foreseen, losses can result;

•	fundamental long/short — involves buying or selling predominantly corporate securities believed to be over- or underpriced relative to their potential value; and

•	directional trading — seeks to profit in changes from macro-level exposures, such as broad securities markets, interest rates, exchange rates and commodities.

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Certain types of Portfolio Funds generate fairly stable returns in most market environments. These Portfolio Funds include funds in the relative value and event driven categories. Other types of Portfolio Funds seek to capitalize on movements in the underlying markets and are, thus, exposed to the direction of those markets. These Portfolio Funds include funds in the fundamental long/short and directional trading categories. The Fund may invest in Portfolio Funds managed by Managers that pursue any single type of investment strategy or a combination of strategies. The Fund may periodically seek exposure to particular Portfolio Funds engaging in directional strategies to capitalize on temporary market opportunities.

Manager Techniques. The Advisor may emphasize certain techniques that the Advisor believes are more likely to be profitable than others due to its assessment of prevailing market conditions. Based upon the number of available Portfolio Funds pursuing an investment technique and the Advisor's view of the investment potential and diversification benefits of such technique, certain of the Portfolio Funds selected by the Advisor may be allocated substantially larger portions of the Fund's assets than other Portfolio Funds. These techniques seek to maintain varying degrees of directional exposure to equity markets, based on the Advisor's assessment of the market conditions and underlying company fundamentals.

In allocating assets to Portfolio Funds, the Advisor determines which investment techniques should be included in the Fund's investment portfolio (based on its evaluation of market conditions) and the amount of the Fund's assets to be allocated to such techniques. The Advisor may take into account a number of factors when considering a Manager's ability to manage assets using a particular investment technique or techniques, including: the length of the Manager's experience in that technique; qualitative judgments of the Manager's organizational structure, professional depth and stability, internal controls and risk management and valuation procedures; the Manager's capacity to manage assets in that technique; and quantitative analysis of the Manager's historical performance. The Fund may allocate assets to more than one Portfolio Fund sponsored by the same Manager, such as in the event that a Manager sponsors Portfolio Funds in various asset classes or if the existing Portfolio Fund is no longer open or available for direct investment by the Fund but is sponsoring a successor Portfolio Fund with the same or similar technique.

Asset Classes. In the aggregate, the Fund's exposures through the Portfolio Funds will be primarily to publicly-traded equities, but may include a broad array of other securities and financial instruments, including publicly-traded equity and debt, private and restricted securities, distressed investments, commodities, real estate and mortgage-related securities, other asset-backed securities, and various derivative instruments thereon or related thereto, such as futures, swaps and options. Issuers may be located in any country, in both developed and emerging markets. Issuers may be of all capitalizations ranges and generally there are no restrictions on the percentage of Portfolio Fund assets that may be invested in small and mid-cap companies. The Portfolio Funds may in some cases hedge currency risks.

Sectors. Particularly when considering Portfolio Funds that focus on equities, the Advisor may seek to allocate broadly among investment styles or sectors to better manage volatility. These styles may include, among others, growth/value and a variety of sectors including, but not limited to, Energy/Natural Resources, Healthcare, Financials, Technology and Real Estate.

Regions. The Fund will be composed of Portfolio Funds that invest across global markets, including both developed and emerging markets. To better understand the global nature of the Portfolio Funds, one can reference the countries included in the MSCI World Index as a proxy for the various regions in which the Fund can invest. While country exposure will change depending on the market environment and the Managers' views of the prevailing opportunity set, Portfolio Funds will typically have exposure to regions including, but not limited to, the U.S., Western Europe, Asia and various emerging markets.

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Investment Process

The Advisor's investment process consists of three separate yet integrated due diligence teams: Investment Due Diligence, Operational Due Diligence and Risk Due Diligence. The Advisor promotes a culture that encourages dialogue, discussion, and debate and this open exchange of ideas is critical to educate and raise awareness in the investment process.

Investment Due Diligence. It is the responsibility of the Advisor to research and identify Managers. The Advisor allocates the Fund's assets among Managers using its diverse knowledge and experiences to assess the capabilities of the Managers and to determine an appropriate mix of investment strategies, asset classes, sectors and styles given the prevailing economic and investment environment. The Advisor will focus on asset allocation, manager selection and portfolio construction to accomplish the investment objective described above. Our business model is built on the premise that the majority of excess investment returns are generated through asset allocation, not through individual security selection.

The investment due diligence process consists of both quantitative and qualitative assessments which include risk profile, exposure tracking, alpha sourcing, managing beta and volatility and various other risk scenarios. The Advisor requests information from each Manager regarding the Manager's historical performance and investment strategy. The Advisor also requests detailed portfolio information on a continuing basis from each Manager retained on behalf of the Fund.

In addition, the Advisor and Fund do not control any of the Managers, their choice of investments, or any other investment decisions. The investments of the Fund will always be made pursuant to written disclosures from, and/or agreements with, a Manager that will provide, among other things, guidelines by which the Manager will make its investment decisions. However, while each Manager undertakes to follow specified investment programs, it is possible that a Manager could deviate from such program, and such deviation could result in a loss of all or part of the Fund's investments.

It is also the responsibility of the Advisor to research and identify direct equity security investments. In carrying out this responsibility, the Advisor utilizes a variety of types of research including third-party research reports.

Operational Due Diligence. The Advisor's operational due diligence team, under the direction of the Operational Due Diligence Committee, is embedded throughout the investment process and provides an independent and ongoing analysis that supports the execution of the investment thesis. The Operational Due Diligence process consists of (1) Initial Due Diligence, (2) on-site or virtual Due Diligence visits, (3) Ongoing Due Diligence, and (4) Monthly/Quarterly/Annual Valuation Processes.

Risk Due Diligence. Risk due diligence is primarily focused on providing ongoing risk measurement, in addition to providing quantitative and qualitative analytical support for the Investment Due Diligence process. Risk due diligence utilizes internal tools and resources and may also draw on external providers of risk measurement and analytics.

Limits. The Advisor will limit Fund's investments in any one Portfolio Fund to less than 5% of a Portfolio Fund's outstanding voting securities. In addition, the Advisor may seek to manage market, interest rate or currency risk through the direct use of options, futures or other derivatives in order to reduce the overall volatility of the Fund's portfolio. Further, as part of its normal operations, the Fund may hold high-quality money market securities pending investments or when it expects to need cash to pay Shareholders who tender their Shares.

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Non-Diversified Status. The Fund is considered a non-diversified company under the 1940 Act and may thus concentrate its assets in fewer issuers than a fund that is organized as a "diversified" fund under the 1940 Act. While it is possible that the Fund may indirectly concentrate in individual securities, sectors or industries, the Advisor to the best of its ability monitors the underlying securities and other assets held by the Portfolios for the possibility of such concentration.

Manager Investment Techniques

The Fund generally invests at least 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies. Long/short equity strategies involve buying securities, groups of securities, or overall markets (called "going long") in the expectation that they will increase in value while simultaneously selling them ("going short") in the expectation that they will decrease in value. These strategies are often categorized by the proportion of the total portfolio held long vs. held short. When the majority of the portfolio is held long, the portfolio is characterized as "net long." When the majority of the portfolio is held short, the portfolio is characterized as "net short." When the long and short positions are relatively balanced, the portfolio is characterized as "market neutral." The strategies may also use leverage or hedging to enhance returns and/or manage risk. The Portfolio Funds may invest in any type of long/short strategy.

The Fund anticipates, in normal market conditions, investing in Portfolio Funds managed pursuant to a number of other investment strategies. These indicative strategies, as well as other Portfolio Funds following other strategies that the Portfolio Funds may invest in from time to time, are described in more detail below. The Fund anticipates investing in Portfolio Funds following only some of these strategies at any one time and switching among these strategies based on the Advisor's evaluation of market conditions and the assets it believes will be successful in light of these conditions.

Leverage. Portfolio Funds may engage in various forms of leverage. Leverage can be employed in a variety of ways including direct borrowing, margining (an amount of cash or eligible securities an investor deposits with a broker when borrowing to buy securities), short selling and the use of futures, warrants, options and other derivative products. To the extent that a Portfolio Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of a Portfolio Funds (and therefore the Fund's) net assets will decrease.

Short Selling. Managers may engage in short selling on behalf of the Portfolio Funds they manage. Short selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the investor to profit from declines in securities.

Global Tactical Asset Allocation ("GTAA") Strategies. GTAA is a multi-asset class strategy that seeks to generate returns by adjusting exposures to global equity, bond, commodity, and currency markets. Quantitative models are employed to identify trends in valuation, cyclical, and momentum factors across various markets, with exposure in the strategies adjusted to take advantage of the most attractive opportunities. Derivatives are typically used in order to gain exposure to the underlying markets quickly and efficiently. GTAA strategies can either be used as a stand-alone investment strategy or as an "overlay" to adjust the overall exposures of an entire investment portfolio. The Portfolio Funds may utilize GTAA in either of these capacities.

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Event-Driven Strategies. Managers may invest in companies involved in (or the target of) acquisition attempts or tender offers or in companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions.

RISKS

Although the Fund seeks to generate consistent returns over a long time period or investment horizon while attempting to minimize risk, the Fund's investment program does entail risks. There can be no assurance that the investment objective of the Fund or those of the Portfolio Funds in which the Fund invests will be achieved or that their investment programs will be successful. Certain risks associated with an investment in the Fund are set forth below.

Risks Related to the Fund

Borrowing and Lines of Credit. The Fund may borrow money pursuant to a line of credit with a financial institution or other arrangement to purchase portfolio securities and for portfolio management purposes.

Non-Diversified Status. The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the 1940 Act on the percentage of the Fund's assets that may be invested in the securities of any one issuer. Although the Advisor will follow a general policy of seeking to diversify the Fund's capital among multiple Portfolio Funds and multiple other issuers with respect to its direct investing in securities, the Advisor may depart from such policy from time to time and one or more Portfolio Funds may be allocated a relatively large percentage of the Fund's assets subject to the limits set forth herein. The Fund will limit the percent of assets held of any one Portfolio Fund, at the time of investment, to an amount that is in accordance with any regulatory restrictions applicable to the Fund. As a consequence of a large investment in a particular Portfolio Fund, losses suffered by such Portfolio Fund could result in a larger reduction in the Fund's NAV than if such capital had been more proportionately allocated among a larger number of Portfolio Funds.

Reliance on the Advisor. The success of the Fund depends on the expertise of the Advisor and its ability to select Portfolio Funds managed by successful Managers and to make direct investments in securities. There can be no assurance that the Advisor will be successful in doing so. In addition, the Advisor is not required to devote its full time to the business of the Fund and there is no guarantee or requirement that any investment professional or other employee of the Advisor will allocate a substantial portion of his or her time to the Fund. The loss of one or more individuals involved with the Advisor could have a material adverse effect on the performance or the continued operation of the Fund. If the Advisor is removed, resigns or otherwise no longer serves as the investment adviser of the Fund, investments in a large number of Portfolio Funds may be required to be liquidated or may otherwise become unavailable to the Fund, which may have an adverse impact on the Fund's investment performance.

Fees and Expenses. Shareholders pay certain fees (e.g., the Management Fee) and expenses of the Fund and indirectly bear the fees (e.g., management fees of Portfolio Fund managers) and expenses of the Portfolio Funds in which the Fund invests. Similarly, Shareholders may indirectly pay incentive compensation to Portfolio Fund managers that charge their investors incentive compensation. The Fund's expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities. Class A Shares and Class I Shares are subject to different fees and expenses.

Legal and Regulatory Risks. Legal and regulatory changes could occur that may materially adversely affect the Fund. For example, the regulatory environment for derivative instruments in which Managers may participate is evolving, and changes in the regulation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies. Similarly, the regulatory environment for leveraged investors and for private equity and hedge funds generally is evolving, and changes in the direct or indirect regulation of leveraged investors or private equity and hedge funds, including tax regulation applicable thereto, may materially adversely affect the ability of the Fund to pursue its investment objectives or strategies. The Portfolio Funds may be established in jurisdictions where no or limited supervision is exercised on such Portfolio Funds by regulators. Investor protection may be less efficient than if supervision was exercised by a regulator. If regulators were to adopt leverage limitations for private equity or hedge funds, these funds may not be able to earn the same returns they earned in the past.

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Liquidity of Shares. The Fund has been established as a closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. In order to be able to meet daily redemption requests, mutual funds are subject to more stringent liquidity requirements than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its net assets in illiquid securities, while a closed-end fund, such as the Fund, may invest all or substantially all of its assets in illiquid investments (as is the Fund's investment practice). The Advisor believes that unique investment opportunities exist in the market for Portfolio Funds, which generally are illiquid.

Shareholders will have no right to have their Shares redeemed or, because the Fund is not an "interval fund" within the meaning of Rule 23c-3 under the 1940 Act, repurchased by the Fund at any time. While the Fund expects to offer to repurchase Shares from Shareholders from time to time, no assurance can be given that these repurchases will occur as scheduled or at all because repurchases will be conducted at the sole discretion of the Board.

The Fund may be subject to certain Portfolio Funds' initial lock-up periods beginning at the time of the Fund's initial investment in a Portfolio Fund, during which the Fund may not withdraw its investment. In addition, certain Portfolio Funds may at times elect to suspend completely or limit withdrawal rights for an indefinite period of time in response to market turmoil or other adverse conditions (such as those experienced by many hedge funds during late 2008 into 2009). During such periods, the Fund may not be able to liquidate its holdings in such Portfolio Funds in order to meet repurchase requests. In addition, should the Fund seek to liquidate its investment in a Portfolio Fund that maintains a side pocket, the Fund might not be able to fully liquidate its investment without delay, which could be considerable. The Fund may need to suspend or postpone repurchase offers if the Fund is not able to dispose of its interests in Portfolio Funds in a timely manner.

Repurchases of Shares. There will be a substantial period of time between the date as of which Shareholders must accept the Fund's offer to repurchase their Shares and the date such Shareholders can expect to receive payment for their Shares from the Fund. Shareholders whose Shares are accepted for repurchase bear the risk that the Fund's NAV may fluctuate significantly between the time that they accept the Fund's offer to repurchase their Shares and the date as of which such Shares are valued for purposes of such repurchase. Shareholders will have to decide whether to accept the Fund's offer to repurchase their Shares without the benefit of having current information regarding the value of the Shares on a date proximate to the date on which the Shares are valued by the Fund for purposes of effecting such repurchases. Payment for repurchased Shares in the Fund may require the liquidation of investments in Portfolio Funds or securities earlier than the Advisor would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Advisor will take measures to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

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Investment in the Fund is Not Suitable for All Investors. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. An investment in the Fund should be made only by investors who understand the nature of the investment and do not require more than limited liquidity in this investment. An investor could incur substantial, or even total, losses on an investment in the Fund. The Shares are only suitable for persons willing to accept this high level of risk.

Risks Related to the Portfolio Funds

Limited Liquidity. Portfolio Funds may be or may become illiquid, their marketability may be restricted and the realization of investments from them may take a considerable time and/or be costly, in particular because Portfolio Funds may have restrictions that allow redemptions only at specific infrequent dates with considerable notice periods, and apply lock-ups and/or early withdrawal fees. The Fund's ability to withdraw monies from or invest monies in Portfolio Funds with such restrictions will be limited, especially in the case of Portfolio Funds that are private equity funds, and such restrictions will limit the Fund's flexibility to reallocate such assets among Portfolio Funds. In addition, Portfolio Funds may have the ability to indefinitely suspend the right of their investors to redeem their investment during periods of exceptional market conditions, such as those recently experienced, and such suspension may occur for an extended period of time or as a prelude to liquidation of the Portfolio Fund. Consequently, the Fund's investments in a Portfolio Fund could depreciate in value during the time a redemption is delayed, and the Fund would be precluded from redeploying its capital to more advantageous investment opportunities. The risk of illiquidity in a Portfolio Fund is exemplified by the recent turmoil in the markets in which a number of Portfolio Funds have suspended redemptions, resulting in the inability of investors to obtain liquidity in their holding in such Portfolio Fund. Portfolio Funds also may be able to divide their portfolio assets into liquid and illiquid pools of assets and distribute the illiquid securities or interests in the illiquid securities to the Fund, and the Advisor may not have experience managing such assets. It may therefore be difficult for the Fund to sell or realize its investments in the Portfolio Funds in whole or in part. In addition, liquidity may be subject to commitments made by the Advisor or the Managers as to the frequency of redemptions and/or length of lock-up periods to secure capacity with such Portfolio Funds.

Strategy Risk. Strategy risk is associated with the failure or deterioration of an entire strategy such that most or all investment managers employing that strategy suffer losses. Strategy specific losses may result from excessive concentration by multiple Managers in the same investment or general economic or other events that adversely affect particular strategies (e.g., the disruption of historical pricing relationships). The strategies employed by the Managers may be speculative and involve substantial risk of loss in the event of such failure or deterioration. There can be no assurance that the trading strategies employed by a Manager will be successful. For example, the proprietary models used by a Manager may not function as anticipated during unusual market conditions. Furthermore, while each Manager may have a performance record reflecting its prior experience, this performance cannot be used to predict future profitability.

Manager Risk. Manager risk is the risk of loss due to fraud on the part of a Manager, intentional or inadvertent deviations from the Managers' communicated investment strategy, including excessive concentration, directional investing outside pre-defined ranges or in new capital markets, excessive leverage and risk taking, or simply poor judgment. Although the Advisor will seek to allocate the Fund's assets to Managers whom they believe will operate with integrity and sound operational and organizational standards, the Advisor may have no, or only limited, access to information regarding the activities of the Managers, and the Advisor cannot guarantee the accuracy or completeness of such information. As a consequence, although the Advisor will monitor the activities of the Managers, it may be difficult, if not impossible, for the Advisor to protect the Fund from the risk of Manager fraud, misrepresentation or material strategy alteration. The Advisor will have no control over the day-to-day operations of any of the Portfolio Funds managed by the Managers. As a result, there can be no assurance that every such Portfolio Fund will conform its conduct to these standards. The failure of operations, information technology systems or contingency/disaster recovery plans may result in significant losses for the affected Portfolio Funds. Shareholders themselves will have no direct dealings or contractual relationships with the Managers.

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Potential Conflicts of Interest Involving Managers. Certain of the Managers may engage in other forms of related and unrelated activities in addition to advising Portfolio Funds. They may also make investments in securities for their own account. Activities such as these could detract from the time a Manager devotes to the affairs of Portfolio Funds. In addition, certain of the Managers may engage affiliated entities to furnish brokerage services to Portfolio Funds and may themselves provide market making services, including acting as a counterparty in stock and over-the-counter transactions. As a result, in such instances the choice of broker, market maker or counterparty made by a Portfolio Fund and the level of commissions or other fees paid for such services (including the size of any mark-up imposed by a counterparty) may not have been made at arm's length.

Portfolio Valuation. Shares in Portfolio Funds are generally valued based upon values or performance information provided by the Managers or their administrators, as the case may be. However, such information may be subject to little independent verification or other due diligence and may not comply with generally accepted accounting practices or other valuation principles. In addition, these entities may not provide estimates of the value of Portfolio Funds, or may do so irregularly, with the result that the values of such investments may be estimated by, and at the discretion of, the Administrator or the Advisor. Certain securities or investments, particularly those for which market quotations may not be readily available, may be difficult to value. Because of overall size, concentration in particular markets and maturities of positions held by the Fund through the Portfolio Funds, the value at which their investments can be liquidated may differ, sometimes significantly, from the interim valuations obtained by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. Securities held by Portfolio Funds may routinely trade with bid-offer spreads that may be significant. In addition, the Portfolio Funds may hold loans or privately placed securities for which no public market exists. Accordingly, the values of Portfolio Funds provided to the Fund may be subject to an upward or downward adjustment based on information reasonably available at that time or following the auditing of Portfolio Funds' financial records. There can therefore be no guarantee that the Fund's investments could ultimately be realized at the Fund's valuation of such investments. See "Calculation of Net Asset Value; Valuation."

Ownership of Underlying Investments. When deciding whether to invest, or continue investing in, Portfolio Funds, the Advisor carries out no independent investigation of the ownership of the assets of the Portfolio Fund or the administrator to the Portfolio Fund. Instead, the Advisor relies on audited accounts and other financial information provided to it by the Portfolio Fund. In the event that Portfolio Funds do not own or there is a defect in the ownership of the underlying investments, this could have an adverse impact on the ability of the Fund to achieve its investment objective.

Concentration of Investment Portfolio. Because Portfolio Funds may have the ability to concentrate their investments by investing an unlimited amount of their assets in a single issuer, sector, market, industry, strategy, country or geographic region, the overall adverse impact on such Portfolio Funds, and correspondingly on the Fund, of adverse movements in the value of the securities of a single issuer, sector, market, industry, strategy, country or geographic region will be considerably greater than if such Portfolio Funds were not permitted to concentrate their investments to such an extent. By concentrating in a specific issuer, sector, market, industry, strategy, country or geographic region, Portfolio Funds will be subject to the risks of that issuer, sector, market, industry, strategy, country or geographic region, such as rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings, and may be more susceptible to risks associated with a single economic, political or regulatory circumstance or event than a more diversified portfolio might be. Moreover, a number of Portfolio Funds might accumulate positions in the same or a related investment at the same time, compounding such risk. In addition, the Fund is permitted to make direct investments, including, without limitation, in single security positions. It is possible for the Fund to have a portion of its assets concentrated in a single issuer or security, and thus be subject to a similar concentration risk.

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Leverage. The use of leverage by the Portfolio Funds can substantially increase the adverse impact of risks to which an investment in the Fund may be subject. The cumulative effect of the use of leverage by Portfolio Funds in a market that moves adversely to such Portfolio Funds could result in a substantial loss to the Fund, which would be greater than if the Portfolio Funds were not leveraged. As a result, if the Fund's losses with respect to any Portfolio Fund were to exceed the amount of capital invested in that Portfolio Fund, the Fund could lose its entire investment. Leverage increases the risk and volatility of Portfolio Funds and, as a consequence, the Fund's risk and volatility. To the extent that Portfolio Funds use leverage, the rates at which they can borrow will affect their returns. In the event of a sudden, precipitous drop in value of a Portfolio Fund's assets, the Portfolio Fund might not be able to liquidate assets quickly enough to repay its borrowings, further magnifying the losses incurred by the Portfolio Fund, and therefore the losses incurred by the Fund.

General Investment - Related Risks

The Portfolio Funds may invest in the following types of investments:

Equity Securities. Domestic equity securities are publicly-traded equity securities issued by U.S. companies. These securities will typically trade on the NYSE, the NYSE American, formerly known as the American Stock Exchange, or the NASDAQ Stock Market ("Nasdaq"), although they may trade on other exchanges and/or markets as well. Investments in this asset class may include long/short funds, mutual funds and ETFs. Although common stocks have historically generated higher average total returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in those returns and in certain periods have significantly under-performed relative to fixed-income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock. Also, the price of common stocks is sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Portfolio Funds have exposure. Common stock prices fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Preferred Securities. Preferred securities represent an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred securities. Accordingly, preferred stock dividends are not paid until all debt obligations are first met. Therefore, preferred stock may be subject to more fluctuations in market value, due to changes in market participants' perceptions of the issuers' ability to continue to pay dividends, than debt of the same issuer.

Fixed Income Securities. The value of fixed income securities in the Portfolio Funds' portfolio could be affected by the credit quality of the issuer and interest rate fluctuations. When interest rates decline, the value of fixed rate securities can be expected to rise. Conversely, when interest rates rise, the value of fixed rate securities can be expected to decline. Recent adverse conditions in the credit markets may cause interest rates to rise.

Foreign Securities. Foreign equity securities are publicly-traded equity securities issued by foreign companies. They include American Depositary Receipts ("ADRs") of foreign companies, which are generally securities issued in the United States and traded on U.S. exchanges but that represent ownership of a foreign corporation. They also include securities issued by funds that focus on a particular country or region of the world, including long/short funds, mutual funds and ETFs. The Portfolio Funds may invest in securities of non-U.S. issuers and the governments of non-U.S. countries. These investments involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including exchange control regulations; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict the Portfolio Funds' investment opportunities; or other political or economic factors. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies in such countries than is available to investors located in the United States.

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Securities of issuers in emerging and developing markets present risks not found in securities of more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems.

Investing in certain Asian issuers may involve a higher degree of risk and special considerations not typically associated with investing in issuers from more established economies or securities markets. The Fund's investments in Asian issuers increases the risks to the Fund of conditions and developments that may be particular to Asian countries, such as: volatile economic cycles and/or securities markets; adverse changes to exchange rates; social, political, military, regulatory, economic or environmental developments; or natural disasters.

Distressed Debt. Distressed debt securities are debt of companies experiencing significant financial or operational difficulties that often lead to bankruptcies, exchange offers, workouts, financial reorganizations, and other special credit event-related situations. These companies are generally experiencing even greater difficulties than companies in the "high yield" category. These securities generally trade at significant discounts to par value, because of these difficulties and because certain classes of investors are precluded, based on their investment mandates, from holding low quality credit instruments. Investments of this type involve substantial financial and business risks that can result in substantial or total losses. The Portfolio Funds may incur additional expenses to the extent they are required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings.

Global Bonds. Global bonds are debt securities including bonds, notes and debentures issued predominantly by non-U.S. corporations; debt securities issued predominantly by non-U.S. Governments; or debt securities guaranteed by non-U.S. Governments or any agencies thereof. The Fund may invest in Portfolio Funds that hold global fixed income portfolios and/or emerging market debt securities. These debt securities may include non-investment grade securities (which might compose all or a portion of this allocation). Global bonds are subject to the same risks as other debt securities, notably credit risk, market risk, interest rate risk and liquidity risk. Investments in the securities of non-U.S. issuers involve risks beyond those associated with investments in U.S. securities, including greater market volatility, the availability of less reliable financial information, higher transactional costs, taxation by foreign governments, decreased market liquidity and political instability.

Convertible Securities. Convertible securities are bonds, debentures, notes, or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Portfolio Fund is called for redemption or conversion, the Portfolio Fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party. The value of convertible securities may fall when interest rates rise and increase when interest rates fall. Convertible securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible securities with shorter maturities. Their value also tends to change whenever the market value of the underlying common or preferred stock fluctuates. The Portfolio Funds could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

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Mortgage-Backed and Asset-Backed Securities. Mortgage-backed and asset-backed securities are mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities ("SMBSs") and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. These securities may pay fixed, variable, or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's or a guarantor's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, and general market liquidity (i.e., market risk). In addition, mortgage-backed securities ("MBS") and asset-backed securities ("ABS") may also be subject to call risk and extension risk. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (i.e., call risk) or lengthen (i.e., extension risk).

Foreign Currency. The Portfolio Funds may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies). Although foreign exchange dealers generally do not charge a fee for such conversions, they do realize a profit based on the difference between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency at one rate, while offering a lesser rate of exchange should the counterparty desire to resell that currency to the dealer. Forward contracts are customized transactions that require a specific amount of a currency to be delivered at a specific exchange rate on a specific date or range of dates in the future. Forward contracts are generally traded in an interbank market directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated currency exchange.

Real Estate. Real Estate Investment Trusts ("REITs") and real estate funds are subject to risks associated with the ownership of real estate. Instability in the credit markets may adversely affect the price at which REITs and real estate funds can sell real estate because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce returns from REITs and real estate funds or reduce the number of REITs and real estate funds brought to market during the investment period, thereby reducing the Portfolio Funds' investment opportunities. Properties in which REITs and real estate funds invest may suffer losses due to declining rental income and higher vacancy rates, which may reduce distributions to the Portfolio Funds and reduce the value of the underlying properties.

Private Equity. Investment in private equity involves the same types of risks associated with an investment in any operating company. However, securities issued by private partnerships may be more illiquid than securities issued by other funds generally, because the partnerships' underlying investments tend to be less liquid than other types of investments. The eventual success or failure of private equity investing ultimately hinges on the ability of the Managers to attract and develop a steady flow of quality investment opportunities to analyze. Generally, little public information exists about privately held companies, and the Managers will be required to rely on the ability of their management teams to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. These companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Managers are unable to uncover all material information about these companies, they may not make a fully informed investment decision, and may lose money on these investments. Substantially all of the securities of privately held companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Additionally, privately held companies frequently have less diverse product lines and smaller market presence than larger competitors. All of these factors could affect the Fund's investment returns.

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Commodities. Commodities are assets that have tangible properties. Major categories include agricultural products (e.g., wheat, cattle), energy products (e.g., oil, gasoline), metals (e.g., gold, aluminum), and "soft" products (e.g., sugar, coffee, cocoa, cotton). Commodities can be traded on a "spot" basis (i.e., price for immediate delivery) or on a "futures" basis (i.e., price for delivery at a specified future date). Most commodity investments involve buying or selling futures rather than transacting in the spot market. A rise in price of a particular commodity will generally cause the price of the futures to rise, benefiting a futures buyer. Similarly, a decline in price will benefit a futures seller. The Fund may seek to invest with Managers who engage in commodity futures trading. In addition, the Portfolio Funds may seek to invest directly in commodities through strategies that purchase or sell commodity futures as permitted by applicable law.

Commodity and financial markets are highly volatile because of the low margin deposits normally required in futures trading and because a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor. In addition, commodity exchanges may limit fluctuations in commodity futures contract prices during a single day and thus during a single trading day no trades may be executed at prices beyond the "daily limit." Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can be neither taken nor liquidated unless the Portfolio Funds are willing to effect trades at or within the limit, which may hinder the ability of the Portfolio Funds to trade.

Futures Transactions. The Portfolio Funds may invest in futures contracts and in options thereon in a variety of countries and on a variety of exchanges including those in less established markets. This is the case even if the exchange is formally "linked" to a more established exchange, whereby a trade executed on one exchange liquidates or establishes a position on the other exchange. The activities of such exchanges, including the execution, delivery and clearing of transactions on such an exchange may be subject to a lesser degree of control and enforcement than more established markets. Moreover, such laws or regulations will vary depending on the country in which the transaction occurs.

The principals who deal in the futures markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in any market traded by the Portfolio Funds due to unusually high trading volume, political intervention or other factors. Arrangements to trade forward contracts may be made with only one or a few counterparties, and liquidity problems therefore might be greater than if such arrangements were made with numerous counterparties. The imposition of controls by governmental authorities might also limit such forward (and futures) trading to less than that which the Manager would otherwise recommend, to the possible detriment of the Portfolio Funds. Market illiquidity or disruption could result in major losses to the Portfolio Funds.

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Options. By purchasing a put option, the purchaser obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the purchaser pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The purchaser may terminate its position in a put option by allowing it to expire or by exercising the option. If the option is allowed to expire, the purchaser will lose the entire premium. If the option is exercised, the purchaser completes the sale of the underlying instrument at the strike price. A purchaser may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.

The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium, plus related transaction costs).

The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.

The writer of a put or call option takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the writer assumes the obligation to pay or receive the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. The writer may seek to terminate a position in a put option before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option, however, the writer must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes. When writing an option on a futures contract, a Portfolio Fund will be required to make margin payments to a Futures Commission Merchant for futures contracts.

If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline.

Writing a call option obligates the writer to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.

Forward Contracts. The Portfolio Funds may enter into forward contracts, which are the purchase or sale of a specific quantity of a commodity, government security, foreign currency, or other financial instrument at the current or spot price, with delivery and settlement at a specified future date. Because it is a completed contract, a purchase forward contract can be a cover for the sale of a futures contract. Forward contracts are transactions involving the Portfolio Funds' obligation to purchase or sell a specific instrument at a future date at a specified price. Forward contracts may be used by the Portfolio Funds for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Manager anticipates purchasing or selling a foreign security. For example, this technique would allow a Portfolio Fund to "lock in" the U.S. dollar price of the security for the Portfolio Fund. Forward contracts may also be used to attempt to protect the value of the Portfolio Funds' existing holdings of foreign securities. Forward contracts may also be used for non-hedging purposes to pursue the Portfolio Funds' investment objective, such as when a Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Funds' portfolio. There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

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Counterparty Arrangements. In selecting counterparties to transactions in which the Portfolio Funds will engage, including, currency hedging transactions and borrowings under lines of credit it may have in place, a Manager typically has the authority to and will consider a variety of factors in addition to the price associated with such transactions. Considerations may include, but are not limited to: (a) the ability of the counterparty to (i) provide other products and services, (ii) accept certain types of collateral and provide multiple products or services linked to such collateral or (iii) execute transactions efficiently and (b) the counterparty's facilities, reliability and financial responsibility. If a Manager determines that the counterparty's transaction costs are reasonable overall, the Portfolio Funds may incur higher transaction costs than they would have paid had another counterparty been used.

To the extent that the Portfolio Funds engage in principal transactions, including, but not limited to, forward currency transactions, swap transactions, repurchase and reverse repurchase agreements and the purchase and sale of bonds and other fixed income securities, they must rely on the creditworthiness of their counterparties under such transactions. In certain instances, the credit risk of a counterparty is increased by the lack of a central clearing house for certain transactions including swap contracts. In the event of the insolvency of a counterparty, the Portfolio Funds may not be able to recover their assets, in full or at all, during the insolvency process. Counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements. Similarly, the Portfolio Funds will be subject to the risk of bankruptcy of, or the inability or refusal to perform with respect to such investments by, the counterparties with which they deal. A Manager will seek to minimize the Portfolio Funds' exposure to counterparty risk by entering into such transactions with counterparties a Manager believes to be creditworthy at the time they enter into the transaction. Certain transactions may require the Portfolio Funds to provide collateral to secure their performance obligations under a contract.

Reverse Repurchase Agreements. Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense of the Portfolio Funds, that the market value of the securities sold by the Portfolio Funds may decline below the price of the securities at which the Portfolio Funds are obligated to repurchase them and that the securities may not be returned to the Portfolio Funds. There is no assurance that reverse repurchase agreements can be successfully employed.

Dollar Roll Transactions. Dollar roll transactions involve the risk that the market value of the securities the Portfolio Funds are required to purchase may decline below the agreed upon repurchase price of those securities. If the broker/dealer to whom a Portfolio Fund sells securities becomes insolvent, the Portfolio Fund's right to purchase or repurchase securities may be restricted. Successful use of dollar rolls may depend upon a Manager's ability to predict correctly interest rates and prepayments. There is no assurance that dollar rolls can be successfully employed.

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Hedging Transactions. The Portfolio Funds may utilize financial instruments such as forward contracts, options and interest rate swaps, caps and floors to seek to hedge against declines in the values of portfolio positions (measured in terms of their base currencies) as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events.

When engaging in a hedging transaction, the Portfolio Funds may determine not to seek to establish a perfect correlation between the hedging instruments utilized and the portfolio holdings being hedged. Such an imperfect correlation may prevent the Portfolio Funds from achieving the intended hedge or expose the Fund to a risk of loss. The Portfolio Funds may also determine not to hedge against a particular risk because they do not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge or because they do not foresee the occurrence of the risk. It may not be possible for the Portfolio Funds to hedge against a change or event at attractive prices or at a price sufficient to protect the assets of the Portfolio Funds from the decline in value of the portfolio positions anticipated as a result of such change. The Portfolio Funds may also be restricted in their ability to effectively manage the portion of their assets that are segregated to cover their obligations. In addition, it may not be possible to hedge at all against certain risks.

Derivatives. The Portfolio Funds may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by a Portfolio Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Portfolio Fund as a whole. Derivatives permit a Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of a Portfolio Fund. If a Portfolio Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Portfolio Fund or result in a loss. A Portfolio Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Portfolio Fund is unable to liquidate the position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Off-Exchange Transactions. Certain transactions, such as spot and forward contracts and options thereon may not be traded on any exchange ("off-exchange transactions"), and banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. The Portfolio Funds may enter into such off-exchange transactions. Off-exchange transactions are not regulated, and contracts related to such off-exchange transactions are not guaranteed by an exchange or clearing house. Consequently, trading in these contracts is subject to more risks than futures or options trading on regulated exchanges, including, but not limited to, the risk that a counterparty will default on an obligation. The counterparties will typically not be required to post collateral. Off-exchange transactions are also subject to legal risks, such as the legal incapacity of a counterparty to enter into a particular contract or the declaration of a class of contracts as being illegal or unenforceable.

Swaps. The Portfolio Funds may enter into equity, interest rate, index, currency rate, total return and other types of swap agreements. The transactions are entered into in an attempt to obtain a particular return without the need to actually purchase the reference asset. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements may increase or decrease the Portfolio Funds' exposure to long-term or short-term interest rates (in the U.S. or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of securities, or inflation rates.

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Swap agreements will tend to shift investment exposure from one type of investment to another. For example, if the Portfolio Funds agree to exchange payments in dollars for payments in foreign currency, the swap agreement would tend to decrease the Portfolio Funds' exposure to U.S. interest rates and increase their exposure to foreign currency and interest rates. Depending on how they are used, swap agreements may increase or decrease the overall volatility of the Portfolio Funds' portfolios.

In a credit default swap, the credit default protection buyer makes periodic payments, known as premiums, to the credit default protection seller. In return the credit default protection seller will make a payment to the credit default protection buyer upon the occurrence of a specified credit event. A credit default swap can refer to a single issuer or asset, a basket of issuers or assets or index of assets, each known as the reference entity or underlying asset. A Portfolio Fund may act as either the buyer or the seller of a credit default swap.

Credit default swaps allow a fund to acquire or reduce credit exposure to a particular issuer, asset or basket of assets. If a swap agreement calls for payments by the fund, the fund must be prepared to make such payments when due. If the Portfolio Fund is the credit default protection seller, the Fund will experience a loss if a credit event occurs and the credit of the reference entity or underlying asset has deteriorated. If the Portfolio Fund is the credit default protection buyer, the Fund will be required to pay premiums to the credit default protection seller.

Illiquid Investments. Investments held by the Portfolio Funds may be or become illiquid which may affect the ability of the Portfolio Fund to exit such investments and the returns made by the Portfolio Fund. Such illiquidity may result from various factors, such as the nature of the instrument being traded, or the nature and/or maturity of the market in which it is being traded, the size of the position being traded, or because there is no established market for the relevant securities. Even where there is an established market, the price and/or liquidity of instruments in that market may be materially affected by certain factors. Securities and commodity exchanges typically have the right to suspend or limit trading in any instrument traded on that exchange. It is also possible that a governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded. A suspension could render it difficult for the Portfolio Funds to liquidate positions and thereby might expose the Portfolio Funds to losses.

Mid-Cap and Small-Cap Company Risk. Investments in mid cap and small-cap companies may be riskier, more volatile and more vulnerable to economic market and industry changes than investments in larger, more established companies. As a result, share price changes may be more sudden or erratic than the prices of other equity securities, especially over the short term.

New Issue Investments. The rules of FINRA regulate securities firms' activities related to the sale of "new issues" (as defined under applicable FINRA rules) to investment funds if "restricted" persons (generally, people engaged in the securities industry) hold beneficial interests in such investment funds. As a result, to comply with FINRA Rules, where the Portfolio Funds participate in new issues, the Portfolio Funds may only invest where restricted persons' participation in the gains or losses from such investments is limited. Alternatively, the Portfolio Funds may, in the Managers' absolute discretion, elect not to participate in new issues. As a result, all of the Shareholders would be unable to participate in profits attributable to investments in new issues, even where certain Shareholders would not otherwise be so restricted.

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When-Issued and Forward Commitment Securities. The Portfolio Funds may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis for hedging or speculative purposes. These transactions involve a commitment by the Portfolio Funds to purchase or sell securities at a future date (ordinarily at least one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Funds. When-issued securities and forward commitments may be sold prior to the settlement date. If the Portfolio Funds dispose of their right to acquire a when-issued security prior to their acquisition or dispose of their right to deliver or receive against a forward commitment, they may incur a gain or loss.

Securities Lending. The Portfolio Funds may lend their portfolio securities to brokers, dealers and financial institutions. In general, these loans will be secured by collateral (consisting of cash, government securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Portfolio Funds would be entitled to payments equal to the interest and dividends on the loaned security and could receive a premium for lending the securities. Lending portfolio securities results in income to the Portfolio Funds. Portfolio Funds may experience a loss in a securities lending arrangement in the event the borrower breaches its agreement, the return of the securities loaned is delayed or the default or insolvency of the borrower.

Other Investments by the Fund

While it is anticipated that the Fund will invest its assets in Portfolio Funds sponsored by the Managers and make direct investments in equity securities, from time to time the Fund may enter into total return swaps instead of investing directly into a Portfolio Fund in order to obtain the intended exposure to a Manager. In addition, the Advisor may seek to manage market, interest rate risk or currency risk through the direct use of options, futures or other derivatives in order to reduce the overall volatility of the Fund's portfolio. Further, the Advisor may also invest the Fund's assets in short-term, interest-bearing investments including, without limitation, U.S. government obligations, certificates of deposit, money market accounts, mutual funds and interest-bearing accounts.

To the extent the Fund is holding cash, whether due to collateral requirements or cash flows from subscriptions and repurchases, it is expected to be invested in cash or "cash-plus" strategies (i.e., strategies that seek to enhance the return on cash assets with minimal increase in risk). These strategies may vary depending on the particular opportunities available in the market at that time.

Other Risks Related to the Fund

Reliance on Service Providers. Other than its officers, the Fund has no employees and the Trustees have all been appointed on a non-executive basis. The Fund must therefore rely upon the performance of service providers to perform its executive functions. In particular, the Advisor, the Administrator, the Custodian and their respective delegates, if any, will perform services that are integral to the Fund's operations and financial performance. Failure by any service provider to carry out its obligations to the Fund in accordance with the terms of its appointment, to exercise due care and skill, or to perform its obligations to the Fund at all as a result of insolvency, bankruptcy or other causes could have a material adverse effect on the Fund's performance and returns to Shareholders. The termination of the Fund's relationship with any service provider, or any delay in appointing a replacement for such service provider, could materially disrupt the business of the Fund and could have a material adverse effect on the Fund's performance and returns to Shareholders.

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Information Technology Systems. The Fund is dependent on the Advisor for certain management services as well as back-office functions. The Advisor and the Managers depend on information technology systems in order to assess investment opportunities, strategies and markets and to monitor and control risks for the Fund and Portfolio Funds. Information technology systems are also used to trade in the underlying investments of the Portfolio Funds. It is possible that a failure of some kind which causes disruptions to these information technology systems could materially limit the Advisor's or a Manager's ability to adequately assess and adjust investments, formulate strategies and provide adequate risk control. Any such information technology related difficulty could harm the performance of the Fund. Further, failure of the back-office functions of the Advisor to process trades in a timely fashion could prejudice the investment performance of the Fund.

Misconduct of Employees and of Service Providers. Misconduct or misrepresentations by employees of the Advisor, Managers or service providers could cause significant losses to the Fund. Employee misconduct may include binding the Fund or Portfolio Funds to transactions that exceed authorized limits or present unacceptable risks and unauthorized trading activities or concealing unsuccessful trading activities (which, in any case, may result in unknown and unmanaged risks or losses) or making misrepresentations regarding any of the foregoing. Losses could also result from actions by service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund's or a Portfolio Fund's business prospects or future marketing activities. Despite the Advisor's due diligence efforts, misconduct and intentional misrepresentations may be undetected or not fully comprehended, thereby potentially undermining the Advisor's due diligence efforts. As a result, no assurances can be given that the due diligence performed by the Advisor will identify or prevent any such misconduct.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund elects to, and meets the requirements necessary to, qualify as a "regulated investment company" or "RIC" under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Portfolio Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement, the Fund may seek to take certain actions to avert such a failure. The Fund may try to acquire additional interests in Portfolio Funds to bring the Fund into compliance with the asset diversification test. However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because the Fund may redeem its interest in a Portfolio Fund only at certain times specified by the governing documents of each respective Portfolio Fund. While relevant provisions also afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund's ability to effect a redemption from a Portfolio Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to Shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund's current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the interests in the Fund and the amount of the Fund's distributions.

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Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability. The Fund will distribute substantially all of its net investment income and gains to Shareholders. These distributions are taxable as ordinary income or capital gains to the Shareholder. Shareholders may be proportionately liable for taxes on income and gains of the Fund, but Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of its distributions to Shareholders. See "Certain Tax Considerations" below for more information. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any such amounts that were not distributed in previous tax years, then the Fund will be subject to a non-deductible 4% excise tax with respect to the Fund's non-distributed amounts.

In addition, the Fund invests in Portfolio Funds located outside the United States. Such Portfolio Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the investment by the Fund in such Portfolio Funds and thus on the Shareholders' investment in the Fund. See "Certain Tax Considerations" below.

Significant Financial Intermediaries. To the extent that substantial numbers of investors have a relationship with a particular financial intermediary, such financial intermediary may have the ability to influence investor behavior, which may affect the Fund. To the extent that such financial intermediary exercises collective influence over such investors' decisions to request repurchase of Shares, the Fund may make larger tender offers than would otherwise be the case. Substantial acceptance of the Fund's offers to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the performance of the Fund and the value of the Shares.

Similarly, if such financial intermediaries exercise collective influence over such investors' voting of such Shares, they could, subject to compliance with SEC rules and state law, change the composition of the Board, which in turn could lead to a change in the Advisor to the Fund. If effected, such changes could have a material adverse effect on the performance of the Fund and the value of the Shares.

ERISA Matters. Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Code, the Employee Retirement Income Security Act of 1974 ("ERISA"), or both, which may be relevant to a decision whether such an investor should invest in the Fund. There may, for example, be issues whether such an investment is "prudent" or whether it results in "prohibited transactions." Legal counsel should be consulted by such an investor before investing in the Fund.

Anti-Takeover Provisions in the Agreement and Declaration of Trust. The Fund's Agreement and Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end status. These provisions could deprive the Shareholders of opportunities to sell their Shares at a premium over NAV.

Effect of Liquidation on Investment Objective. If the Fund is in the process of a complete liquidation pursuant to the Agreement and Declaration of Trust, in order to effect an orderly liquidation of the Fund's assets, the Fund may not comply with the investment objective described in this Prospectus during liquidation.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investment will be worth less in the future, as inflation decreases the value of money. As inflation increases, the real value of the Shares and any distributions on those Shares can decline. Inflation risk may also affect the real value of the Fund's investments in securities or underlying Portfolio Funds.

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Other Risks Related to Portfolio Funds

Fund Liquidation Risk. Unknown issues may arise surrounding the liquidation of the Fund. The planned liquidation of the Fund will cause the Fund to increase its cash holdings and deviate from its investment objectives and strategies as stated in the Fund's Prospectus. Fund assets may have to may have to be liquidated at disadvantageous times or prices. Shareholders will bear the transaction costs and other costs associated with the liquidation. As a result of these costs, as well as potential market movements, Shareholders may receive less than today’s net asset value per Share. Because of market, economic, liquidity of certain Fund holdings or other factors could result in the final liquidations being in 2023 or 2024.

Registration under the 1940 Act and Advisers Act. Portfolio Funds are not registered as investment companies under the 1940 Act and, therefore, investors in Portfolio Funds do not have the benefit of the protections afforded by the 1940 Act. Managers may not be registered as investment advisers under the Advisers Act and, therefore, investors in Portfolio Funds managed by such Managers will not have the benefit of certain of the protections afforded by the Advisers Act.

To the extent the Fund purchases non-voting interests in Portfolio Funds, it will not be able to vote on matters that require the approval of the investors of the Portfolio Funds, including matters that could adversely affect the Fund's investments in such Portfolio Funds. The Fund may determine to limit its voting interest in certain Portfolio Funds in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions by purchasing non-voting interests in Portfolio Funds. In such instances, the Fund will not be able to vote on matters that require the approval of the investors of the Portfolio Funds, including matters that could adversely affect the Fund's investments in such Portfolio Funds.

Use of Multiple Managers. No assurance can be given that the collective performance of the Managers will result in profitable returns or avoid losses for the Fund. Positive performance achieved by one or more Managers may be neutralized by negative performance experienced by other Managers.

Convergence Risk. The Fund may invest in Portfolio Funds whose Managers take long positions in securities believed to be undervalued and short positions in securities believed to be overvalued. In the event that the perceived mispricings underlying one or more Managers' trading positions were to fail to converge toward, or were to diverge further from, relationships expected by such Managers, the Fund may incur significant losses.

Access to Information from Managers. The Advisor will request information from Managers regarding their historical performance and investment strategy. The Advisor will also monitor the performance of underlying investments on a continuing basis as such information is made available to the Advisor by the Managers. However, the Advisor may not always be provided with such information because certain of this information may be considered proprietary information by the particular Manager or for other reasons. This lack of access to independent information is a significant investment risk. Furthermore, NAVs received by, or on behalf of, the Fund from each Manager will typically be estimates only, subject to revision through the end of each Portfolio Fund's annual audit, which may occur on a date other than March 31st. Revisions to the Fund's gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the Fund's annual audit is completed.

Emerging Managers. The Fund may invest in Portfolio Funds that are managed by Managers that have managed funds for a relatively short period of time ("Emerging Managers"). The previous experience of Emerging Managers is typically in trading proprietary accounts of financial institutions or managing unhedged accounts of institutional money managers or other investment firms. Because Emerging Managers may not have direct experience managing alternative funds, including experience with financial, legal or regulatory considerations unique to alternative fund management, and because there is generally less information available on which to base an opinion of such Emerging Managers' investment and management expertise, investments with Emerging Managers may be subject to greater risk and uncertainty than investments with more experienced alternative fund managers.

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Reliance on Key Individuals. The success of the investment policy of the Fund will be significantly dependent upon the Managers and their expertise and ability to attract and retain suitable staff. The success of a particular Portfolio Fund will be dependent on the expertise of the Manager for that Portfolio Fund. Incapacitation or loss of key people within Portfolio Funds may adversely affect such Portfolio Funds and thereby the Fund. Many Managers may have only one or a limited number of key individuals. The loss of one or more individuals from a Manager could have a material adverse effect on the performance of such Portfolio Fund which, in turn, could adversely affect the performance of the Fund.

Monitoring of Portfolio Funds. Although the Advisor attempts to monitor the performance of all of the Portfolio Funds, the Advisor must ultimately rely on (i) the Manager to operate in accordance with the investment guidelines governing the Portfolio Fund, and (ii) the accuracy of the information provided to the Advisor by the Manager of the Portfolio Fund. Any failure of the Manager to operate within such guidelines or to provide accurate information with respect to such Portfolio Fund could subject the Fund to losses. Moreover, many of the strategies implemented by the Portfolio Funds rely on the financial information made available by the issuers in which the Portfolio Funds invest. The Advisor has no ability to independently verify the financial information disseminated by the issuers in which the Portfolio Funds invest and is dependent upon the integrity of both the management of these issuers and the financial reporting process in general.

Proprietary Investment Strategies. The Managers may use proprietary investment strategies that are based on considerations and factors that are not fully disclosed to the Advisor or the Fund. The Managers generally use investment strategies that differ, and involve greater risk and expense, from those typically employed by traditional managers of portfolios of stocks and bonds. These strategies may involve risks that are not anticipated by the Managers, the Advisor or the Fund.

Prime Brokers and Custodians. Under the arrangements between the Portfolio Funds and their prime brokers and custodians, the prime brokers and custodians will have rights to identify as collateral, to rehypothecate or to otherwise use for their own purposes assets held by them for the Portfolio Funds from time to time. Legal and beneficial title to such assets may therefore be transferred to the relevant prime broker and custodian. Similarly, any cash of the Portfolio Funds held or received by or on behalf of a prime broker or custodian may not be treated as client money and may not be subject to the client money protections conferred by the client rules of FINRA or equivalent rules of other regulators to which such prime broker or custodian may be subject. Accordingly, the cash of the Portfolio Funds may also constitute collateral and may not be segregated from the cash of the prime brokers and custodians. Consequently, Portfolio Funds may rank as an unsecured creditor in respect of such assets and cash on the insolvency of a prime broker and custodian and might not be able to recover such assets and cash in full. The inability of Portfolio Funds to recover such cash could have a material adverse effect on the Fund's performance and returns to Shareholders.

Side Letters and Other Agreements. Managers and Portfolio Funds may enter into separate agreements with certain of their investors, such as those affiliated with Managers or Portfolio Funds or those deemed to involve a significant or strategic relationship. Such agreements may provide more beneficial terms to investors other than the Fund by waiving certain terms or allowing such investors to invest on different terms than those on which the Fund has invested, including, without limitation, with respect to fees, liquidity, changes in redemption terms, key man provisions, notification upon the occurrence of certain events (in some instances including the ability to redeem upon the occurrence of certain events), "most favored nation" clauses and disclosure of certain information. Under certain circumstances, these agreements could create preferences or priorities for such investors. For example, a Portfolio Fund may offer certain of its investors additional or different information and reporting than that offered to the Fund. Such information may provide the recipient greater insights into the Portfolio Fund's activities as compared to the Fund in its capacity as an investor in such Portfolio Fund, thereby enhancing the recipient's ability to make investment decisions with respect to the Portfolio Fund and enabling such investor to make more informed decisions than the Fund about redeeming from the Portfolio Fund. Any resulting redemption could force the Portfolio Fund to sell investments at a time when it might not otherwise have done so or for a price less than their deemed fair market value, which will adversely affect the Fund as the remaining investor in the relevant Portfolio Fund.

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The Advisor may in certain circumstances attempt to negotiate separate agreements with Managers or Portfolio Funds to which it allocates the Fund's capital. No assurance can be given that any such agreement, if entered into, will be respected by the applicable Manager or Portfolio Fund or that such agreement would be enforceable in accordance with its terms. Further, there may be situations in which regulatory requirements, investment objectives, the timing of investments, historical relationships with a Manager or other considerations will result in differences between the Fund and a Manager's other investors in terms of the availability of the benefits of any such agreements. Furthermore, there may be circumstances where the benefit provided cannot be exercised by all Portfolio Fund investors simultaneously or where one investor directly or indirectly receives a greater benefit due to the participation by another investor. In addition, although the Advisor may negotiate terms that it considers more advantageous overall, concessions may be required to obtain such terms.

Performance Fees and Management Fees. Managers may receive compensation calculated by reference to the performance of the Portfolio Funds managed by them. Such compensation arrangements may create an incentive to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because performance-based compensation is calculated on a basis that includes unrealized appreciation of Portfolio Fund assets, such performance-based compensation may be greater than if such compensation were based solely on realized gains. Certain Managers may also be entitled to receive performance-based fees or allocations, even if the Fund's overall returns are negative. Furthermore, Managers may receive compensation calculated by reference to their assets under management. Such compensation arrangements may create an incentive to increase their assets under management regardless of their ability to effectively and optimally invest them.

Multiple Levels of Expense. The Fund and Portfolio Funds impose management fees and some Portfolio Funds may also charge performance fees. In addition to a fixed management fee, Managers typically will also be paid or allocated amounts based upon a share of the profits of the Portfolio Fund. Managers of such Portfolio Funds may receive substantially higher payments than would otherwise be the case under alternative arrangements. Other service providers of Portfolio Funds will normally be compensated or will receive allocations on terms that may include fixed and/or performance-based fees or allocations. As a result, the Fund, and indirectly Shareholders, will pay multiple investment management and other service provider fees. In addition to the fees paid indirectly by the Fund to the Manager, fees paid in relation to Portfolio Funds will generally, for fixed fees, if applicable, range from 0% to 3% per annum of the average NAV of the Portfolio Funds, and performance fees or allocations are likely to range from 0% to 30% of the net capital appreciation in the Portfolio Funds for the relevant performance fee measurement period. Moreover, an investor in the Fund bears a proportionate share of the expenses of the Fund and, indirectly, similar expenses of the Portfolio Funds. Investors could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable. Performance figures issued by the Fund and stated performance targets will be net of these fees and expenses.

Effect of Fund's Repurchases on Diversification of Portfolio Funds. Although the Fund plans to seek diversification in the investment of its assets, if the Board elects to offer to repurchase Shares, and as a result, a significant number of Shares are tendered, the Fund may not be able to satisfy such repurchase requests from a variety of their Portfolio Funds and thus may be required to make disproportionate redemptions from select Portfolio Funds, resulting in a temporary imbalance in the Fund's diversification strategy.

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Capacity Limitations of Portfolio Funds. Portfolio Funds may place limitations on the amount of, or number of persons whose, money they will manage. In addition, new rules and regulations may result in additional limitations or restrictions being placed by Managers on the types of investors or assets that Portfolio Funds may accept. Moreover, as a result of the convergence of the hedge fund and private equity markets and recent regulatory developments, many Portfolio Funds have lengthened liquidity terms, which may be more or less compatible with the liquidity requirements of the Fund and therefore result in differences in portfolio composition. Any such restrictions or limitations could prevent the Advisor from allocating assets of the Fund to certain Managers and Portfolio Funds with which the Advisor would otherwise like to invest. In addition, when capacity is constrained, allocation decisions may be made on a non-pro rata basis among the Fund or other Morgan Creek funds, for example, so as to avoid small allocations or to increase existing below-target allocations before building new positions.

If the Advisor's ability to make allocations to Managers or Portfolio Funds is limited or restricted, the Fund's investment objective, and thus its returns, could be negatively impacted. Furthermore, because of these capacity limitations, it is likely that the Fund's portfolio and the portfolios of other accounts managed by the Advisor will have differences in the specific investments held in their portfolios even when their investment objectives are the same or similar. These distinctions will result in differences in portfolio performance.

Disposition of Securities of Portfolio Funds. In connection with the disposition of securities of Portfolio Funds, the Fund may be required to make representations about the business and financial affairs of the relevant Portfolio Fund typical of those made in connection with the sale of any security or business. The Fund may also be required to indemnify the purchasers of such securities of the Portfolio Fund to the extent that any such representation turns out to be inaccurate. These arrangements may result in contingent liabilities, which may ultimately have to be funded by the Fund.

Currency Hedging. Where Portfolio Funds offer shares denominated in currencies other than the U.S. dollar, the Portfolio Fund may endeavor to hedge its exposure to such currency. The Fund will have no control over the manner in which such Portfolio Fund accounts for the profits, losses, and expenses associated with such hedging activities. It is possible that there could be cross liability among all classes of shares of such Portfolio Fund, and thus, the costs associated with such hedging activities may be allocated to the class of shares held by the Fund, even when such hedging activities do not directly relate to such class in the event that the assets of the relevant class are insufficient to meet such losses and expenses. As a result, the performance of such Portfolio Fund (and, thus, the performance of the Fund) could be adversely affected.

Size and Maturity of Hedge Fund Markets. The identification of attractive investment opportunities is difficult and involves a high degree of uncertainty. The relatively large number of hedge funds and assets managed by such funds, together with the increase in other market participants (such as the proprietary desks of investment banks) may reduce the opportunities available for the Advisor and the Managers to make certain investments or adversely affect the terms upon which investments can be made. This could reduce the ability of the Fund to generate returns and/or reduce the quantum of these returns. Historic opportunities for some or all hedge fund strategies may be eroded over time while structural and/or cyclical factors may reduce opportunities for the Advisor and the Managers temporarily or permanently.

In addition, it is possible that the Fund may have exposure to the same investment or securities through more than one Portfolio Fund. Furthermore, the applicable Managers could take opposing positions with respect to such securities and thus the Fund's exposure to such underlying security or investment could move against each other.

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Non-U.S. Exchange Risk Exposure. Although securities held by Portfolio Funds are typically denominated in U.S. dollars, certain Portfolio Funds may invest in securities denominated, and may receive a portion of their income and gains, in currencies other than the U.S. dollar. A reduction in the value of such other currencies relative to the U.S. dollar prior to conversion into U.S. dollars, as applicable, would adversely affect the NAV of the Portfolio Fund and correspondingly, the NAV of the Fund. The Fund does not expect to hedge the exchange exposure related to any Portfolio Funds. To the extent that the Managers themselves seek to hedge non-U.S. exchange risk exposure, they may not be able to do so.

Use of Financing Arrangements by Portfolio Funds. A number of Portfolio Funds depend upon the availability of credit to finance their investment strategies. The prime brokers, banks and dealers that may provide financing to Portfolio Funds can apply essentially discretionary margin or other valuation policies. Changes by financing providers to these policies, or the imposition of other credit limitations or restrictions, may result in margin calls, loss of financing, forced liquidation of positions at disadvantageous prices or termination or cross defaults of transactions with the same or other dealers. These adverse effects may be compounded in the event that such limitations or restrictions are imposed suddenly and/or by multiple dealers or counterparties around the same time. For additional information regarding recent events affecting the availability of financing, see "General Market Risks."

Brokerage Commissions and Transaction Costs. In selecting brokers or counterparties to effect portfolio transactions, Portfolio Funds will be likely to consider such factors as price, the ability to effect the transaction, the reliability and financial responsibility and any research products or services provided. Such products and services generally may be of benefit to the Portfolio Funds in question or to other clients of the relevant Manager but may not directly relate to transactions executed on behalf of such Portfolio Fund. Accordingly, if the Manager determines in good faith that the amount of commissions or transaction fees charged by the entity is reasonable in relation to the value provided, the relevant Portfolio Funds may pay an amount greater than that charged by another entity.

Risks Related to Portfolio Fund Investment Strategies

This section discusses risks relating to the long/short equity strategy and other types of investment strategies that are made by the Portfolio Funds. It is possible that Portfolio Funds will engage in an investment strategy that is not described below, and any such investment strategy will be subject to its own particular risks.

Long/Short Equity. Long/short equity strategies generally seek to generate capital appreciation through the establishment of both long and short positions in equities or fixed income, by purchasing undervalued securities and selling overvalued securities to generate returns and to hedge out some portion of general market risk. If a Manager's analysis is incorrect or based on inaccurate information, these investments may result in significant losses to the Portfolio Funds. Since a long/short strategy involves identifying securities that are generally undervalued (or, in the case of short positions, overvalued) by the marketplace, the success of the strategy necessarily depends upon the market eventually recognizing such value in the price of the security, which may not necessarily occur, or may occur over extended time frames that limit profitability. Positions may undergo significant short-term declines and experience considerable price volatility during these periods. In addition, long and short positions may or may not be related. If the long and short positions are not related, it is possible to have investment losses in both the long and short sides of the portfolio. Long/short strategies may increase the exposure of the Fund or Portfolio Funds to risks relating to leverage, portfolio turnover, concentration of investment portfolio and short-selling. These risks are further described in this section under their respective headings.

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Specialized Investment Strategy Risk. Certain of the Managers will, among other things, seek to utilize specialized investment strategies, follow allocation methodologies, apply investment models or assumptions, achieve a certain level of performance relative to specified benchmarks, and enter into hedging and other strategies intended, among other things, to affect the Portfolio Fund's performance, risk levels, and/or market correlation. There can be no assurance that any Manager will have success in achieving any goal related to such practices. The Managers may be unable to, or may choose in their judgment, not to seek to achieve such goals.

The success of a Manager's trading activities will depend on, among other things, the Manager's ability to identify overvalued and undervalued investment opportunities and to exploit price discrepancies in the capital markets. Identification and exploitation of the investment strategies to be pursued by a Manager involves a high degree of uncertainty. No assurance can be given that the Managers will be able to locate suitable investment opportunities in which to deploy all their capital. A reduction in the volatility and pricing inefficiency of the markets in which a Manager may seek to invest, as well as other market factors, will reduce the scope for a Manager's investment strategies. Furthermore, certain investment strategies involve counterparty risk (i.e., the risk that the counterparty fails to fulfill its contractual obligations under the terms of the instrument) and such instrument may not perform in the manner expected by the counterparties, thereby resulting in greater loss or gain to the investor.

Overlay (GTAA). The success of a GTAA strategy depends, in part, on the Managers' ability to accurately analyze the correlation between various global equity, bond and currency markets. If the Manager's correlation analysis proves to be incorrect, losses in the strategy may be significant and may exceed the anticipated risk level of market exposure for the GTAA strategy.

Short-Selling. Short-selling involves selling securities which may or may not be owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short-selling necessarily involves certain additional risks. However, if the short seller does not own the securities sold short (an uncovered short sale), the borrowed securities must be replaced by securities purchased at market prices in order to close out the short position, and any appreciation in the price of the borrowed securities would result in a loss. Uncovered short sales expose the Fund to the risk of uncapped losses until a position can be closed out due to the lack of an upper limit on the price to which a security may rise. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. There is the risk that the securities borrowed by the Portfolio Funds in connection with a short-sale must be returned to the securities lender on short notice. If a request for return of borrowed securities occurs at a time when other short-sellers of the security are receiving similar requests, a "short squeeze" can occur, and the Portfolio Funds may be compelled to replace borrowed securities previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received at the time the securities were originally sold short.

Special Situations. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, take considerable time or result in a distribution of cash or a new security the value of which will be less than the purchase price to the Portfolio Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Portfolio Fund may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Portfolio Fund may invest, there is a potential risk of loss by the Portfolio Fund of its entire investment in such companies.

General Market Risks

Market Risk. Market risk is risk associated with changes in, among other things, market prices of securities or commodities or foreign exchange or interest rates and there are certain general market conditions in which any investment strategy is unlikely to be profitable. From time to time, multiple markets could move together against the Fund's investments, which could result in significant losses. Such movement would have a material adverse effect on the performance of the Fund and returns to Shareholders. The Advisor has no ability to control such market conditions.

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The increasing interconnectivity between global economies and financial markets increases the likelihood that events or conditions in one region or financial market may adversely impact issuers in a different country, region or financial market. Securities and other investments in the Fund’s portfolio may underperform due to inflation (or expectations for inflation), interest rate fluctuation, global demand for particular products or resources, natural disasters, pandemics, epidemics, terrorism, regulatory events and governmental or quasi-governmental actions. The occurrence of global events similar to those in recent years, such as terrorist attacks around the world, natural disasters, social and political discord or debt crises and downgrades, among others, may result in market volatility and may have long term effects on both the U.S. and global financial markets. It is difficult to predict when similar events affecting the U.S. or global financial markets may occur, the effects that such events may have and the duration of those effects. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund’s portfolio.

The current novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, has had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your investment. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Certain types of fixed income securities and other credit instruments may be subject to heightened liquidity risk arising from the credit crisis initially occurring during 2007 and 2008. Such investments include collateralized debt obligations ("CDOs"), collateralized bond obligations ("CBOs"), collateralized loan obligations, high-yield bonds, debt issued in leveraged buyout transactions, mortgage and asset-backed securities, and short-term asset-backed commercial paper, which became very illiquid in the latter half of 2007 and in 2008. General market uncertainty and consequent re-pricing of risk led to market imbalances between sellers and buyers, which in turn resulted in significant valuation uncertainties in mortgage and credit-related securities and other instruments. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many instruments remaining illiquid and of uncertain value. Additionally, the federal rescue of the Federal Home Loan Mortgage Corporation ("FHLMC"), commonly referred to as "Freddie Mac," the Federal National Mortgage Association ("FNMA"), commonly referred to as "Fannie Mae," and American International Group, as well as the filing of bankruptcy by Lehman Brothers Holdings Inc. and the concern that other financial institutions are also experiencing severe economic distress and that the global financial system is under stress have led to significant market volatility and disruption and thus further increase the illiquidity of any investments in issuers that are thinly capitalized.

The recent instability in the financial markets has led the U.S. government to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Federal, state, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund's ability to achieve its investment objective.

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Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund's portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. The Advisor will monitor developments and seek to manage the Fund's portfolio in a manner consistent with achieving the Fund's investment objective, but there can be no assurance that they will be successful in doing so.

The current financial market situation, as well as various social, political and psychological tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets (and in particular the housing and mortgage markets) and may cause further economic uncertainties in the United States and worldwide. It is difficult to predict how long the financial markets will continue to be affected by these events and the Advisor cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets. Given the risks described above, an investment in the Shares may not be appropriate for all prospective investors. Such market conditions and the above factors may increase the level of difficulty encountered in valuing such securities and other credit instruments which could result in sudden and significant valuation increases or declines in the NAV of the Fund.

The prices of the Portfolio Funds' investments, and therefore the NAV of the Fund, can be highly volatile. Price movements of forward contracts, futures contracts and other derivative contracts in which the Fund may invest are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments and interest rate-related futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Moreover, since internationally there may be less government supervision and regulation of worldwide stock exchanges and clearinghouses than in the U.S., the Fund also is subject to the risk of the failure of the exchanges on which their positions trade or of their clearinghouses, and there may be a higher risk of financial irregularities and/or lack of appropriate risk monitoring and controls.

Global stock and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective debt financings to widen considerably. The recent instability in the credit markets has made it more difficult for a number of issuers of debt securities to obtain financing or refinancing for their investment or lending activities or operations. There is a risk that such issuers will be unable to successfully complete such financing or refinancing. In particular, because of the current conditions in the credit markets, issuers of debt securities may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. There is also a risk that developments in sectors of the credit markets in which the Portfolio Funds do not invest may adversely affect the liquidity and the value of securities in sectors of the credit markets in which the Portfolio Funds do invest, including securities owned by the Portfolio Funds.

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The debt and equity capital markets in the United States have been negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the resulting United States federal government actions have led to worsening general economic conditions, which have materially and adversely impacted the broader financial and credit markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These recent events have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for issuers of debt to finance their operations. These developments may increase the volatility of the value of securities owned by the Fund. These developments also may make it more difficult for the Fund to accurately value their securities or to sell their securities on a timely basis. These developments could adversely affect the ability of the Portfolio Funds to borrow for investment purposes, if they chose to do so, and increase the cost of such borrowings, which would reduce returns to Shareholders. These developments have adversely affected the broader economy, and may continue to do so, which in turn may adversely affect the ability of issuers of securities owned by the Portfolio Funds to make payments of principal and interest when due, lead to lower credit ratings and increased defaults. Such developments could, in turn, reduce the value of securities owned by the Portfolio Funds and adversely affect the NAV of the Fund's Shares. In addition, the prolonged continuation or further deterioration of current market conditions could adversely impact the Portfolio Funds' portfolio.

Portfolio Turnover

The Portfolio Funds may invest and trade their portfolio securities on the basis of certain short-term market considerations. The Portfolio Funds are not generally restricted in effecting transactions by any limitation with regard to their respective portfolio turnover rates. The turnover rate of the Fund for the fiscal year ended March 31, 2022 was 18%.

Limits of Risk Disclosure

The above discussion relates to various risks associated with the Fund and the Portfolio Funds and is not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus and the Agreement and Declaration of Trust and should consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund's investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

MANAGEMENT OF THE FUND

Board of Trustees

The Fund's Board has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations.

Advisor

Morgan Creek Capital Management, LLC is the investment advisor for the Fund. The Advisor, located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, is a North Carolina limited liability company. As of March 31, 2022, the Advisor's assets under management were approximately $2.2 billion.

Advisory Agreement

The Fund is a party to an Advisory Agreement with the Advisor (the "Advisory Agreement"). Pursuant to the Advisory Agreement, the Advisor provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund, subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund; buys, retains and sells the Fund's portfolio investments; select brokers or dealers to execute transactions; provides investment research; maintains or causes to be maintained all required books, records, and reports and other information required for the proper operation of the Fund; and furnishes all other services required in connection with management of the Fund.

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The Advisory Agreement provides that the Fund will pay a monthly management fee in arrears calculated at an annual rate equal to 1.00% of the net assets of the Fund as of the last day of each month with respect to each class of Shares. The basis for the Board of Trustees approval of the Advisory Agreement is available in the Fund's Annual Report for the fiscal year ended March 31, 2022.

If within three years following a waiver or reimbursement, the operating expenses of the Fund that previously received a waiver or reimbursement from the Advisor is less than the expense limit for the Fund, the Fund is required to repay the Advisor up to the amount of fees waived or expenses reimbursed under the agreement.

Portfolio Manager

The personnel of the Advisor principally responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Advisor and its personnel maintain relationships with a large number of managers. The Advisor believes that, as a result of these contacts, the Fund should have access to a large number of Portfolio Funds from which to select.

Mark W. Yusko has served as the Fund’s portfolio manager since inception and has primary responsibility for the day-to-day management of the Fund. Mr. Yusko is Chief Investment Officer and Chief Executive Officer of the Advisor since July 2004. Prior to forming the Advisor, Mr. Yusko was President and Chief Investment Officer of UNC Management Company, LLC, the endowment investment office for the University of North Carolina at Chapel Hill, from 1998 to 2004. Previously, he was the Senior Investment Director for the University of Notre Dame Investment Office. He holds an M.B.A. from the University of Chicago and a B.S. in biology and chemistry from the University of Notre Dame.

The SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of shares of the Fund.

Control Persons

As of July 8, 2022, the Roy Cockrum Foundation beneficially owned 39.03% of the Fund.

PERFORMANCE OF THE FUND
(unaudited)

The following information is intended to help you understand the risks of investing in the Fund. The information illustrates the changes in the performance of the Fund's Class I Shares from inception and compares the performance of the Fund's shares to the performance of a securities market index over various periods of time. Past performance is not an indication of future performance.

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Morgan Creek Global Equity Long/Short Institutional Fund(1)

Year	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec	Year(3)
2022	-3.93%	-0.37%	-2.99%
2021	4.76%	5.89%	-8.12%	3.21%	-3.34%	4.86%	-9.00%	-0.28%	0.02%	6.13%	-7.53%	-5.80%	-10.54%
2020	0.23%	0.72%	-4.70%	2.56%	3.07%	5.33%	6.38%	2.81%	-0.09%	-0.23%	0.70%	2.15%	20.13%
2019	6.23%	2.21%	10.64%	-1.20%	-0.90%	3.43%	-1.81%	-3.66%	-7.07%	0.69%	4.37%	-1.46%	10.75%
2018	5.29%	-0.11%	0.89%	0.28%	2.67%	0.66%	0.18%	0.61%	-0.23%	-7.25%	0.92%	-1.44%	2.01%
2017	1.98%	1.83%	1.32%	1.16%	0.57%	-0.13%	2.37%	0.73%	-2.21%	1.82%	-1.38%	2.11%	10.42%
2016	-6.95%	-4.90%	-0.41%	0.80%	0.63%	-1.24%	2.62%	0.02%	0.97%	-1.57%	-2.23%	-1.22%	-13.02%
2015	-0.64%	3.24%	2.86%	-0.09%	3.30%	0.75%	1.49%	-3.93%	-4.72%	1.04%	1.12%	-1.38%	2.70%
2014(2)	-0.11%	4.76%	-1.41%	-3.68%	3.51%	2.75%	-2.37%	2.68%	0.30%	1.43%	3.02%	-0.40%	10.60%
2013	2.29%	-0.14%	1.52%	0.36%	2.16%	-0.69%	1.42%	0.66%	4.87%	2.75%	4.17%	3.84%	25.64%
2012	2.42%	0.83%	0.91%	-0.25%	-1.92%	-0.29%	0.70%	1.07%	1.22%	-0.86%	0.57%	0.64%	5.07%
2011										3.30%(4)	-2.01%	-0.50%	0.72%

Returns (as of 3/31/2022)	Fund	MSCI World(5)	Historical Data	Fund	MSCI World
Year-to-Date	-7.15%	-5.15	Cumulative Return	63.52%	237.26%
Past 1 Year			Largest Drawdown(7)	-25.12%	-21.05%
(Annualized Since Inception)(4)	-18.51%	10.12%
Past 5 Years			Drawdown – number of months(8)	13	3
(Annualized Since Inception)(4)	3.44%	12.42%
Average Annual Total Returns			Standard Deviation(6)	10.91%	13.46%
(Annualized Since Inception)(4)	4.80%	12.27%

(1)	Performance results and calculations after the Fund's most recent fiscal year are unaudited. The principal value of the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. Returns are net of all expenses of the Fund, including the management fee, and reflect reinvestment of all distributions, the fee waiver and reimbursements, if applicable. Past performance does not guarantee future results and current performance may be lower or higher than the figures shown.

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(2)	Prior to July 1, 2014, the Fund operated as part of a master-feeder structure.

(3)	Cumulative return. Returns are net of all expenses of the Fund, including the management fee, and reflect reinvestment of all distributions, if applicable.

(4)	Inception date for the Fund is October 3, 2011.

(5)	MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. As of March 31, 2022, the index consisted of the following developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Broad-based securities indexes such as the MSCI World Index are unmanaged and are not subject to fees and expenses typically associated with managed investment company portfolios. It is not possible to invest directly in the MSCI World Index.

(6)	Measurement of the investment's volatility.

(7)	The peak to trough decline of an investment.

(8)	Number of months of a peak to trough decline of an investment.

Please visit www.morgancreekfunds.com for updated return information.

DISTRIBUTION ARRANGEMENTS

The Fund is offering Shares at an offering price equal to its then current NAV to a sales charge of up to 3.00% (Class A Shares only). The Fund has entered into a Distribution Agreement (the "Distribution Agreement") with Morgan Creek Capital Distributors, LLC (the "Distributor"), an affiliate of the Advisor, to provide for distribution of the Shares on a reasonable best efforts basis, subject to various conditions. The principal office of the Distributor is located at 100 Park Avenue, 28th Floor, New York, New York 10017. The Distributor has entered into selling agreements with Selling Agents that have agreed to participate in the distribution of the Shares.

Generally, the minimum required initial investment by each investor is $25,000 for Class A Shares and $50,000 for Class I Shares, and the minimum subsequent investment is $10,000 for Class A Shares and $25,000 for Class I Shares. The Fund, in its sole discretion, may accept investments below these minimums. A Selling Agent may establish higher minimum investment requirements than the Fund. It is the obligation of the Selling Agents to transmit orders received by them to the Distributor so they will be received in a timely manner. Class A Share investments are subject to a sales charge of up to 3.00% with the following breakpoints:

Breakpoints
Dollar Range	Sales Load
Less than $249,999	3.00%
$250,000-$499,000	2.50%
$500,000-$749,999	2.00%
$750,000-$999,999	1.50%
$1,000,000-$1,999,999	1.00%
$2,000,000-$4,999,999	0.50%
$5,000,000 or more	0.00%
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Such a sales load will be added to the offering price per Class A Share. Any sales load is computed as a percentage of the public offering price. The sales charge is waived in certain circumstances at the Advisor's discretion.

Please inform the Fund or your financial intermediary at the time of your purchase of Fund shares if you believe you qualify for a reduced front-end sales charge.

The Fund, acting through the Distributor and the Administrator, will have the sole right to accept orders to purchase Shares and reserves the right to reject any order in whole or in part. The offering may be terminated by the Fund or the Distributor at any time.

No market currently exists for the Shares. The Shares will not be listed on any national securities exchange, and the Fund does not anticipate that a secondary market will develop for the Shares. None of the Fund, the Advisor, the Distributor or the Selling Agents intends to make a market in the Shares. The Distributor has the exclusive right to distribute Shares through the Selling Agents. The Distributor's obligation is an agency or "best efforts" arrangement under which neither the Distributor nor any Selling Agent is required to purchase any Shares.

A Selling Agent may engage one or more Sub-Selling Agents. Selling Agents and Sub-Selling Agents may charge a fee for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee is not a sales charge or placement fee imposed by the Fund or a Selling Agent, and will be in addition to any fees charged or paid by the Fund. The payment of any such fees, and their impact on a particular investor's investment returns, would not be reflected in the returns of the Fund.

Sub-Selling Agents also may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Selling Agent or any other service provider of the Fund. Any terms and conditions imposed by a Sub-Selling Agent, or operational limitations applicable to such party, may affect or limit a Shareholder's ability to subscribe for Shares or tender Shares for repurchase, or otherwise transact business with the Fund. Investors should direct any questions regarding fees, terms and conditions applicable to their accounts, or relevant operational limitations to the Sub-Selling Agent.

The amounts of any such payments may vary among the Selling Agents. The Advisor may use its management fee revenue, as well as its past profits or its other resources from any other source, to make payments with respect to any expenses incurred in connection with the distribution of Shares. The Advisor or its affiliates also may pay from their own resources additional compensation to the Selling Agents and/or Sub-Selling Agents in connection with the placement of Shares or servicing of Shareholders (if such Selling Agent or Sub-Selling Agent serves as a Sub-Servicing Agent and enters into a servicing agreement with the Servicing Agent, as discussed below). As to each investor referred by a Selling Agent and/or Sub-Selling Agent, or serviced by a Sub-Servicing Agent, such additional compensation may range up to an annual rate of 1.00% of the value of the Shares.

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In some instances, these arrangements could result in receipt by the Selling Agents and/or Sub-Selling Agents and their respective personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which may be available with regard to, or paid in connection with, their placement of shares or interests of a different investment fund. Any Shareholder or prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of the intermediaries to view the Fund more positively relative to other investment funds not making payments of this nature or making smaller such payments.

Selling Agents that are members of FINRA may not accept any compensation in connection with the Fund's Shares that exceeds the underwriting compensation limit set by FINRA.

Distribution and Service Fee

In connection with Class A Shares of the Fund, the Fund pays the Distributor or a designee a Distribution and Service fee equal to 0.85% per annum of the aggregate value of the Fund's Class A Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable quarterly. The Distributor or designee may transfer or re-allow a portion of the Distribution and Service Fee to certain intermediaries. The Advisor also may pay a fee out of its own resources to intermediaries.

The Distribution and Service Fee is paid pursuant to a plan adopted by the Fund in compliance with the provisions of Rule 12b-1 under the 1940 Act ("Class A Plan"). The Distribution and Service Fee serves as a vehicle for the Fund to pay the Distributor for payments it makes to intermediaries. The Distributor may pay all or a portion of the Distribution and Service Fee it receives to the Advisor or other financial intermediaries that provide distribution and shareholder services with respect to Class A Shares. However, the portion of the 0.85% fee under the Class A Plan designated for regulatory purposes as service fees, for the provision of personal investor services as defined under applicable rules, will be deemed not to exceed 0.25% of the Fund's net assets attributable to Class A Shares.

A portion of the Distribution and Service Fee may be paid for ongoing investor servicing. The types of investor services provided include, but are not limited to: advising Shareholders of the net asset value of their Shares; advising Shareholders with respect to making repurchases of Shares; providing information to Shareholders regarding general market conditions; providing Shareholders with copies of the Fund's Prospectus (if requested), annual and interim reports, proxy solicitation materials, tender offer materials, privacy policies, and any other materials required under applicable law; handling inquiries from Shareholders regarding the Fund, including but not limited to questions concerning their investments in the Fund, Shareholder account balances, and reports and tax information provided by the Fund; assisting in the enhancement of relations and communications between such Shareholders and the Fund; assisting in the establishment and maintenance of such Shareholders' accounts with the Fund; assisting in the maintenance of Fund records containing Shareholder information, such as changes of address; providing such other information and liaison services as the Fund may reasonably request; and other matters as they arise from time to time.

These arrangements may result in receipt by broker-dealers and their personnel (who themselves may receive all or a substantial part of the relevant payments) or registered investment advisers of compensation in excess of that which otherwise would have been paid in connection with servicing shareholders of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting the intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of an intermediary to view the Fund more favorably relative to investment funds not making payments of this nature or making smaller payments. Such payments may be different for different intermediaries. The Advisor may pay from its own resources additional compensation to intermediaries in connection with sale of Shares or servicing of Shareholders.

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Intermediaries may in addition charge a fee directly to investors for their services in conjunction with an investment in the Fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the Fund and will reduce the amount of an investor's investment in the Fund. The payment of any such fees, and their impact on a particular investor's investment returns, would not be reflected in the returns of the Fund. Shareholders should direct any questions regarding such fees to the relevant intermediary.

The Fund is indirectly subject to a Financial Industry Regulatory Authority, Inc. ("FINRA") cap on compensation paid to FINRA member firms. The cap includes any placement agent fees and investor distribution and/or service fees. The maximum compensation payable to all FINRA member firms (in the aggregate) participating in the Fund's distribution will comply with NASD Rule 2830.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

Shareholders will automatically participate in the Fund's Dividend Reinvestment Plan (the "DRIP") and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares of the Fund. ALPS Fund Services, Inc. (the "Agent") acts as the agent for participants under the DRIP.

Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid by wire or check mailed directly to the shareholder of record (or, if the shares are held in street or other nominee name, then to the nominee) by the Agent, as dividend disbursing agent.

The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions.

A shareholder may withdraw from the DRIP at any time. There will be no penalty for withdrawal from the DRIP and shareholders who have previously withdrawn from the DRIP may rejoin it at any time. Changes in elections must be in writing and should include the shareholder's name and address as they appear on the share certificate. An election to withdraw from the DRIP will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent distributions in cash. An election will be effective only for a distribution declared and having a record dated of at least 10 days after the date on which the election is received. A shareholder whose shares are held in the name of a broker or nominee should contact such broker or nominee concerning changes in that shareholder's election.

All correspondence concerning the DRIP should be directed to the Agent at 1290 Broadway, Suite 1000, Denver, CO 80203.

ADMINISTRATION, ACCOUNTING AND INVESTOR SERVICES AGREEMENTS

ALPS Fund Services, Inc. (the "Administrator"), whose principal business address is 1290 Broadway, Suite 1000, Denver, CO 80203, provides various administrative and accounting services to the Fund. The Administrator is paid the greater of an annual minimum fee or a fee based on a basis point fee schedule contained in the Administration Agreement.

TRANSFER AGENT

DST Asset Management Solutions, Inc. (the "Transfer Agent"), a Commonwealth of Massachusetts corporation, whose principal place of business is 2000 Crown Colony Drive, Quincy, Massachusetts 02169, serves as the transfer agent for the Fund. The Transfer Agent is paid a fee set forth in the Master Services Agreement.

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CUSTODIAN

UMB Financial Corporation (the "Custodian"), whose principal business address is 235 W. Galena Street, Milwaukee, WI 53212, serves as the custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board. Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, sub-custodian or foreign custodians in a securities depository, clearing agency or omnibus customer account.

FUND EXPENSES

The Fund pays all of its expenses other than those that the Advisor assumes, if any. The expenses of the Fund include, but are not limited to, all fees and expenses related to portfolio transactions and positions made in Portfolio Funds, including Portfolio Fund fees and expenses, and enforcing rights in respect of such investments; the management fee payable to the Advisor and the fee payable to the Administrator; brokerage commissions; interest and fees on any borrowings; Trustees' fees; trustees' and officers' insurance; professional fees (including, without limitation, expenses of consultants, experts and specialists); research expenses; fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with tender offers and any repurchases of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, sub-custodian, transfer agent, and registrar, and any other agent of the Fund, all costs and charges for equipment or services used in communicating information regarding any of the Fund's transactions between either of the Advisor and the Custodian (or other agent engaged by the Fund); bank services fees; expenses of preparing, printing, and distributing copies of this Prospectus, and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders' meetings; expenses of corporate data processing and related services; Shareholder recordkeeping and Shareholder account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the Independent Trustees; insurance premiums; and extraordinary expenses such as litigation expenses. The Fund may need to sell portfolio securities to pay fees and expenses, which could affect investment returns to Shareholders of the Fund.

The Advisor bears all of its expenses and its own costs incurred in providing investment management services to the Fund, including travel and other expenses related to the selection and monitoring of Portfolio Funds. In addition, the Advisor is responsible for the payment of the compensation and expenses of those Trustees and officers of the Fund affiliated with the Advisor, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Portfolio Funds will bear various fees and expenses in connection with their operations. These fees and expenses are similar to those incurred by the Fund. In addition, the Portfolio Funds will pay asset-based fees to their Managers and generally may pay performance-based fees or allocations to their Managers, which effectively reduce the investment returns of the Portfolio Funds. These expenses, fees, and allocations are in addition to those incurred by the Fund itself. As an investor in the Portfolio Funds, the Fund will indirectly bear a portion of the expenses and fees of the Portfolio Funds.

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The Fund's fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to or debited against each Shareholder's capital account.

VOTING

Each Shareholder of the Fund will have the right to cast a number of votes based on the value of such Shareholder's investment percentage in the Fund at any meeting of its Shareholders called by the (i) majority of the Board or (ii) Shareholders holding at least 51% of the total number of votes eligible to be cast by all Shareholders. Shareholders will be entitled to vote on any matter on which stockholders of a registered investment company organized as a corporation would be entitled to vote, including the selection of Trustees and the approval of the Advisory Agreement. Notwithstanding their ability to exercise their voting privileges, Shareholders are not entitled to participate in the management or control of the Fund's business and may not act for or bind the Fund.

ELIGIBLE INVESTORS

The Fund offers two separate classes of Shares designated as Class A Shares and Class I Shares to certain eligible individual and institutional investors. Each prospective investor will be required to complete the Fund's subscription agreement ("Subscription Agreement") and satisfy the investor eligibility standards set forth therein in order to be permitted to invest in the Fund.

An investment in the Fund involves risks and it is possible that an investor may lose some or all of its investment. In addition, an investment in the Fund is not liquid and investors should provide for adequate liquidity outside of their investment in the Fund to meet their foreseeable liquidity needs. Before making an investment decision, an investor and/or its adviser should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and (ii) consider factors such as its personal net worth, income, age, risk tolerance, and liquidity needs. See "Principal Risks" and "Non-Principal Risks." Short-term investors and investors who cannot bear the loss of some or all of their investment and/or the risks associated with a lack of liquidity should not invest in the Fund.

The Subscription Agreement requires that an investor certify that it is both an "accredited investor" as defined in Regulation D under the 1933 Act and a "qualified client" within the meaning of Rule 205-3 under the Advisers Act. An "accredited investor" includes, among other investors, an individual who has: (i) a net worth (or a joint net worth with that person's spouse), immediately prior to the time of purchase, in excess of $1 million, excluding the value of the primary residence; or (ii) income in excess of $200,000 (or joint income with the investor's spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year. A "qualified client" means an individual or company (other than an investment company) that has a net worth (or in the case of an individual a joint net worth with the individual's spouse) of more than $2,000,000, or that meets certain other qualification requirements set forth in the Fund's Subscription Agreement. Other categories of "accredited investor," "qualified client" or other eligible investor standards applicable to companies and other investors are set forth in the Subscription Agreement. Additional requirements are set forth in the form of Subscription Agreement. Investors who meet the qualifications set forth in the form of Subscription Agreement are referred to in this Prospectus as "eligible investors."

All prospective investors must complete a Subscription Agreement in which they certify that, among other things, they meet the foregoing requirements and that they will not transfer their Shares (or any portion thereof) except in accordance with the Agreement and Declaration of Trust. Existing Shareholders who request to purchase additional Shares are required to qualify as eligible investors and to complete an additional Subscription Agreement prior to the additional purchase.

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PURCHASING SHARES

The Fund offers two separate classes of Shares designated as Class A Shares and Class I Shares to certain eligible individual and institutional investors.

The minimum initial subscription for shares in the Fund is $25,000 for Class A Shares and $50,000 for Class I Shares and minimum subsequent subscriptions are $10,000 for Class A Shares and $25,000 for Class I Shares. The minimum initial and additional investments may be reduced by the Fund with respect to certain individual investors or classes of investors (specifically, with respect to employees, officers or Trustees of the Fund, the Advisor or their affiliates). Additionally, the Fund may waive or reduce such minimum initial and additional investment amounts (as well as the application and funding deadlines described above) with respect to any investor funding its purchase of Shares with redemption proceeds from another fund sponsored, managed, or advised by the Advisor. The Fund will notify Shareholders of any changes in the investors that are eligible for such reductions.

Shares will be offered for purchase at NAV plus a sales charge of up to 3.00% (Class A Shares only) as of the first Business Day of each calendar month, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate the sale of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Each initial or subsequent purchase of Shares will be payable in one installment which will generally be due prior to the proposed acceptance of the purchase. A prospective investor must submit a completed Subscription Agreement before the acceptance date set by the Fund, and a Shareholder may subscribe for additional Shares by completing an additional subscription agreement. The Fund reserves the right, in its sole discretion, to reject in whole or in part, any subscription to purchase Shares in the Fund at any time. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, an investor will not become a Shareholder until cleared funds have been received. Cleared funds must be available in such account no later than five Business Days prior to the particular subscription date or such other date as the Distributor may determine in its sole discretion and communicate to investors (the "Subscription Period"). Subscriptions received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund will be held by an agent for the Fund. Any interest earned in such instances will be credited to the Fund and not the investor.

Selling Agents also may impose fees (subject to the underwriting compensation limit set by FINRA applicable to its members), terms and conditions on investor accounts and investments in the Fund that are in addition to the fees, terms and conditions set forth in this Prospectus. Such terms and conditions are not imposed by the Fund, the Distributor or any other service provider of the Fund. Any terms and conditions imposed by a Selling Agent, or operational limitations applicable to such party, may affect or limit a Shareholder's ability to subscribe for Shares, or otherwise transact business with the Fund. Investors should direct any questions regarding terms and conditions applicable to their accounts or relevant operational limitations to the Selling Agent.

A sales load of up to 3.00% is charged on purchases of Class A Shares. The sales load may be waived for institutional investors, employees of the Advisor, the Distributor or a financial intermediary and their affiliates, and members of their immediate families and such other persons as may be authorized by the Advisor. The sales load will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund.

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REPURCHASES OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Fund to redeem the Shares. No public market for Shares exists, and none is likely to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases

The Fund may, from time to time, repurchase Shares from its Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board will consider the recommendations of the Advisor as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Advisor generally recommends to the Board that the Fund offer to repurchase Shares from Shareholders quarterly on the last Business Day of March, June, September and December. However, the Fund is not required to conduct tender offers and may be less likely to conduct tenders during periods of exceptional market conditions or when Portfolio Funds suspend redemptions.

The Fund will require that each tendering Shareholder tender a minimum of $25,000 worth of Shares in the case of Class A Shares and $50,000 worth of Shares in the case of Class I Shares, subject to a waiver by the Fund.

In determining whether to accept the Advisor's recommendation to repurchase interests, the Board may consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares to the Fund;

•	the liquidity of the Fund's assets (including fees and costs associated with withdrawing from Portfolio Funds);

•	the investment plans and working capital and reserve requirements of the Fund;

•	the history of the Fund in repurchasing Shares;

•	the availability of information as to the value of the Fund's interests in underlying Portfolio Funds;

•	the conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of Shares; and

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board determines, in its sole discretion, to be fair to the Fund and to all Shareholders of the Fund. The value of a Shareholder's Shares that are being repurchased will be equal to their aggregate NAV as of the Valuation Date. When the Board determines that the Fund will repurchase Shares, notice will be provided to Shareholders, either in a mailing or through a publication of a summary advertisement in a newspaper, describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender Shares during the period that a tender offer is open may obtain the estimated aggregate NAV of their Shares by contacting the Administrator during the period at the contact number provided in the Shareholder's repurchase materials.

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Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from its Shareholders. The Fund does not impose any charges in connection with repurchases of Shares.

In the event that the Fund makes a redemption in-kind, only securities listed on a national securities exchange may be used to satisfy an in-kind distribution and such securities will be valued as of their closing price as quoted by the exchange on which such securities are listed on the day of the redemption. Shareholders may incur tax liability and will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities. Shareholders may be unable to liquidate such securities in a timely manner and may receive a lower price upon liquidation of such securities than the value at which such securities were distributed to Shareholders by the Fund.

In light of liquidity constraints associated with investments in Portfolio Funds and that the Fund may have to effect withdrawals from those funds to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

•	If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each Shareholder a tender offer or publish a summary advertisement in a newspaper that explains the terms and conditions of the tender offer. This tender offer will be sent to Shareholders or published at least 20 Business Days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender Shares to the Fund.

•	A Shareholder choosing to tender Shares for repurchase must do so within the Notice Date Period, which generally will be between 115 to 95 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of March, June, September or December. Shares or portions of them will be valued as of the Valuation Date. This means, for example, that the Notice Date Period for a tender offer having a December 31 Valuation Date would be between September 7 and September 27.

•	Promptly after the Notice Date Period, the Fund will issue to each Shareholder whose Shares (or portion of them) have been accepted for repurchase a repurchase instrument (the "Repurchase Instrument"), which will be held by an agent of the Fund, entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date (the "Payment Amount"), of the repurchased Shares.

•	The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. A Shareholder who receives a Repurchase Instrument (the "Payee") shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date. Except as otherwise provided in the Repurchase Instrument, such Payee shall not be a Shareholder of the Fund and shall have no other rights (including, without limitation, any voting rights) under the Fund's Agreement and Declaration of Trust. For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses that the Payee would have been allocated for tax and book purposes had the Payee remained the owner of the repurchased Shares until the Valuation Date. If the Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date shall become the date on which the Fund is liquidated or dissolved and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

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•	The initial payment (the "Initial Payment") with respect to the Repurchase Instrument will be made in an amount equal to a certain amount of the estimated value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) approximately the 35th day after the Valuation Date, or (2) in the sole discretion of the Board of the Fund, if the Fund had requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 90% of the aggregate amount so requested to be withdrawn by the Fund from the Portfolio Funds.

•	The second and final payment (the "Final Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund's financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Advisor anticipates that the annual audit of the Fund's financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•	Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Portfolio Funds of securities listed on a national securities exchange that the Fund cannot liquidate itself prior to making the distribution.

If modification of the Fund's repurchase procedures as described above is deemed necessary to comply with regulatory requirements or otherwise advisable, the Board will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

In the event that the Advisor or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any tender offer made by the Fund.

A Shareholder tendering only a portion of its Shares for repurchase will be required to continue to hold Shares with a value of at least $25,000 (or any lower amount equal to the Shareholder's initial subscription amount) after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the value of its Shares in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the value of the Shareholder's Shares is above the minimum or to repurchase all of the Shareholder's Shares.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund's investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Fund incurring redemption, withdrawal or similar fees charged by one or more Portfolio Funds.

The Agreement and Declaration of Trust grants the Board the authority to repurchase the Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, under certain circumstances and consistent with the federal securities laws.

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Transfers of Shares

A Shareholder may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including, without limitation, through any swap, structured note or any other derivative transaction) of all or any of its Shares, including, without limitation, any portion of a Share (such as a right to distributions), to any person (collectively a "Transfer" and each a "Transferee"), except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of such Shareholder or a Transfer that is effected with the express written consent of the Board, which consent may be withheld in its sole and absolute discretion. No assignee, purchaser or Transferee may be admitted as a substitute Shareholder, except with the written consent of the Board, which consent may be given or withheld in its sole and absolute discretion. No Transfer will be permitted unless the Board of the Fund concludes that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes. Any Transfer made or purported to be made that is in violation of the Fund's Agreement and Declaration of Trust shall be void and of no effect. To the extent any Shareholder, Transferee or successor Shareholder is purported to have transferred any economic interest in the Fund in violation of such Fund's Agreement and Declaration of Trust, such Fund shall not recognize such action and the Board may terminate all or any part of the Share of such Shareholder, Transferee or successor Shareholder at no value or such value as the Board determines in its sole and absolute discretion and the Shareholder, Transferee or successor Shareholder will forfeit all or such portion of its capital account in connection with such termination as determined by the Advisor in connection therewith.

With respect to a Repurchase Instrument, a Shareholder may not Transfer all or any portion of the Repurchase Instrument to any person, except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of the Shareholder or a Transfer that is effected with the written consent of the Board, which consent may be given or withheld in the Board's sole and absolute discretion.

The Board has delegated its decision making authority on Transfers to officers of the Fund and the Advisor. However, such delegation is subject to revocation by the Board at any time.

CALCULATION OF NET ASSET VALUE; VALUATION

The Fund calculates its NAV as of the last Business Day of each calendar month as noted below, and at such other times as the Board, upon advice from the Advisor, may determine, including in connection with repurchases of Shares. The Class A Shares' net asset value plus the Class I Shares' net asset value equals the total net asset value of the Fund. The Class A Share net asset value and the Class I Share net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time.

In determining its NAV, the Fund's assets and liabilities are valued generally as of the last Business Day of each month as follows: (i) within 60 days after the last Business Day of each quarter for purposes of audited year-end financial statements, unaudited semi-annual reports and quarterly filings on Form N-Q, (ii) within 30 days after the last Business Day of each quarter for purposes of processing subscriptions and redemptions and calculating management fees, and (iii) at such other times as subscriptions and redemptions may be approved by the Fund. See "Non-Principal Risks – Risks Related to Portfolio Funds – Portfolio Valuation."

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The NAV of the Fund will equal the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses.

The Valuation Committee of the Advisor oversees the valuation of the Fund's investments, including interests in the Portfolio Funds, in accordance with written policies and procedures (the "Valuation Procedures") that the Board has approved for purposes of determining the value of securities held by the Fund, including, if applicable, the fair value of the Fund's investments in Portfolio Funds. The valuation of the Fund's investments in Portfolio Funds is ordinarily calculated by ALPS Fund Services, Inc. in its capacity as the Fund's independent administrator, in consultation with the Advisor. The valuation procedures of the Portfolio Funds in which the Fund invests are reviewed by the Advisor. The Fund's investments are ordinarily based upon valuations provided to it by the Managers of such Portfolio Funds or, in many cases, the administrators of those Portfolio Funds. As a general principle, the fair valuation of an asset should reflect the amount that the Valuation Committee determines the Fund might reasonably expect to receive for the asset from the current sale of that asset in an arm's-length transaction, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA, Keogh Plan, or other plan that is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, "Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

A Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs. In addition, a Plan fiduciary should consider whether an investment in the Fund will result in any unrelated business taxable income ("UBTI") to the Plan. See "Certain Tax Considerations."

THE FUND'S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISOR OR ANY OF ITS AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

CERTAIN TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not U.S. persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are encouraged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

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In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

Taxation of the Fund

The Fund qualifies as a RIC under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a non-deductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund expects that a substantial portion, and possibly all of its gains from the Portfolio Funds will be treated as ordinary income.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. Distributions of the Fund's income derived from the Portfolio Funds as well as gains from the disposition of the Portfolio Funds with respect to which the Fund has made a "mark-to-market" election will be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. It is expected that a substantial portion, and possibly all, of the Fund's distributions will be treated as ordinary income to its Shareholders.

The Fund may be able to make distributions of capital gains received from Portfolio Funds in which the Fund has made a "qualified electing fund" election as described in more detail below. Such distributions will generally be taxable to Shareholders as long-term capital gain regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. A Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions that he or she receives from the Fund, regardless of how long the Shareholder has held shares in the Fund. Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Portfolio Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

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Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See "Certain Tax Considerations – Distributions to Shareholders."

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable tax treaty, on distributions of the Fund's income derived from the Portfolio Funds. Each non-U.S. Shareholder must provide documentation to the Fund certifying its non-U.S. status.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis in the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

Investments in Passive Foreign Investment Companies

The Fund may purchase interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund elects to either "mark-to-market" the shares that it holds in PFICs at the end of each taxable year or make a "qualified electing fund" election (a "QEF election") with respect to such shares.

The Fund expects to make the "mark-to-market" election with respect to most of the Portfolio Funds. If the Fund makes such an election with respect to a PFIC, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until the disposition of the shares of the PFIC , at which point the loss will be treated as a capital loss. Although the Fund may only deduct capital losses in a given taxable year to the extent of capital gains, the Fund may carry forward remaining capital losses for up to eight years following the taxable year in which the loss was recognized. However, the Fund does not expect to generate significant capital gains from its investments.

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As an alternative to the "mark-to-market election," in certain circumstances the Fund may be able make a QEF election with respect to the shares of a PFIC in which it owns shares. If the Fund makes a QEF election, then the Fund must include in income for each year its pro rata share of the PFIC's ordinary earnings and net capital gain, if any, for the PFIC's taxable year that ends with or within the taxable year of the Fund, regardless of whether or not distributions were received from the PFIC by the Fund. Losses of the PFIC would not pass through to the Fund on a current basis; however, the Fund may ultimately recognize such losses on a disposition of the shares of the PFIC. The Fund would generally recognize capital gain or loss on the sale, exchange, or other disposition of the shares of a PFIC with respect to which the Fund made a QEF election. Such gain or loss will be treated as long-term capital gain or loss if the Fund's holding period in the PFIC shares is greater than one year at the time of the sale, exchange or other disposition. In order for the Fund to make a QEF election, the PFIC must annually provide the Fund with certain information regarding the Fund's share of the PFIC's net ordinary earnings and net long-term capital gain. The Fund may not be able to obtain such information from any Portfolio Fund. Therefore, there can be no assurance that the Fund will be able to make a QEF election with respect to any Portfolio Fund.

By making the mark-to-market election or the QEF election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of its interests in the Portfolio Funds in order to make the required distributions.

If the Fund does not make the "mark-to-market" election or the QEF election, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes. After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. Shareholders are generally taxable in their state of residence on their share of the Fund's income.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service (the "IRS") in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

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Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the operations of the Fund, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with its overall investment plans.

PRIVACY POLICY OF THE FUND

The Fund is committed to maintaining the privacy of its current and former Shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how the Fund protects that information and why, in certain cases, the Fund may share such information with select parties.

The Fund obtains or verifies personal non-public information from and about you from different sources, including the following: (i) information the Fund receives from you or, if applicable, Selling Agents, on applications, forms or other documents; (ii) information about your transactions with the Fund, its affiliates or others; (iii) information the Fund receives from a consumer reporting agency; and (iv) your visits to the Fund's or its affiliates' web sites.

The Fund does not sell or disclose to non-affiliated third parties any non-public personal information about its current and former Shareholders, except as permitted by law or as is necessary to respond to regulatory requests or to service member accounts. These non-affiliated third parties are required to protect the confidentiality and security of this information and to use it only for its intended purpose.

The Fund may share information with its affiliates or Selling Agents to service your account or to provide you with information about other products or services of the Advisor that may be of interest to you. In addition, the Fund restricts access to non-public personal information about its current and former Shareholders to those employees of the Advisor with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards that are designed to protect the non-public personal information of its current and former Shareholders, including procedures relating to the proper storage and disposal of such information.

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If you are located in a jurisdiction where specific laws, rules or regulations require the Fund to provide you with additional or different privacy-related rights beyond what is set forth above, then the Fund will comply with those specific laws, rules or regulations.

INQUIRIES

Inquiries concerning the Fund and the Shares (including procedures for purchasing the Shares) should be directed to:

Morgan Creek Capital Distributions, LLC

100 Park Avenue, 28th Floor

New York, New York 10017

(212) 692-8660

PART B

STATEMENT OF ADDITIONAL INFORMATION

Class A Shares

Class I Shares

July 29, 2022

301 West Barbee Chapel Road

Chapel Hill, NC 27517

(919) 933-4004

Morgan Creek Capital Distributors, LLC

100 Park Avenue, 28th Floor

New York, New York 10017

(212) 692-8660

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Morgan Creek Global Equity Long/Short Institutional Fund dated July 29, 2022 or its principal underwriter and distributor, Morgan Creek Capital Distributors, LLC (the "Distributor"), at the address or telephone number shown above. A copy of the prospectus may be obtained without charge upon request by contacting the Fund at (919) 933-4004. This SAI incorporates by reference information that appears in the Fund's Prospectus dated July 29, 2022.

This SAI incorporates by reference information that appears in the Fund's March 31, 2022 Annual Report, as filed with the Securities and Exchange Commission ("SEC"). To obtain a copy of the Fund's Annual or Semi-Annual Report to Shareholders, without charge, contact the Trust or Distributor at the address or telephone number above. Copies of the Annual and/or Semi-Annual Reports are available online at www.morgancreekfunds.com.

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TABLE OF CONTENTS

INVESTMENT POLICIES AND PRACTICES	1
REPURCHASES OF SHARES	17
MANAGEMENT OF THE FUND	20
CONFLICTS OF INTEREST	28
CONFLICTS OF INTEREST RELATING TO THE MANAGERS	31
CODES OF ETHICS	32
PROXY VOTING POLICIES AND PROCEDURES	32
ERISA CONSIDERATIONS	32
CERTAIN TAX CONSIDERATIONS	34
PORTFOLIO TRANSACTIONS AND BROKERAGE	37
VALUATION	41
DISTRIBUTION	44
ADMINISTRATION, ACCOUNTING AND INVESTOR SERVICES AGREEMENTS	45
SERVICING AGENTS	46
TRANSFER AGENT	46
CUSTODIAN	46
REPORTS TO SHAREHOLDERS	47
FISCAL YEAR	47
ACCOUNTANTS AND LEGAL COUNSEL	47
FINANCIAL STATEMENTS	47
APPENDIX A	48
APPENDIX B	50

After careful consideration, Morgan Creek Capital Management LLC (“Morgan Creek”), the Fund’s investment adviser, has recommended, and the Board of Trustees of the Fund (the “Board”) has approved, the liquidation and termination of the Fund. The Fund is being liquidated pursuant to the terms of a Plan of Liquidation and Termination (“Plan of Liquidation”). The Fund has commenced the payment of liquidating distributions. Because of market, economic, liquidity of certain Fund holdings or other factors could result in the final liquidations being in 2023 or 2024.

Suspension of Sales. The Fund has suspended offers and sales of shares of beneficial interest (the “Shares”).

Future Tender Offers. On February 25, 2022, the Board determined that it is in the best interests of the Fund and its Shareholders in light of the proposed liquidation to suspend the commencement of any additional or future tender offers.

Mechanics of Liquidation. On February 25, 2022, the Board approved the liquidation of the Fund. In connection with this approval, the Trust will adopt a Plan of Liquidation.

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The Fund will depart from its stated investment objective and policies to liquidate its holdings. The Fund and its Shareholders will bear the transaction costs and other costs associated with the liquidation. As a result of these costs, as well as potential market movements, Shareholders may receive less than today’s net asset value per Share.

Automatic Dividend Reinvestment Plan. The Automatic Dividend Reinvestment Plan (the “DRIP”) of the Fund has been suspended. As a result of the suspension of the DRIP, no dividends or distributions will be reinvested in additional Shares after the date of this Supplement and instead Shareholders will receive any dividends or distributions in cash.

U.S. Federal Income Tax Matters. The automatic redemption of Shares held by a Shareholder as part of the liquidation generally will be treated as any other redemption of Shares (i.e., as a sale that may result in gain or loss for federal income tax purposes) and will have the tax and other consequences described in the Prospectus and Statement of Additional Information. In addition, in connection with the liquidation, the Fund may declare and pay any dividends required to distribute its investment company taxable income, net capital gains, and net tax-exempt income realized in the taxable years ending at or prior to the Liquidation Date. These dividends would be taxable to Shareholders who do not hold their Shares through an IRA, 401(k), or other tax-advantaged account. A Shareholder should consult with his/her tax advisor to discuss the Fund’s liquidation and the potential tax consequences to the Shareholder.

INVESTMENT POLICIES AND PRACTICES

Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund") is a Delaware statutory trust registered under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, closed-end management investment company. Morgan Creek Capital Management, LLC (the "Advisor"), a North Carolina limited liability company, serves as the Fund's investment adviser.

Prior to July 1, 2014, the Fund sought to achieve its investment objective by investing all of its investable assets in a separate master fund, Global Equity Long/Short Master Fund (the "Master Fund"), a corresponding closed-end management investment company having the same investment objective as the Fund. The Fund invested in the Master Fund through a master-feeder investment fund structure. The Fund no longer operates under a "master-feeder" structure and instead invests directly in portfolio securities.

An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Fund's Agreement and Declaration of Trust. A prospective investor and his or her advisors should carefully review the Agreement and Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions.

Fundamental Policies

The investment objective of the Fund is not a fundamental policy and may be changed without a Shareholder vote provided that Shareholders will be given written notice of such change prior to, or in connection with, the Fund's next tender offer. The Fund has, however, adopted certain fundamental investment restrictions which cannot be changed without the vote of a majority of such Fund's outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at a meeting of Shareholders, of (i) 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) of more than 50% of the outstanding voting securities, whichever is less.

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For the purpose of the Fund's concentration policies, the Advisor considers the percentage of assets invested by the underlying Portfolio Funds in particular industries. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets or resulting from corporate actions such as a reorganization, merger, liquidation or otherwise, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy, and the Fund will not be required to sell securities due to subsequent changes in the value of securities it owns or such corporate actions. Under the Fund's fundamental investment restrictions, the Fund may not:

(1) invest more than 25% of its total assets in the securities of issuers in any one industry, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry. For purposes of this restriction, neither the Fund's investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy (e.g., global macro and distressed securities) are deemed to be an investment in a single industry. In addition, the Fund's investment in a master fund is not deemed to be an investment in a single industry;

(2) underwrite securities of other issuers except insofar as the Fund technically may be deemed an underwriter under the 1933 Act in the sale of its own securities or in connection with the disposition of portfolio securities;

(3) make loans to other persons, except that the acquisition of debt and other credit securities of all types or any similar instruments shall not be deemed to be the making of a loan, and except further that the Fund may lend its portfolio securities and enter into repurchase agreements, dollar rolls and similar transactions consistent with applicable law;

(4) issue senior securities or borrow money other than as permitted by the 1940 Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, securities lending, when issued and forward commitment transactions and similar investment strategies;

(5) purchase or sell commodities or contracts on commodities, except to the extent that the Fund may do so in accordance with applicable law, and the Fund may invest in Portfolio Funds that invest in commodities, contracts on commodities and commodity-linked securities; and

(6) purchase or sell real estate, except that, to the extent permitted by applicable law, the Fund may invest in securities (i) directly or indirectly secured by real estate or interests therein, (ii) of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts and real estate operating companies or (iii) issued by Portfolio Funds that invest in real estate or interests therein, and the Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund's ownership of such other assets.

Portfolio Securities and Other Investments

As discussed in the Prospectus, the Fund's investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets. In order to achieve its investment objective, the Fund invests in private funds and other pooled investment vehicles (collectively, the "Portfolio Funds") managed by third-party investment managers ("Managers") that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon and equity securities that are consistent with the investment ideas of the Managers. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies. The Fund cannot guarantee that its investment objective will be achieved or that its portfolio design and risk monitoring strategies will be successful.

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Additional information regarding the types of securities and financial instruments in which the Advisor may invest the assets of the Fund and the Managers may invest the assets of the Portfolio Funds, and certain of the investment techniques that may be used by Managers, are set forth below.

Borrowing and Lines of Credit

The Fund may borrow money pursuant to a line of credit with a financial institution or other arrangement to purchase portfolio securities and for portfolio management purposes. Under the 1940 Act, the Fund is not permitted to borrow for any purposes if, immediately after such borrowing, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through tender offers) if, immediately after doing so, it will have an asset coverage ratio of less than 300% or 200%, as applicable. Under the 1940 Act, certain short-term borrowings (such as for the purpose of meeting redemption requests, for bridge financing of investments in Portfolio Funds or for cash management purposes) are not considered the use of investment leverage if (i) repaid within 90 days, (ii) not extended or renewed, and (iii) which are not in excess of 10% of the total assets of the Fund.

Commodities

The profitability of an investment in commodities depends on the ability of a Manager to analyze correctly the commodity markets, which are influenced by, among other things, changing supply and demand relationships, weather, changes in interest rates, trade policies, world political and economic events, and other unforeseen events. Such events could result in large market movements and volatile market conditions and create the risk of significant loss. A variety of possible actions by various government agencies can also inhibit profitability or can result in loss. In addition, activities by the major power producers can have a profound effect on spot prices which can, in turn, substantially affect derivative prices, as well as the liquidity of such markets. Moreover, investments in commodity and financial futures and options contracts involve additional risks including, without limitation, leverage (margin is usually only 5% to 15% of the face value of the contract and exposure can be nearly unlimited). The Commodity Futures Trading Commission and futures exchanges have established limits referred to as "speculative position limits" on the maximum net long or net short position that any person may hold or control in particular commodity or financial futures contracts. All of the positions held by all accounts owned or controlled by the Portfolio Funds will be aggregated for the purposes of determining compliance with position limits. It is possible that positions held by the Portfolio Funds may have to be liquidated in order to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect the operations and profitability of the Portfolio Funds.

The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” (“CPO”) with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association (“NFA”), which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the Commodity Exchange Act (the “CEA”). As a result, the Adviser is not a CPO with respect to the Fund. The Fund reserves the right to elect to rely on other applicable exemptions under CEA rules, which may increase the Fund’s regulatory compliance obligations and expenses. In the event the Fund or the Adviser fails to qualify for the exclusion and is required to register as a CPO, the Fund may become subject to additional disclosure, recordkeeping and reporting requirements, which may increase the Fund's regulatory compliance obligations and expense.

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Convertible Securities

Convertible securities are bonds, debentures, notes, or other securities that may be converted or exchanged (by the holder or by the issuer) into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Portfolio Fund is called for redemption or conversion, the Portfolio Fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party.

Convertible securities generally have less potential for gain or loss than common stocks. Convertible securities generally provide yields higher than the underlying common stocks, but generally lower than comparable non-convertible securities. Because of this higher yield, convertible securities generally sell at prices above their "conversion value," which is the current market value of the stock to be received upon conversion. The difference between this conversion value and the price of convertible securities will vary over time depending on changes in the value of the underlying common stocks and interest rates. When the underlying common stocks decline in value, convertible securities will tend not to decline to the same extent because of the interest or dividend payments and the repayment of principal at maturity for certain types of convertible securities.

Counterparty Arrangements

In selecting counterparties to transactions in which the Portfolio Funds will engage, including but not limited to, currency hedging transactions and borrowings under lines of credit it may have in place, a Manager typically has the authority to and will consider a variety of factors in addition to the price associated with such transactions. Considerations may include, but are not limited to: (a) the ability of the counterparty to (i) provide other products and services, (ii) accept certain types of collateral and provide multiple products or services linked to such collateral or (iii) execute transactions efficiently and (b) the counterparty's facilities, reliability and financial responsibility. If a Manager determines that the counterparty's transaction costs are reasonable overall, the Portfolio Funds may incur higher transaction costs than they would have paid had another counterparty been used.

To the extent that the Portfolio Funds engage in principal transactions, including, but not limited to, forward currency transactions, swap transactions, repurchase and reverse repurchase agreements and the purchase and sale of bonds and other fixed income securities, they must rely on the creditworthiness of their counterparties under such transactions. In certain instances, the credit risk of a counterparty is increased by the lack of a central clearing house for certain transactions including swap contracts. In the event of the insolvency of a counterparty, the Portfolio Funds may not be able to recover their assets, in full or at all, during the insolvency process. Counterparties to investments may have no obligation to make markets in such investments and may have the ability to apply essentially discretionary margin and credit requirements. Similarly, the Fund will be subject to the risk of bankruptcy of, or the inability or refusal to perform with respect to such investments by, the counterparties with which they deal. A Manager will seek to minimize the Fund's exposure to counterparty risk by entering into such transactions with counterparties a Manager believes to be creditworthy at the time they enter into the transaction. Certain transactions may require the Portfolio Funds to provide collateral to secure their performance obligations under a contract.

Derivatives

Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by a Portfolio Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular derivative and the portfolio of the Portfolio Fund as a whole. Derivatives permit a Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential effect on the performance of a Portfolio Fund. If a Portfolio Fund invests in derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Portfolio Fund or result in a loss. A Portfolio Fund also could experience losses if derivatives are poorly correlated with its other investments, or if the Portfolio Fund is unable to liquidate the position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

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Distressed Securities

Distressed securities are securities of issuers in weak financial condition, experiencing poor operating results, having substantial financial needs or negative net worth, facing special competitive or product obsolescence problems, or issuers that are involved in bankruptcy or reorganization proceedings. Investments of this type involve substantial financial and business risks that can result in substantial or total losses. The Portfolio Funds may incur additional expenses to the extent they are required to seek recovery upon a default in the payment of principal of or interest on their portfolio holdings. Among the risks inherent in investments in a troubled entity is the fact that it frequently may be difficult to obtain information as to the true financial condition of such issuer. Such investments also face the risk of the effects of applicable federal and state bankruptcy laws. In any reorganization or liquidation proceeding relating to a portfolio company, the Portfolio Funds may lose their entire investment or may be required to accept cash or securities with a value less than their original investment. The market prices of such securities are also subject to abrupt and erratic market movements and above average price volatility and the spread between the bid and offer prices of such securities may be greater than normally expected. It may take a number of years for the market price of such securities to reflect their intrinsic value. Such securities are also more likely to be subject to trading restrictions or suspensions. It is anticipated that some of the portfolio securities held by the Fund may not be widely traded, and that the Fund's position in such securities may be substantial in relation to the market for those securities. The Managers' judgments about the credit quality of the issuer and the relative value of its securities may prove to be wrong.

Dollar Roll Transactions

Dollar roll transactions involve the risk that the market value of the securities the Fund is required to purchase may decline below the agreed upon repurchase price of those securities. If the broker/dealer to whom a Portfolio Fund sells securities becomes insolvent, the Portfolio Fund's right to purchase or repurchase securities may be restricted. Successful use of dollar rolls may depend upon a Managers ability to predict correctly interest rates and prepayments. There is no assurance that dollar rolls can be successfully employed.

Emerging Market Securities

Investments in securities and currencies traded in various markets throughout the world, including emerging or developing markets are particularly speculative and entail all of the risks of investing in non-U.S. Investments but to a heightened degree. "Emerging market" countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Particularly in developing countries, laws governing transactions in securities, commodities, derivatives and securities indices and other contractual relationships are new and largely untested. Investments in emerging markets may, among other things, carry the risks of less publicly available information, more volatile markets, less strict securities market regulation, less favorable tax provisions, a greater likelihood of severe inflation, unstable currency, war and expropriation of personal property, inadequate investor protection, contradictory legislation, incomplete, unclear and changing laws, ignorance or breaches of regulations on the part of market participants, lack of established or effective avenues for legal redress, lack of standard practices and confidentiality customs characteristic of developed markets, and lack of enforcement of existing regulations. Hence, it may be difficult to obtain and enforce a judgment in certain emerging countries. There can be no assurance that this difficulty in protecting and enforcing rights will not have a material adverse effect on the Portfolio Funds and their operations. In addition, certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors. There is also the possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds or other assets, political changes, government regulation, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or the value of investments in those countries. In addition, regulatory controls and corporate governance of companies in emerging markets confer little protection on minority shareholders. Anti-fraud and anti-insider trading legislation is often rudimentary. The concept of fiduciary duty to shareholders by officers and directors is also limited when compared to such concepts in developed markets. In certain instances management may take significant actions without the consent of shareholders and anti-dilution protection also may be limited. The typically small or relatively small size of markets for securities of issuers located in emerging market countries and the possibility of a low or non-existent volume of trading in those securities may also result in a lack of liquidity and increased price volatility of those securities, which may reduce the return on such investments.

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Equity Securities

The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Equity securities fluctuate for several reasons, including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Fixed Income Securities

The value of fixed income securities can be affected by the credit quality of the issuer and interest rate fluctuations. When interest rates decline, the value of fixed rate securities can be expected to rise. Conversely, when interest rates rise, the value of fixed rate securities can be expected to decline. Recent adverse conditions in the credit markets may cause interest rates to rise. Although changes in prevailing interest rates can be expected to cause some fluctuations in the value of floating rate securities (due to the fact that rates only reset periodically), the values of these securities are substantially less sensitive to changes in market interest rates than fixed rate instruments. Fluctuations in the value of the Portfolio Funds' securities will not affect interest income on existing securities, but will be reflected in the Portfolio Funds' NAV. The Portfolio Funds may utilize certain strategies, including taking positions in futures or interest rate swaps, for the purpose of reducing the interest rate sensitivity of the portfolio and decreasing the Portfolio Funds' exposure to interest rate risk, although there is no assurance that they will do so or that such strategies will be successful.

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The prices of fixed-income securities which may be held by the Portfolio Funds tend to be sensitive to interest rate fluctuations and unexpected fluctuations in interest rates could cause the corresponding prices of the long and short portions of a position to move in directions which were not initially anticipated. Interest rates are highly sensitive to factors beyond the Managers' control, including, among others, governmental monetary and tax policies and domestic and international economic and political conditions. In the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may be expected to affect adversely the Portfolio Funds' liquidity and operating results. In addition, interest rate increases generally will increase the interest carrying costs to the Fund of borrowed securities and leveraged investments or the cost of leverage for the Portfolio Funds. Furthermore, to the extent that interest rate assumptions underlie the hedging of a particular position, fluctuations in interest rates could invalidate those underlying assumptions and expose the Portfolio Funds to losses.

Foreign Currency

The Portfolio Funds may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies). Although foreign exchange dealers generally do not charge a fee for such conversions, they do realize a profit based on the difference between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency at one rate, while offering a lesser rate of exchange should the counterparty desire to resell that currency to the dealer. Forward contracts are customized transactions that require a specific amount of a currency to be delivered at a specific exchange rate on a specific date or range of dates in the future. Forward contracts are generally traded in an interbank market directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated currency exchange.

Because the Portfolio Funds may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and therefore may affect the value of securities denominated in such currencies, which means that the Portfolio Funds' NAV could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. The Advisor may, but are not required to, elect for the Portfolio Funds to seek to protect themselves from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on the transferability, repatriation or convertibility of currency.

The Portfolio Funds may invest in securities and currencies traded in various markets throughout the world, including emerging or developing markets, some of which are highly controlled by governmental authorities. Such investments are particularly speculative and entail all of the risks of investing in non-U.S. investments but to a heightened degree. "Emerging market" countries generally include every nation in the world except developed countries, that is, the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Particularly in developing countries, laws governing transactions in securities, commodities, derivatives and securities indices and other contractual relationships are new and largely untested. Investments in emerging markets may, among other things, carry the risks of less publicly available information, more volatile markets, less strict securities market regulation, less favorable tax provisions, a greater likelihood of severe inflation, unstable currency, war and expropriation of personal property, inadequate investor protection, contradictory legislation, incomplete, unclear and changing laws, ignorance or breaches of regulations on the part of market participants, lack of established or effective avenues for legal redress, lack of standard practices and confidentiality customs characteristic of developed markets, and lack of enforcement of existing regulations.

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Foreign Securities

Securities of non-U.S. issuers and the governments of non-U.S. countries involve special risks not usually associated with investing in securities of U.S. companies or the U.S. government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of the imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict the Portfolio Funds' investment opportunities. In addition, because non-U.S. entities are not subject to uniform accounting, auditing, and financial reporting standards, practices and requirements comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about a non-U.S. company than a U.S. company. There is also less regulation, generally, of the securities markets in many foreign countries than there is in the U.S., and such markets may not provide the same protections available in the U.S. With respect to certain countries, there may be the possibility of political, economic or social instability, the imposition of trading controls, import duties or other protectionist measures, various laws enacted for the protection of creditors, greater risks of nationalization or diplomatic developments which could materially adversely affect the Fund's investments in those countries. Furthermore, individual economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payments position. A Portfolio Fund's investment in non-U.S. countries may also be subject to withholding or other taxes, which may be significant and may reduce the Portfolio Fund's returns.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the U.S. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Investment in sovereign debt obligations of non-U.S. governments involves additional risks not present in debt obligations of corporate issuers and the U.S. government. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and the Fund may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

The aftermath of the war in Iraq, instability in Afghanistan, Pakistan and the Middle East and terrorist attacks in the United States and around the world may result in market volatility, may have long-term effects on the United States and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Managers do not know how long the securities markets may be affected by these events and cannot predict the effects of the occupation or similar events in the future on the U.S. economy and securities markets.

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The Portfolio Funds may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Portfolio Funds will be investing, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out their duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which they are invested.

Forward Contracts

Forward contracts are the purchase or sale of a specific quantity of a commodity, government security, foreign currency, or other financial instrument at the current or spot price, with delivery and settlement at a specified future date. Because it is a completed contract, a purchase forward contract can be a cover for the sale of a futures contract. The Portfolio Funds may enter into forward contracts for hedging purposes and non-hedging purposes (i.e., to increase returns). Forward contracts are transactions involving the Portfolio Funds' obligation to purchase or sell a specific instrument at a future date at a specified price. Forward contracts may be used by the Portfolio Funds for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Manager anticipates purchasing or selling a foreign security. For example, this technique would allow a Portfolio Fund to "lock in" the U.S. dollar price of the security for the Portfolio Fund. Forward contracts may also be used to attempt to protect the value of the Portfolio Funds' existing holdings of foreign securities. Forward contracts may also be used for non-hedging purposes to pursue the Portfolio Funds' investment objective, such as when Managers anticipate that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Funds' portfolio. There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

Futures

In purchasing a futures contract, the buyer agrees to purchase a specified underlying instrument at a specified future date. In selling a futures contract, the seller agrees to sell a specified underlying instrument at a specified future date. The price at which the purchase and sale will take place is fixed when the buyer and seller enter into the contract. Some currently available futures contracts are based on specific securities, such as U.S. Treasury bonds or notes, and some are based on indices of securities prices, such as the Standard & Poor's 500 SM Index (S&P 500 ®). Futures can be held until their delivery dates, or can be closed out before then if a liquid market is available.

The value of a futures contract tends to increase and decrease in tandem with the value of its underlying instrument. Therefore, purchasing futures contracts will tend to increase a fund's exposure to positive and negative price fluctuations in the underlying instrument, much as if it had purchased the underlying instrument directly. When a fund sells a futures contract, by contrast, the value of its futures position will tend to move in a direction contrary to the market. Selling futures contracts, therefore, will tend to offset both positive and negative market price changes, much as if the underlying instrument had been sold.

High Yield Securities

High yield securities are particularly risky investments that also may offer the potential for correspondingly high returns. As a result, the Portfolio Funds may lose all or substantially all of their investment in any particular instance, which would have an adverse effect on the Fund and its Shareholders. In addition, there is no minimum credit standard which is a prerequisite to the Portfolio Funds' acquisition of any security, and the debt securities in which the Portfolio Funds are permitted to invest may be less than investment grade and may be considered to be "junk bonds." Securities in the non-investment grade categories are subject to greater risk of loss of principal and interest than higher rated securities and may be considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They may also be considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Adverse publicity and negative investor perception about these lower-rated securities, whether or not based on an analysis of the fundamentals with respect to the relevant issuers, may contribute to a decrease in the value and liquidity of such securities. In addition, because investors generally perceive that there are greater risks associated with non-investment grade securities, the yields and prices of such securities may fluctuate more than those for higher-rated securities. The market for non-investment grade securities may be smaller and less active than that for higher-rated securities, which may adversely affect the prices at which these securities can be sold. In addition, the Portfolio Funds may invest in debt securities which may be unrated by a recognized credit rating agency which are subject to greater risk of loss of principal and interest than higher-rated debt securities.

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Securities in which the Portfolio Funds may invest may rank junior to other outstanding securities and obligations of the issuer, all or a significant portion of whose debt securities may be secured by all or substantially all of the issuer's assets. Moreover, the Portfolio Funds may invest in debt securities which are not protected by financial covenants or limitations on additional indebtedness. The Portfolio Funds may therefore be subject to credit, liquidity and interest rate risks. In addition, evaluating credit risk for debt securities involves uncertainty because credit rating agencies throughout the world have different standards, making comparison across countries difficult. Also, the market for credit spreads is often inefficient and illiquid, making it difficult to hedge such risk or to calculate accurately discounting spreads for valuing financial instruments.

Illiquid Investments

Investments held by the Portfolio Funds may be or become illiquid which may affect the ability of the Portfolio Funds to exit such investments and the returns made by the Portfolio Funds. Such illiquidity may result from various factors, such as the nature of the instrument being traded, or the nature and/or maturity of the market in which it is being traded, the size of the position being traded, or because there is no established market for the relevant securities. Even where there is an established market, the price and/or liquidity of instruments in that market may be materially affected by certain factors. Securities and commodity exchanges typically have the right to suspend or limit trading in any instrument traded on that exchange. It is also possible that a governmental authority may suspend or restrict trading on an exchange or in particular securities or other instruments traded. A suspension could render it difficult for the Portfolio Funds to liquidate positions and thereby might expose the Portfolio Funds to losses.

The market prices, if any, for such illiquid investments tend to be volatile and may not be readily ascertainable and the Portfolio Funds may not be able to sell them when they desire to do so or to realize what they perceive to be their fair value in the event of a sale. Because of valuation uncertainty, the fair values of such illiquid investments reflected in the NAV of the Portfolio Funds attributable to such investment may not necessarily reflect the prices that would actually be obtained by the Portfolio Funds when such investments are realized. If the realization occurs at a price that is significantly lower than the NAV attributable to such investment, the Portfolio Funds will suffer a loss. Moreover, securities in which the Portfolio Funds may invest include those that are not listed on a stock exchange or traded in an over-the-counter market. As a result of the absence of a public trading market for these securities, they may be less liquid than publicly traded securities. The size of the Portfolio Funds' position may magnify the effect of a decrease in market liquidity for such instruments. Changes in overall market leverage, deleveraging as a consequence of a decision by the counterparties with which the Portfolio Funds enter into repurchase/reverse repurchase agreements or derivative transactions to reduce the level of leverage available, or the liquidation by other market participants of the same or similar positions, may also adversely affect the Portfolio Funds' portfolio.

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The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. The Portfolio Funds may encounter substantial delays in attempting to sell non-publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Fund. In some cases, the Fund may be contractually prohibited from disposing of investments for a specified period of time. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Further, companies whose securities are not publicly traded are not subject to the disclosure and other investor protection requirements which would be applicable if their securities were publicly traded.

Insolvency Considerations with Respect to Issuers of Indebtedness

Various laws enacted for the protection of creditors may apply to indebtedness in which the Portfolio Funds invest. The information in this and the following paragraph is applicable with respect to U.S. issuers subject to U.S. federal bankruptcy law. Insolvency considerations may differ with respect to other issuers. If, in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of indebtedness, a court were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness and that, after giving effect to such indebtedness, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness as a fraudulent conveyance, to subordinate such indebtedness to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts was then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the issuer was "insolvent" after giving effect to the incurrence of the indebtedness in which the Fund invested or that, regardless of the method of valuation, a court would not determine that the issuer was "insolvent" upon giving effect to such incurrence. In addition, in the event of the insolvency of an issuer of indebtedness in which the Fund invests, payments made on such indebtedness could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year) before insolvency. In general, if payments on indebtedness are avoidable, whether as fraudulent conveyances or preferences, such payments can be recaptured from the Portfolio Fund to which such payments were made.

Fund Liquidation Risk

Unknown issues may arise surrounding the liquidation of the Fund. The planned liquidation of the Fund will cause the Fund to increase its cash holdings and deviate from its investment objectives and strategies as stated in the Fund's Prospectus. Fund assets may have to may have to be liquidated at disadvantageous times or prices. Shareholders will bear the transaction costs and other costs associated with the liquidation. As a result of these costs, as well as potential market movements, Shareholders may receive less than today’s net asset value per Share. Because of market, economic, liquidity of certain Fund holdings or other factors could result in the final liquidations being in 2023 or 2024.

Material, Non-Public Information

From time to time, the Managers may come into possession of confidential or material, non-public information that would limit the ability of the Portfolio Funds to acquire or dispose of investments held by the Portfolio Funds. The Portfolio Funds' investment flexibility may be constrained as a consequence of the inability of a Manager to use such information for investment purposes. Moreover, a Manager may acquire confidential or material, non-public information or be restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when the Manager would otherwise take such an action.

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Mortgage-Backed Securities

Mortgage-backed securities are mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities ("SMBS") and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-related securities may expose a Portfolio Fund to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-related security, the volatility of the security can be expected to increase. The value of these securities may fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

One type of SMBS has one class receiving all of the interest from the mortgage assets (the interest-only, or "IO" class), while the other class will receive all of the principal (the principal-only, or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on the yield to maturity from these securities.

The Portfolio Funds may invest in collateralized debt obligations ("CDOs"), which include collateralized bond obligations ("CBOs"), collateralized loan obligations ("CLOs") and other similarly structured securities. CBOs and CLOs are types of asset-backed securities. A CBO is a trust which is backed by a diversified pool of high risk, below investment grade fixed income securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. Certain Portfolio Funds may invest in other asset-backed securities that have been offered to investors.

New Issue Investments

The rules of Financial Industry Regulatory Authority ("FINRA") regulate securities firms' activities related to the sale of "new issues" (as defined under applicable FINRA rules) to investment funds if "restricted" persons (generally, people engaged in the securities industry) hold beneficial interests in such investment funds. As a result, to comply with FINRA Rules, where the Portfolio Funds participate in new issues, the Portfolio Funds may only invest where restricted persons' participation in the gains or losses from such investments is limited. Alternatively, the Portfolio Funds may, in the Managers' absolute discretion, elect not to participate in new issues. As a result, all of the Shareholders would be unable to participate in profits attributable to investments in new issues, even where certain Shareholders would not otherwise be so restricted.

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Options

By purchasing a put option, the purchaser obtains the right (but not the obligation) to sell the option's underlying instrument at a fixed strike price. In return for this right, the purchaser pays the current market price for the option (known as the option premium). Options have various types of underlying instruments, including specific securities, indices of securities prices, and futures contracts. The purchaser may terminate its position in a put option by allowing it to expire or by exercising the option. If the option is allowed to expire, the purchaser will lose the entire premium. If the option is exercised, the purchaser completes the sale of the underlying instrument at the strike price. A purchaser may also terminate a put option position by closing it out in the secondary market at its current price, if a liquid secondary market exists.

The buyer of a typical put option can expect to realize a gain if security prices fall substantially. However, if the underlying instrument's price does not fall enough to offset the cost of purchasing the option, a put buyer can expect to suffer a loss (limited to the amount of the premium, plus related transaction costs).

The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price. A call buyer typically attempts to participate in potential price increases of the underlying instrument with risk limited to the cost of the option if security prices fall. At the same time, the buyer can expect to suffer a loss if security prices do not rise sufficiently to offset the cost of the option.

The writer of a put or call option takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the writer assumes the obligation to pay or receive the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. The writer may seek to terminate a position in a put option before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for a put option, however, the writer must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes. When writing an option on a futures contract, a fund will be required to make margin payments to a Futures Commission Merchant for futures contracts.

If security prices rise, a put writer would generally expect to profit, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the writer will also profit, because it should be able to close out the option at a lower price. If security prices fall, the put writer would expect to suffer a loss. This loss should be less than the loss from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline.

Writing a call option obligates the writer to sell or deliver the option's underlying instrument, in return for the strike price, upon exercise of the option. The characteristics of writing call options are similar to those of writing put options, except that writing calls generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer mitigates the effects of a price decline. At the same time, because a call writer must be prepared to deliver the underlying instrument in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in security price increases.

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Private Securities

There are special risks associated with investing in preferred securities, including:

•	Deferral: Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Portfolio Funds own a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

•	Subordination: Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity: Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

•	Limited Voting Rights: Generally, preferred security holders (such as the Portfolio Funds) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer's board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights. In the case of trust preferred securities, holders generally have no voting rights, except if (i) the issuer fails to pay dividends for a specified period of time or (ii) a declaration of default occurs and is continuing.

•	Special Redemption Rights: In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by certain changes in federal income tax or securities laws. As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by the Portfolio Funds.

•	New Types of Securities: From time to time, preferred securities, including hybrid-preferred securities, have been, and may in the future be, offered having features other than those described herein. Since the market for these instruments would be new, the Portfolio Funds may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility.

Private Equity

Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions. The Fund may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise dispose of its interests in a private equity fund, nor may the Fund withdraw from such fund, without the consent of the general partner of the fund, which consent may be withheld in the general partner's sole discretion. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Due to recent market conditions, however, the availability of such financing has been reduced dramatically, limiting the ability of private equity to obtain the required financing. Securities issued by private partnerships may be more illiquid than securities issued by other Portfolio Funds generally, because the partnerships' underlying investments tend to be less liquid than other types of investments. Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions. The Fund may not sell, transfer, exchange, assign, pledge, hypothecate or otherwise dispose of their interests in a private equity fund, nor may the Fund withdraw from such fund, without the consent of the general partner of the fund, which consent may be withheld in the general partner's sole discretion. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Due to recent market conditions, however, the availability of such financing has been reduced dramatically, limiting the ability of private equity to obtain the required financing.

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Real Estate

The residential housing sector in the United States has been under considerable pressure during the past several years with home prices nationwide down significantly on average. Residential mortgage delinquencies and foreclosures have increased over this time and have, in turn, led to widespread selling in the mortgage-related market and put downward pressure on the prices of many securities. In addition, the commercial real estate sector in the United States has been under pressure with prices down significantly on average. Accordingly, the recent instability in the credit markets may adversely affect the price at which REITs and real estate funds can sell real estate because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce returns from REITs and real estate funds or reduce the number of REITs and real estate funds brought to market during the investment period, thereby reducing the Fund's investment opportunities. Properties in which REITs and real estate funds invest may suffer losses due to declining rental income and higher vacancy rates, which may reduce distributions to the Fund and reduce the value of the underlying properties.

REITs and real estate funds are subject to risks associated with the ownership of real estate, including terrorist attacks, war or other acts that destroy real property (in addition to market risks, such as the recent events described above). Some REITs and real estate funds may invest in a limited number of properties, in a narrow geographic area, or in a single property type, which increases the risk that such REIT or real estate fund could be unfavorably affected by the poor performance of a single investment or investment type. These companies are also sensitive to factors such as changes in real estate values and property taxes, interest rates, cash flow of underlying real estate assets, supply and demand, and the management skill and creditworthiness of the issuer. Borrowers could default on or sell investments that a REIT or a real estate fund holds, which could reduce the cash flow needed to make distributions to investors. In addition, REITs may also be affected by tax and regulatory requirements in that a REIT may not qualify for preferential tax treatments or exemptions. REITs require specialized management and pay management expenses. Securities issued by private partnerships in real estate may be more illiquid than securities issued by other investment funds generally, because the partnerships' underlying real estate investments may tend to be less liquid than other types of investments.

Repurchase Agreements

Repurchase agreements are agreements under which the Fund or a Portfolio Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or Portfolio Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund or Portfolio Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or Portfolio Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

Reverse Repurchase Agreements

Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund or a Portfolio Fund. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Fund's a Portfolio Fund's investment portfolio. The Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest.

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Securities Lending

The Portfolio Funds may lend their portfolio securities to brokers, dealers and financial institutions. In general, these loans will be secured by collateral (consisting of cash, government securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Portfolio Funds would be entitled to payments equal to the interest and dividends on the loaned security and could receive a premium for lending the securities. Lending portfolio securities results in income to the Portfolio Funds.

Swaps

Swap agreements include equity, interest rate, index, currency rate, total return and other types of agreements. The transactions are entered into in an attempt to obtain a particular return without the need to actually purchase the reference asset. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors. Depending on their structure, swap agreements may increase or decrease the Portfolio Funds' exposure to long-term or short-term interest rates (in the U.S. or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices, baskets of securities, or inflation rates.

Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount" (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate) in a particular foreign currency, or in a "basket" of securities representing a particular index.

In a credit default swap, the credit default protection buyer makes periodic payments, known as premiums, to the credit default protection seller. In return the credit default protection seller will make a payment to the credit default protection buyer upon the occurrence of a specified credit event. A credit default swap can refer to a single issuer or asset, a basket of issuers or assets or index of assets, each known as the reference entity or underlying asset. A fund may act as either the buyer or the seller of a credit default swap.

A Portfolio Fund may buy or sell credit default protection on a basket of issuers or assets, even if a number of the underlying assets referenced in the basket are lower-quality debt securities. In an unhedged credit default swap, a fund buys credit default protection on a single issuer or asset, a basket of issuers or assets or index of assets without owning the underlying asset or debt issued by the reference entity. Credit default swaps involve greater and different risks than investing directly in the referenced asset, because, in addition to market risk, credit default swaps include liquidity, counterparty and operational risk.

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Credit default swaps allow a fund to acquire or reduce credit exposure to a particular issuer, asset or basket of assets. If a swap agreement calls for payments by the fund, the fund must be prepared to make such payments when due. If the fund is the credit default protection seller, the fund will experience a loss if a credit event occurs and the credit of the reference entity or underlying asset has deteriorated. If the fund is the credit default protection buyer, the fund will be required to pay premiums to the credit default protection seller.

Warrants and Rights

Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

When-Issued and Forward Commitment Securities

"When-issued" basis and may purchase or sell securities on a "forward commitment" basis for hedging or speculative purposes are transactions involve a commitment by the Portfolio Funds to purchase or sell securities at a future date (ordinarily at least one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Funds. When-issued securities and forward commitments may be sold prior to the settlement date. If the Portfolio Funds dispose of their right to acquire a when-issued security prior to their acquisition or dispose of their right to deliver or receive against a forward commitment, they may incur a gain or loss.

REPURCHASES OF SHARES

Repurchase Offers

As discussed in the Prospectus, offers to repurchase Shares are made by the Fund at such times and on such terms as may be determined by the Fund's Board of Trustees (the "Board"), in its sole discretion in accordance with the provisions of applicable law. In determining whether the Fund should repurchase Shares from shareholders of the Fund ("Shareholders") pursuant to written tenders, the Fund's Board will consider the recommendation of the Advisor. The Board also will consider various factors, including but not limited to those listed in the prospectus, in making its determinations.

The Board will cause the Fund to make offers to repurchase Shares from Shareholders pursuant to written tenders only on terms it determines to be fair to the Fund and to all Shareholders of the Fund. When the Board determines that the Fund will repurchase Shares, notice will be provided to each Shareholder of the Fund by mail or through an advertisement published in a newspaper describing the terms thereof, and containing information Shareholders should consider in deciding whether and how to participate in such repurchase opportunity. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain an estimated net asset value of their Shares (which is calculated once a month at month-end) from ALPS Fund Services, Inc., the administrator for the Fund, during such period. If a repurchase offer is oversubscribed by Shareholders, the Fund may repurchase only a pro rata portion of the Shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

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Payment for repurchased Shares may require the Fund to liquidate some of its portfolio holdings earlier than the Advisor would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. The Advisor intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Shares.

As noted in the prospectus, the Agreement and Declaration of Trust grants the Board the authority to repurchase the Shares, or any portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, under certain circumstances and consistent with the federal securities laws.

In the event that the Board determines that the Fund should, without the additional consent of the Shareholder, repurchase the Shares of such Shareholder, or any person acquiring Shares from or through the Shareholder, such repurchases will be subject to the following repurchase procedures unless otherwise determined by the Board from time to time:

•	If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each Shareholder a tender offer or publish a summary advertisement in a newspaper that explains the terms and conditions of the tender offer. This tender offer will be sent to Shareholders or published at least 20 Business Days prior to the date on which the Shareholder must notify the Fund that the Shareholder has elected to tender Shares to the Fund.

•	A Shareholder choosing to tender Shares for repurchase must do so within the Notice Date Period, which generally will be between 115 to 95 calendar days prior to the Valuation Date, which is generally expected to be the last Business Day of March, June, September or December. Shares or portions of them will be valued as of the Valuation Date. This means, for example, that the Notice Date Period for a tender offer having a December 31 Valuation Date would be between September 7 and September 27.

•	Promptly after the Notice Date Period, the Fund will issue to each Shareholder whose Shares (or portion of them) have been accepted for repurchase a repurchase instrument (the "Repurchase Instrument"), which will be held by an agent of the Fund, entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date (the "Payment Amount"), of the repurchased Shares.

•	The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable. A Shareholder who receives a Repurchase Instrument (the "Payee") shall retain all rights, with respect to tendered Shares, to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund until the payment date. Except as otherwise provided in the Repurchase Instrument, such Payee shall not be a Shareholder of the Fund and shall have no other rights (including, without limitation, any voting rights) under the Fund's Agreement and Declaration of Trust. For purposes of calculating the value of the repurchased Shares, the amount payable to the Payee will take into account and include all Fund income, gains, losses, deductions and expenses that the Payee would have been allocated for tax and book purposes had the Payee remained the owner of the repurchased Shares until the Valuation Date. If the Fund is liquidated or dissolved prior to the original Valuation Date, the Valuation Date shall become the date on which the Fund is liquidated or dissolved and the value of the repurchased Shares will be calculated in accordance with the foregoing sentence.

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•	The initial payment (the "Initial Payment") with respect to the Repurchase Instrument will be made in an amount equal to 100% of the estimated value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) approximately the 35th day after the Valuation Date, or (2) in the sole discretion of the Board of the Fund, if the Fund had requested withdrawals of its capital from any Portfolio Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 90% of the aggregate amount so requested to be withdrawn by the Fund from the Portfolio Funds.

•	The second and final payment (the "Final Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the Repurchase Instrument (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund's financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Advisor anticipates that the annual audit of the Fund's financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•	Although the amounts required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Portfolio Funds of securities listed on a national securities exchange that the Fund cannot liquidate itself prior to making the distribution.

Transfers of Shares

A Shareholder may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including without limitation through any swap, structured note or any other derivative transaction) of all or any of its Shares, including, without limitation, any portion of an Share (such as a right to distributions), to any person (collectively a "Transfer" and each a "Transferee"), except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of such Shareholder or a Transfer that is effected with the express written consent of the Board, which consent may be withheld in its sole and absolute discretion. No assignee, purchaser or Transferee may be admitted as a substitute Shareholder, except with the written consent of the Board, which consent may be given or withheld in its sole and absolute discretion. No Transfer will be permitted unless the Board of the Fund concludes that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation for U.S. federal income tax purposes. Any Transfer made or purported to be made that is in violation of the Fund's Agreement and Declaration of Trust shall be void and of no effect. To the extent any Shareholder, Transferee or successor Shareholder is purported to have transferred any economic interest in the Fund in violation of such Fund's Agreement and Declaration of Trust, the Fund shall not recognize such action and the Board may terminate all or any part of the Share of such Shareholder, Transferee or successor Shareholder at no value or such value as the Board determines in its sole and absolute discretion and the Shareholder, Transferee or successor Shareholder will forfeit all or such portion of its capital account in connection with such termination as determined by the Advisor in connection therewith.

With respect to a Repurchase Instrument, a Shareholder may not Transfer all or any portion of the Repurchase Instrument to any person, except for a Transfer that is effected solely by operation of law pursuant to the death, bankruptcy or dissolution of the Shareholder or a Transfer that is effected with the written consent of the Board, which consent may be given or withheld in the Board's sole and absolute discretion.

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 The Board has delegated its decision making authority on Transfers to officers of the Fund and the Advisor. However, such delegation is subject to revocation by the Board at any time.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board has overall responsibility for monitoring and overseeing the Fund's investment program and its management and operations. Any vacancy on the Board may be filled by the remaining Trustees of such Board, except to the extent the 1940 Act requires the election of Trustees by the shareholders. There are four Trustees on the Board, a majority of whom are Independent Trustees. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the directors of an investment company organized as a corporation and registered under the 1940 Act. To the extent permitted by the 1940 Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, any person, including without limitation, the officers of the Fund, the Advisor or any committee of a Board. Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for Shares as members, subject to the eligibility requirements described in this Prospectus.

Each Trustee serves for an indefinite term or until he or she reaches mandatory retirement age as established by the Board or in the event of death, resignation, removal, bankruptcy, adjudicated incompetence or other incapacity to perform the duties of the office. The Board appoints officers of the Fund who are responsible for the Fund's day-to-day business decisions based on policies set by the Board. The officers serve at the pleasure of the Board.

The Fund seeks as Trustees individuals of distinction and experience in business and finance, government service or academia. In determining that a particular Trustee was and continues to be qualified to serve as Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. Based on a review of the experience, qualifications, attributes or skills of each Trustee, including those enumerated in the table below, the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund. In addition, the Board believes that, collectively, the Trustees have a balanced and diverse experience, qualifications, attributes, and skills that allow the Board to operate effectively in governing the Fund and protecting the interests of shareholders.

The table below shows, for each Trustee and executive officer, his or her full name, age, the position held with the Fund, the length of time served in that position, his or her principal occupations during the last five years, the number of portfolios in the Fund Complex (as defined herein) overseen by the Trustee, and other public directorships held by such Trustee. The business address of the Fund is 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office(2) And Length of Time Served as a Trustee	Principal Occupation(s) During Past Five Years and Other Relevant Qualifications(3)	Number of Morgan Creek- Advised Funds Overseen by Trustee	Other Public Company Directorships Held by Trustee in the Past Five Years
INDEPENDENT TRUSTEES
Michael S. McDonald 1966	Trustee	Since 2010	Vice President of McDonald Automotive Group (automobile franchises) since 1989.	1	None
Sean S. Moghavem 1964	Trustee	Since 2010	President of Archway Holdings Corp. since prior to 2010 to present; President of URI Health and Beauty LLC since prior to 2010 to present; President of Archway Holdings – Wilmed LLC from April 2008 to present.	1	None
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Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office(2) And Length of Time Served as a Trustee	Principal Occupation(s) During Past Five Years and Other Relevant Qualifications(3)	Number of Morgan Creek- Advised Funds Overseen by Trustee	Other Public Company Directorships Held by Trustee in the Past Five Years
INTERESTED TRUSTEES(4)
Mark W. Yusko 1963	Trustee Chairman President	Since 2010	Mr. Yusko is Chief Investment Officer and Chief Executive Officer of Morgan Creek Capital Management, LLC since July 2004 and Chief Investment Officer, Hatteras Core Alternatives Funds, since 2005. Previously, Mr. Yusko served as President and Chief Executive Officer for UNC Management Co., LLC from January 1998 through July 2004, where he was responsible for all areas of investment management for the UNC Endowment and Affiliated Foundation Funds.	1	None
Joshua S. Tilley 1977	Trustee Principal	Since 2015	Mr. Tilley joined Morgan Creek Capital Management, LLC in July 2004 and services as Managing Director. Previously, Mr. Tilley served as an Associate for UNC Management Company, LLC from 2003-2004, where he was responsible for manager research and due diligence and overall portfolio strategy and tactical asset allocation decisions.	1	None
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(1)	The address for each of the Fund's Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

(2)	Trustees serve until their resignation, removal or death.

(3)	The information above includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, which led to the conclusion that each Trustee should serve as a Trustee for the Fund.

(4)	Mr. Yusko and Mr. Tilley are "interested persons," as defined in the 1940 Act, of the Fund based on their positions with Morgan Creek Capital Management, LLC and its affiliates.

OFFICERS

Name, Address(1) and Year of Birth	Position(s) Held With Fund	Length of Time Served	Principal Occupation(s) During Past Five Years
Mark B. Vannoy 1976	Treasurer	Since 2010	Mr. Vannoy joined Morgan Creek in January 2006 and serves as CFO, Funds. Prior to Morgan Creek, Mr. Vannoy worked at Nortel Networks, Ernst & Young, and KPMG both in the United States and Cayman Islands.
Taylor Thurman 1979	Chief Compliance Officer and Secretary	Since 2011	Mr. Thurman joined Morgan Creek in February 2006 and serves as COO – Investments.

(1)	The address for each of the Fund's officers is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

Share Ownership as of December 31, 2021

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Independent Trustees
Michael S. McDonald	$0	$0
Sean S. Moghavem	$0	$0
Interested Trustees	$0	$0
Mark W. Yusko	$0	$0
Joshua S. Tilley	$0	$0

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 The Board of the Fund operates using a system of committees to facilitate the timely and efficient consideration of all matters of importance to the Trustees, the Fund, and Fund's Shareholders, and to facilitate compliance with legal and regulatory requirements and oversight of the Fund's activities and associated risks. The Board has established two standing committees: (1) Audit Committee and (2) Governance and Nominating Committee. The Audit Committee and the Governance and Nominating Committee are comprised exclusively of Independent Trustees. Each committee charter governs the scope of the committee's responsibilities with respect to the oversight of the Fund. The responsibilities of each committee, including their oversight responsibilities, are described further below.

The Board has an Audit Committee comprised of Mr. McDonald and Mr. Moghavem, each of whom is an Independent Trustee. The primary purposes of the Board's Audit Committee are to assist the Board in fulfilling its responsibility for oversight of the integrity of the accounting, auditing and financial reporting practices of the Fund, the qualifications and independence of the Fund's independent registered public accounting firm, and the Fund's compliance with legal and regulatory requirements. The Audit Committee reviews the scope of the Fund's audit, accounting and financial reporting policies and practices and internal controls. The Audit Committee approves, and recommend to the Independent Trustees for their ratification, the selection, appointment, retention or termination of the Fund's independent registered public accounting firms. The Audit Committee also approves all audit and permissible non-audit services provided by the Fund's independent registered public accounting firms to its manager or advisor and any affiliated service providers if the engagement relates directly to the Fund's operations and financial reporting of the Fund. The Audit Committee met two times during the fiscal year ended March 31, 2022.

The Board has a standing Governance and Nominating Committee. The Governance and Nominating Committee is comprised of Mr. McDonald and Mr. Moghavem, each of whom is an Independent Trustee. The Governance and Nominating Committee is responsible for, among other things, recommending candidates to fill vacancies on the Board, scheduling and organization of Board meetings, evaluating the structure and composition of the Board and determining compensation of the Fund's Independent Trustees. The Governance and Nominating Committee may consider nominees recommended by a Shareholder. A Shareholder who wishes to recommend a nominee should send recommendations to the Fund's Secretary and must include:

•	The name of the Shareholder and evidence of the person's ownership of Shares in the Fund, including the number of Shares owned and the length of time of ownership; and

•	The name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Trustee of the Fund and the person's consent to be named as a Trustee if selected by the Governance and Nominating Committee and nominated by the Board.

Such recommendation must be accompanied by a written consent of each proposed candidate to being named as a nominee and to serve as a trustee if elected. The Shareholder's recommendation and information described above must be sent to the Morgan Creek Global Equity Long/Short Institutional Fund, 301 West Barbee Chapel Road, Chapel Hill, NC 27517. The Governance and Nominating Committee met one time during the fiscal year ended March 31, 2022.

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 Leadership Structure and Risk Management Oversight

The Board has chosen to select the same individual as Chairman of the Board of the Fund and as President of the Fund. Currently, Mr. Yusko, an Interested Trustee, serves as Chairman of the Board and President of the Fund. The Board believes that this leadership structure is appropriate since Mr. Yusko provides the Board with insight regarding the Fund's day-to-day management and overall operations which assist him in his role as Chairman of the Board. The Board does not have a lead Independent Director.

The Fund is subject to a number of risks, including investment, compliance, operational, and valuation risk, among others. The Board oversees these risks as part of its broader oversight of the Fund's affairs through various Board and committee activities. The Board has delegated management of the Fund to service providers who are responsible for the day-to-day management of risks applicable to the Fund. The Board oversees risk management for the Fund in several ways. The Board receives regular reports from both the chief compliance officer and administrator for the Fund, detailing the results of the Fund's compliance with their Board-adopted policies and procedures, the investment policies and limitations of the portfolios, and applicable provisions of the federal securities laws and Internal Revenue Code. As needed, the Advisor discusses management issues respecting the Fund with the Board, soliciting the Board's input on many aspects of management, including potential risks to the Fund. The Board's Audit Committee also receives reports on various aspects of risk that might affect the Fund and offers advice to management, as appropriate. The Trustees also meet in executive session with Board counsel, counsel to the Fund, the chief compliance officer and representatives of management, as needed. Through these regular reports and interactions, the Board helps to establish risk management parameters for the Fund, which are effected on a day-to-day basis by service providers to the Fund.

Summary of Trustees' Qualifications. Following is a summary of the experience, attributes and skills which qualify each Trustee to serve on the Board.

Michael S. McDonald: Mr. McDonald is an experienced business executive with experience in the automotive sales industry. He has served on the Board as well as other boards in the Fund Complex since in 2010 and possesses significant experience regarding the Fund Complex's operations and history.

Sean S. Moghavem: Mr. Moghavem is an experienced business executive with experience as an entrepreneur and private investor. He has served on the Board as well as other boards in the Fund Complex since 2010 and possesses significant experience regarding the Fund Complex's operations and history.

Mark W. Yusko: Mr. Yusko is an experienced business executive with over 25 years of experience in the investment management industry; his experience includes service as a principal, portfolio manager, analyst and consultant for foundations and private investment funds and as an investment banking analyst. He possesses significant experience regarding the Fund Complex's operations and history.

Joshua S. Tilley: Mr. Tilley is an experienced business executive with over 10 years of experience in the investment management industry; his experience includes service as a principal and provides assistance to the portfolio manager for foundations and private investment funds. He also has experience as an investment banking analyst. He possesses significant experience regarding the Fund Complex's operations and history.

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 Compensation of Trustees and Officers

Each Independent Trustee receives an annual retainer fee of $20,000 for serving the Fund. Trustees who are interested persons of the Trust do not receive any compensation from the Trust.

The Fund also reimburses Independent Trustees for travel and other out-of-pocket expenses incurred by them in connection with attending Board meetings. Interested Trustees receive no compensation or expense reimbursement from the Fund for their services as Trustees.

The following table shows aggregate compensation payable to each of the Fund's Trustees from the Fund and Fund Complex for the fiscal year ended March 31, 2022.

	Compensation(1)
Name of Trustee	Aggregate Compensation from the Fund	Aggregate Compensation From the Fund Complex(2)
Independent:
Michael S. McDonald	$30,000	$30,000
Sean S. Moghavem	$30,000	$30,000
Interested:
Mark W. Yusko	$0	$0
Joshua Tilley	$0	$0

(1)	Includes all amounts paid for serving as Trustee of the Fund, as well as for serving as Chairman of the Board and Chairman of a committee.

(2)	As of the date of this SAI, the Fund is the only registered investment company in the Fund Complex.

Control Persons and Principal Holders of Shares

As of July 8, 2022, the following shareholders owned more than 5% of the Fund’s shares:

Morgan Creek Global Equity Long/Short Institutional Fund – Class I
Name and Address	Percent Ownership
The Roy Cockrum Foundation c/o Foundation Source 55 Walls Drive Fairfield, CT 06824	39.03%
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Morgan Creek Global Equity Long/Short Institutional Fund – Class A
Name and Address	Percent Ownership
J. Pfetzing Revocable Trust Englewood, OH	28.35%
Private Trust Company FBO Customers 1422 Euclid Ave # 1130 Cleveland, OH 44115	21.22%
K. Modi & G. Modi Titusville, FL	16.69%
T. Kolich & J. Blansit Overland Park, KS	13.11%
A. Wynn Savannah, GA	11.25%
Azzi Living Trust Olathe, KS	9.37%

 Shareholders having more than 25% beneficial ownership of the Fund’s outstanding shares may be in control of the Fund and be able to affect the outcome of certain matters presented for a vote of shareholders.

Management Ownership

As of June 30, 2022, the Independent Trustees (and their respective immediate family members) did not beneficially own securities of the Advisor or the Distributor, or an entity controlling, controlled by or under common control with the Advisor or the Distributor (not including registered investment companies).

As of June 30, 2022, as a group, Trustees and officers owned 0% of the outstanding Shares in the Fund.

Advisory Agreements

The Advisory Agreement provides that the Fund will pay a monthly management fee in arrears calculated at an annual rate equal to 1.00% of the net assets of the Fund with respect to each class of shares as of the last day of each month.

The table below shows the management fees paid by the Fund for the following fiscal years:

Fiscal Year Ended:	Management Fee Paid	Management Fee Ratio	Management Fee Waived and/or Expenses Reimbursed	Net Management Fee
March 31, 2019	$360,151	1.00%	$(270,114)	$90,037
March 31, 2020	$270,649	1.00%	$(58,308)	$212,341
March 31, 2021	$245,637	1.00%	$0	$245,637
March 31, 2022	$244,197	1.00%	$0	$244,197

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 Information relating to the Board’s deliberations with respect to the approval of the Advisory Agreement is available in the Fund’s annual report to shareholders for the year ended March 31, 2022.

The Advisory Agreement had an initial term of two years, and continues in effect for successive periods of 12 months thereafter, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Fund's Board or the vote of a majority of the securities of the Fund at the time outstanding and entitled to vote (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated at any time, without the payment of any penalty, by the applicable Fund (upon the vote of a majority of such Fund's Board or a majority of the outstanding voting securities of such Fund) or by the Advisor, upon 60 days' written notice by a party to the other parties, which notice can be waived by the non-terminating parties. The Advisory Agreement will also terminate automatically in the event of its "assignment" (as such term is defined in the 1940 Act and the rules thereunder).

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations thereunder, the Advisor is not liable to the Fund or any of the Fund's shareholders for any act or omission by the Advisor in the supervision or management of their respective investment activities or for any loss sustained by the Fund or the Shareholders and provides for indemnification by the Fund of the Advisor under the Advisory Agreement and its directors, officers, employees, agents and control persons for liabilities incurred by them in connection with their services to the Fund, subject to certain limitations and conditions.

The Advisor will devote such time and effort to the business of the Fund as is reasonably necessary to perform its duties to the Fund. However, the services of the Advisor are not exclusive, and the Advisor provides similar services to other investment companies and other clients and may engage in other activities.

The Advisor also acts as servicing agent to the Fund ("Servicing Agent"), whereby it provides or procures certain investor servicing and administrative assistance. Investor servicing entails the provision of personal, continuing services to investors in the Fund. The Servicing Agent may, in turn, retain certain parties to act as sub-servicing agents to assist with investor servicing and administrative assistance. The Fund compensates the Servicing Agent for providing or procuring these services and, when the Servicing Agent employs sub-servicing agents, the Servicing Agent compensates such sub-servicing agents out of its own resources.

Portfolio Manager Compensation and Beneficial Ownership

Mr. Mark W. Yusko has significant day-to-day duties in the management of the Fund, including providing analysis and recommendations on asset allocation and Portfolio Fund selection. Mr. Yusko owns equity interests in the Advisor, which pays him a base salary and he may receive a bonus, and the Advisor is obligated to make distributions of profits to him, as well as the other members, on an annual basis.

Mr. Yusko did not own any shares of the Fund as of March 31, 2022.

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 Other Accounts Managed by the Portfolio Manager

The portfolio manager also manages other pooled investment vehicles and other accounts, as indicated below.

Other Accounts Managed by the Portfolio Manager as of March 31, 2022:

	Registered Investment Companies Managed by Portfolio Manager		Pooled Investment Vehicles Managed by Portfolio Manager		Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number	Total Assets (billions)	Number	Total Assets (billions)	Number	Total Assets (billions)
Mark W. Yusko	4	$0.04	37	$1.8	5	$0.28

Other Accounts Managed by the Portfolio Manager, Subject to Performance Fees, as of March 31, 2022:

	Registered Investment Companies Managed by Portfolio Manager		Pooled Investment Vehicles Managed by Portfolio Manager		Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number	Total Assets (billions)	Number	Total Assets (billions)	Number	Total Assets (billions)
Mark W. Yusko	0	$0.0	33	$1.8	1	$0.07

CONFLICTS OF INTEREST

The Advisor engages in other activities including managing the assets of various private funds and institutional accounts. In the ordinary course of business, the Advisor engages in activities in which the Advisor's interests or the interests of its clients may conflict with the interests of the Fund or its Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Advisor can give no assurance that any conflicts of interest will be resolved in favor of the Fund or its Shareholders.

Transactions by the Advisor — The Advisor may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Fund. Such an opportunity could include a business that competes with the Fund or a Portfolio Fund in which the Fund has invested or proposes to invest.

From time to time, the Advisor may pursue the development of investment managers who will manage private investment funds that would otherwise qualify as investments for the Fund. Due to the conflicts of interest involved and in accordance with applicable law, the Advisor will not make any investment for the Fund in any Portfolio Fund that is managed by an affiliate of the Advisor. Accordingly, there may be investments that are unavailable to the Fund due to the manager's affiliation with the Advisor. Further, in the event that the Advisor acquires a business or investment manager that is a manager of any Portfolio Fund, the Advisor may need to liquidate any investment by the Fund in a Portfolio Fund managed by such affiliated investment manager.

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In addition, the Advisor may have other relationships with Portfolio Funds or Managers which may not result in the Advisor directly or indirectly controlling, being controlled by, or being under common control with, such Portfolio Funds or Managers. These relationships may include distribution or intermediary relationships with Portfolio Funds, strategic or principal investments in Portfolio Funds or their Managers, or other contractual relationships. To the extent permitted by applicable law, it is possible that the Fund may invest in one or more such Portfolio Funds or with one or more such Managers. In such circumstances, the management fee and the incentive fee charged by any such Portfolio Fund or Manager may still apply.

The Advisor's Asset Management Activities — The Advisor conducts a variety of asset management activities, including sponsoring unregistered investment funds. Those activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. The Advisor's investment management activities may present conflicts if the Fund and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

Voting Rights in Portfolio Funds — From time to time, a Portfolio Fund may seek the approval or consent of its investors in connection with certain matters relating to the Portfolio Fund. In such a case, the Advisor has the right to vote in its sole discretion the Fund's interest in the Portfolio Fund. The Advisor considers only those matters it considers appropriate in taking action with respect to the approval or consent of the particular matter. Business relationships may exist between the Advisor and its affiliates, on the one hand, and the Managers and affiliates of the Portfolio Funds, on the other hand, other than as a result of the Fund's investment in a Portfolio Fund. As a result of these existing business relationships, the Advisor may face a conflict of interest acting on behalf of the Fund and its Shareholders.

Portfolio Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may make it difficult for the Advisor to monitor whether holdings of the Portfolio Funds cause the Fund to be above specified levels of ownership in certain asset classes. To avoid adverse regulatory consequences in such a case, the Fund may need to hold its interest in a Portfolio Fund in non-voting form. Additionally, in order to avoid becoming subject to certain 1940 Act prohibitions with respect to affiliated transactions, the Fund intends to own less than 5% of the voting securities of each Portfolio Fund. This limitation on owning voting securities is intended to ensure that a Portfolio Fund is not deemed an "affiliated person" of the Fund for purposes of the 1940 Act, which may, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Advisor. To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interest in a Portfolio Fund. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. Other Portfolio Funds or accounts managed by the Advisor may also waive their voting rights in a particular Portfolio Fund. Subject to the oversight of the Fund's Board, the Advisor will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Advisor in the particular Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund to invest in certain Portfolio Funds. However, to the extent the Fund contractually foregoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of the interest holders of the Portfolio Fund, including matters adverse to the Fund's interests. This restriction could diminish the influence of the Fund in a Portfolio Fund, as compared to other investors in the Portfolio Fund (which could include other Portfolio Funds or accounts managed by the Advisor, if they do not waive their voting rights in the Portfolio Fund), and adversely affect the Fund's investment in the Portfolio Fund, which could result in unpredictable and potentially adverse effects on Shareholders. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the 1940 Act with respect to affiliated transactions could apply in some situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. In these circumstances, transactions between the Fund and a Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

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Client Relationships — The Advisor and its affiliates may have relationships with sponsors and managers of Portfolio Funds, corporations and institutions. In providing services to its clients and the Fund, the Advisor may face conflicts of interest with respect to activities recommended to, or performed for, such clients, on the one hand, and the Fund, the Shareholders and/or the Portfolio Funds, on the other hand. The Advisor may also face conflicts of interest in connection with any purchase or sale transactions involving an investment by the Fund, whether to or from a client of the Advisor, and in connection with the consideration offered by, and obligations of, such client of the Advisor in such transactions. In such cases, the Advisor will owe fiduciary duties to the client of the Advisor that may make the Advisor's interest adverse to that of the Fund. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Fund.

Diverse Membership; Relationships with Shareholders — The Shareholders may include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Fund and/or Portfolio Funds, the structuring of the acquisition of investments of the Fund, and the timing of disposition of investments. This structuring of the Fund's investments and other factors may result in different returns being realized by different Shareholders. Conflicts of interest may arise in connection with decisions made by the Advisor, including decisions with respect to the nature or structuring of investments, that may be more beneficial for one Shareholder than for another Shareholder, especially with respect to Shareholders' individual tax situations. In selecting Portfolio Funds for the Fund, the Advisor considers the investment and tax objectives of the Fund as a whole, not the investment, tax or other objectives of any Shareholder individually.

Brokerage Activities — The Advisor will be authorized to engage in transactions in which it acts as a broker for the Fund and for another person on the other side of the transaction. In any such event, the Advisor may receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such transactions. The Advisor may also act as agent for the Fund, Portfolio Funds and other clients in selling publicly traded securities simultaneously. In such a situation, transactions may be bundled and clients, including the Fund, may receive proceeds from sales based on average prices received, which may be lower than the price which could have been received had the Fund sold its securities separately from the Advisor's other clients.

Related Funds — Conflicts of interest may arise for the Advisor in connection with certain transactions involving investments by the Fund in Portfolio Funds, and investments by other funds advised by the Advisor, or sponsored or managed by the Advisor, in the same Portfolio Funds. Conflicts of interest may also arise in connection with investments in the Fund by other funds advised or managed by the Advisor or any of its affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Advisor or an affiliate may determine that an investment in a Portfolio Fund is appropriate for a particular client or for itself or its officers, directors, principals, members or employees, but that the investment is not appropriate for the Fund. Situations also may arise in which the Advisor, one of its affiliates, or the clients of either have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Advisor, its affiliates and any of their respective officers, directors, principals, members or employees may disadvantage the Fund in certain situations if, among other reasons, the investment activities limit the Fund's ability to invest in a particular Portfolio Fund.

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Management of the Fund — Personnel of the Advisor or its affiliates will devote such time as the Advisor, the Fund and its affiliates, in their discretion, deem necessary to carry out the operations of the Fund effectively. Officers, principals, and employees of the Advisor and its affiliates will also work on other projects for the Advisor and its other affiliates (including other clients served by the Advisor and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

CONFLICTS OF INTEREST RELATING TO THE MANAGERS

The Advisor anticipates that each Manager will consider participation by the applicable Portfolio Fund in all appropriate investment opportunities that are also under consideration for investment by the Manager for other portfolio funds and accounts managed by the Manager ("Manager Accounts") that pursue investment programs similar to that of the applicable Portfolio Fund or the Fund. However, there can be no guarantee or assurance that a Manager will follow such practices or that a Manager will adhere to, and comply with, its stated practices, if any. In addition, circumstances may arise under which a Manager will cause its Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Manager will commit assets of the Portfolio Fund. Circumstances may also arise under which a Manager will consider participation by its Manager Accounts in investment opportunities in which the Manager intends not to invest on behalf of the Portfolio Fund, or vice versa.

Situations may occur where the Fund could be disadvantaged by investment activities conducted by the Manager for the Manager Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken by Portfolio Funds in which the Fund and/or Manager Accounts participate (collectively, "Co-Investors" and, individually, a "Co-Investor"), limiting the size of the Portfolio Fund's position; (2) legal prohibitions on the Co-Investors' participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instrument is limited.

A Manager may from time to time cause Portfolio Funds to effect certain principal transactions in securities with one or more Manager Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Manager determined it was appropriate for the Portfolio Fund to purchase and a Manager Account to sell, or the Portfolio Fund to sell and the Manager Account to purchase, the same security or instrument on the same day.

Each Manager, its affiliates and their principals, partners, directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in Portfolio Funds, and may have conflicts of interest with respect to investments made on behalf of Portfolio Funds in which the Fund participates. As a result of different trading and investment strategies or constraints, positions may be taken by principals, partners, directors, officers, employees and affiliates of the Manager that are the same as, different from or made at different times than positions taken for the Portfolio Fund in which the Fund participates. Future investment activities of the Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest that could disadvantage the Fund and its Shareholders.

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Managers or their affiliates may from time to time provide investment advisory or other services to private portfolio funds and other entities or accounts managed by the Manager or its affiliates. In addition, Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that brokers (including, without limitation, affiliates of the Manager) may provide to one or more Manager Accounts.

CODES OF ETHICS

Each of the Fund, the Advisor and the Distributor has adopted a code of ethics (the "Code of Ethics") in compliance with Section 17(j) of the 1940 Act and Rule 17j-1 thereunder. Each Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to a Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Portfolio Funds that may be purchased or held by the Fund. The Codes of Ethics are available on the EDGAR Database on the SEC's website at www.sec.gov. Copies of the Codes of Ethics may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Fund has adopted proxy voting policies and procedures pursuant to which the Board may delegate the voting of proxies for the Fund's portfolio securities to the Advisor pursuant to the Advisor' proxy voting guidelines. Under these guidelines, the Advisor will vote proxies related to the Fund's portfolio securities in the best interests of the Fund and its Shareholders. A copy of the Advisor' proxy voting policy is attached as Appendix A to this Statement of Additional Information. Information about how the Fund voted proxies relating to securities held in the Fund's portfolio will be available upon request (1) by calling (919) 933-4004 and (2) on the SEC's website at http://www.sec.gov.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA, Keogh Plan, or other plan that is subject to the prohibited transaction provisions of Section 4975 of the Code (together with ERISA Plans, "Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

A Plan fiduciary considering an investment in the Fund should consult with its legal counsel concerning all the legal implications of investing in the Fund, especially the issues discussed in the following paragraphs. In addition, a Plan fiduciary should consider whether an investment in the Fund will result in any UBTI to the Plan. See "Certain U.S. Federal Income Tax Considerations."

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, whether the investment is permitted under the ERISA Plan's governing instruments, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the relevant Fund's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Certain U.S. Federal Income Tax Considerations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

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Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be "plan assets" of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under ERISA or the Code. Thus, the Advisor is not a fiduciary within the meaning of ERISA or the Code with respect to the assets of any Plan that becomes a Shareholder in the Fund, solely by reason of the Plan's investment in the Fund.

Certain prospective investors may currently maintain relationships with the Advisor in which the Fund invests, or with other entities that are affiliated with the Advisor. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Plan to which it provides investment management, investment advisory, or other services. ERISA and the relevant provisions of the Code prohibit the use of Plan assets for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code and fiduciaries of such Plans should not permit an investment in the Fund with plan assets if the Advisor or their affiliates perform or have investment powers over such assets, unless an exemption from the prohibited transaction rules apply with respect to such purchase.

The Fund requires Plan fiduciaries proposing to invest in the Fund to certify that (a) the investment by such Plan interest holder in the Fund is prudent for the Plan (taking into account any applicable liquidity and diversification requirements of ERISA); (b) the investment in the Fund is permitted under ERISA, the Code, other applicable law and the Plan's governing plan documents; (c) none of the Advisor nor any of its affiliates (including, without limitation, any of the Related Parties) has acted as a fiduciary under ERISA with respect to such purchase; (d) no advice provided by the Advisor or any of its affiliates (including, without limitation, any of the Related Parties) has formed a primary basis for any investment decision by such Plan interest holder in connection with such purchase; and (e) the purchase, holding and disposition of the interest in the Fund will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any materially similar provisions of other law for which an exemption is not available.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of an investment in the Fund.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to requirements of ERISA or the Code discussed above, but may be subject to substantively similar provisions of other applicable federal or state law or may be subject to other legal restrictions on their ability to invest in the Fund. Accordingly, any such governmental plans and the fiduciaries of such plans should consult with their legal counsel concerning all the legal implications of investing in the Fund.

THE FUND'S SALE OF INTERESTS TO PLANS IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISORS OR ANY OF THEIR AFFILIATES (INCLUDING, WITHOUT LIMITATION, ANY OF THE RELATED PARTIES), OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE INTERESTS, THAT SUCH INVESTMENT BY PLANS MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

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CERTAIN TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by U.S. Shareholders. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders who are not United States persons (as defined in the Code), Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that investors have acquired Shares pursuant to this offering and will hold their Shares as "capital assets" (generally, property held for investment) for U.S. federal income tax purposes. Prospective Shareholders are encouraged to consult their own tax advisors regarding the non-U.S. and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this registration statement regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

As of March 31, 2022, capital loss carryforwards available for federal income tax purposes were $3,144,784. These amounts have no expiration.

Taxation of the Fund

The Fund currently qualifies as a regulated investment company (a "RIC") under federal income tax law. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders. If the Fund distributes less than an amount equal to the sum of 98.2% of its ordinary income and 98% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

As described below under "Investments in Passive Foreign Investment Companies," the Fund expects to be taxed largely at ordinary income rates on gains from the Portfolio Funds.

Distributions to Shareholders

Shareholders normally will be subject to U.S. federal income taxes, and any state and/or local income taxes, on the dividends and other distributions that they receive from the Fund. Distributions of the Fund's income derived from the Portfolio Funds as well as gains from the disposition of the Portfolio Funds with respect to which the Fund has made a "mark-to-market" election will be taxable to Shareholders at ordinary income rates to the extent of the Fund's current and accumulated earnings and profits. Such distributions will generally be taxable to Shareholders as ordinary income regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. It is expected that a substantial portion, and possibly all, of the Fund's distributions will be treated as ordinary income to its Shareholders.

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The Fund may be able to make distributions of capital gains received from Portfolio Funds in which the Fund has made a "qualified electing fund" election as described in more detail below. Such distributions will generally be taxable to Shareholders as long-term capital gain regardless of whether Shareholders receive such payments in cash or reinvest the distributions in the Fund. A Shareholder may be eligible for a reduced rate of taxation on long-term capital gain distributions that he receives from the Fund, regardless of how long the Shareholder has held shares in the Fund. Distributions by the Fund in excess of the Fund's current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the Shareholders' tax bases in their Shares and any such amount in excess of their bases will be treated as gain from the sale of Shares, as discussed below.

If the Fund receives distributions of "qualified dividend income" from the Portfolio Funds, it could potentially make distributions to Shareholders that are taxed at the same rates as long-term capital gains. The Fund does not expect that it will make distributions to Shareholders that are eligible for this reduced rate of taxation.

Shareholders are generally taxed on any ordinary income dividend or capital gain distributions from the Fund in the year they are actually distributed. However, if any such dividends or distributions are declared in October, November or December and paid to Shareholders of record of such month in January of the following year, then such amounts will be treated for tax purposes as having been distributed by the Fund and received by the Shareholders on December 31 of the year prior to the date of payment.

If the Fund receives qualifying dividends from its investments, it could potentially make distributions that are eligible for the 70% "dividends received deduction" for corporate Shareholders. The Fund does not expect that it will make distributions to Shareholders that are eligible for this deduction.

The Fund intends to distribute its ordinary income and capital gains at least once annually.

The Fund will inform Shareholders of the source and status of each distribution made in a given calendar year promptly after the close of such calendar year. See "Distribution Policy."

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable tax treaty, on distributions of the Fund's income derived from the Portfolio Funds. Each non-U.S. Shareholder must provide documentation to the Fund certifying its non-United States status.

Income from Repurchases and Transfers of Shares

The repurchase or transfer of the Fund's Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss is measured by the difference between the Shareholder's amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

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Investments in Passive Foreign Investment Companies

The Fund intends to purchase interests in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as passive foreign investment companies ("PFICs"). The Fund intends to elect to either "mark-to-market" the shares that it holds in PFICs at the end of each taxable year or make a "qualified electing fund" election (a "QEF election") with respect to such shares.

The Fund expects to make the "mark-to-market" election with respect to most of the Portfolio Funds. If the Fund makes such an election with respect to a PFIC, the Fund will recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value unless the loss is required to be deferred. Gains realized with respect to PFICs that the Fund has elected to mark-to-market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling the PFIC or because of the "mark-to-market" adjustment described above, such loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses recognized with respect to the PFIC. To the extent that the Fund's loss with respect to the PFIC exceeds such limitation, the loss will generally be deferred until sold, at which point the loss will be treated as a capital loss. Although the Fund may only deduct capital losses in a given taxable year to the extent of capital gains, the Fund may carry forward remaining capital losses for up to eight years following the taxable year in which the loss was recognized. However, the Fund does not expect to generate significant capital gains from its investments.

As an alternative to the "mark-to-market election," in certain circumstances the Fund may be able make a QEF election with respect to the shares of a PFIC in which they own shares. If the Fund makes a QEF election, then the Fund must include in income for each year its pro rata share of the PFIC's ordinary earnings and net capital gain, if any, for the PFIC's taxable year that ends with or within the taxable year of the Fund, regardless of whether or not distributions were received from the PFIC by the Fund. Losses of the PFIC would not pass through to the Fund on a current basis, however, the Fund may ultimately recognize such losses on a disposition of the shares of the PFIC. The Fund would generally recognize capital gain or loss on the sale, exchange, or other disposition of the shares of a PFIC with respect to which the Fund made a QEF election. Such gain or loss will be treated as long-term capital gain or loss if the Fund's holding period in the PFIC shares is greater than one year at the time of the sale, exchange or other disposition. In order for the Fund to make a QEF election, the PFIC must annually provide the Fund with certain information regarding the Fund's share of the PFIC's net ordinary earnings and net long-term capital gain. The Fund may not be able to obtain such information from any Portfolio Fund. Therefore, there can be no assurance that the Fund will be able to make a QEF election with respect to any Portfolio Fund.

By making the mark-to-market election or the QEF election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it received from PFICs. Accordingly, the Fund may need to borrow money or dispose of their interests in the Portfolio Funds in order to make the required distributions.

If the Fund does not make the "mark-to-market" election or the QEF election, it would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as "excess distributions"), even if such excess distributions are paid by the Fund as a dividend to its Shareholders.

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Fund Tax Returns and Tax Information

The Fund is required to use the accrual method of accounting and expects to use the calendar year as its tax year for income tax purposes.

After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year.

State and Local Taxes

In addition to the U.S. federal income tax consequences summarized above, prospective investors should consider the potential state and local tax consequences of an investment in the Fund. Shareholders are generally taxable in their state of residence on their share of the Fund's income.

Information Reporting and Backup Withholding

Information returns generally will be filed with the Internal Revenue Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. If Shareholders do not establish that they are exempt from these rules, they generally will be subject to backup withholding on these payments if they fail to provide their taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to Shareholders will be allowed as a credit against their U.S. federal income tax liability and may entitle Shareholders to a refund, provided that the required information is timely furnished to the IRS.

Other Taxes

The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the operations of the Fund, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. Non-U.S. investors are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible property taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans.

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PORTFOLIO TRANSACTIONS AND BROKERAGE

The Fund

In most instances, the Fund will purchase securities issued by a Portfolio Fund directly from such Portfolio Fund, and such purchases by the Fund may be, but are generally not, subject to transaction expenses. The Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. With respect to any direct investing conducted by the Fund (i.e. individual publicly traded securities), in selecting brokers or dealers to execute such transactions, the Fund will always attempt to ensure that the total cost or proceeds of any transaction is the most favorable obtainable under the circumstances. In addition, the Fund may directly enter into forward and futures contracts, swaps, and other derivative instrument transactions. Under some circumstances, the Fund may incur expenses in connection with their transactions. When selecting brokers to execute the Fund's portfolio securities transactions, the Advisor considers the factors it deems relevant in the context of a particular trade and in regard to the Advisor's overall responsibilities with respect to the Fund and other investment accounts, including any instructions from the Fund's portfolio manager, which may emphasize, for example, speed of execution over other factors. Based on the factors considered, the Advisor may choose to execute an order using ECNs, including algorithmic trading, crossing networks, direct market access and program trading, or by actively working an order. Other possibly relevant factors may include, but are not limited to, the following: price; the size and type of the securities transaction; the reasonableness of compensation to be paid, including spreads and commission rates; the speed and certainty of trade executions, including broker willingness to commit capital; the nature and characteristics of the markets for the security to be purchased or sold, including the degree of specialization of the broker in such markets or securities; the availability of liquidity in the security, including the liquidity and depth afforded by a market center or market-maker; the reliability of a market center or broker; the broker's overall trading relationship with the Advisor; the Advisor's assessment of whether and how closely the broker likely will follow the Advisor's instructions to the broker; the degree of anonymity that a particular broker or market can provide; the potential for avoiding or lessening market impact; the execution services rendered on a continuing basis; the execution efficiency, settlement capability, and financial condition of the firm; arrangements for payment of fund expenses, if applicable; and the provision of additional brokerage and research products and services, if applicable.

The Fund paid $10,395 and $14,827 in brokerage commissions during the fiscal years ended March 31, 2021 and March 31, 2022, respectively.

Other accounts managed by the Advisor may own, from time to time, some of the same investments as the Fund. Investment decisions for the Fund are made independently from those of other accounts managed by the Advisor; however, from time to time, the same investment decision may be made for multiple Advisor accounts.

When two or more accounts managed by the Advisor seek to purchase or sell the same Portfolio Funds, the Advisor will seek to allocate investment opportunities and dispositions fairly over time among the Fund and the other accounts managed by the Advisor. The Fund's specific portfolio composition will be influenced by a number of factors, including, but not limited to, the Fund's investment guidelines, the Fund's specific terms and conditions and the investment judgment of the portfolio manager. The Advisor manages other accounts with investment mandates that may overlap or conflict with the investment strategies pursued by the Fund, as both the Fund and the accounts may be eligible to participate in the same investment opportunities. Additionally, interests in Portfolio Funds are generally offered in private offerings and it is not uncommon for Portfolio Funds to become closed or limited with respect to new investments due to size constraints or other considerations. Moreover, the Fund or the other accounts managed by the Advisor may not be eligible or appropriate investors in all potential Portfolio Funds. As a result of these and other factors, the Fund may be precluded from making a specific investment or may reallocate existing Portfolio Funds among the other accounts managed by the Advisor. These decisions will be made by the Advisor taking into consideration the respective diversification guidelines, investment objectives, existing investments, liquidity, contractual commitments or regulatory obligations and other considerations applicable to the Fund and the other accounts managed by the Advisor. However, there likely will be circumstances where the Fund is unable to participate, in whole or in part, in certain investments to the extent it would participate absent allocation of an investment opportunity among the Fund and the other accounts managed by the Advisor. In addition, it is likely that the Fund's portfolio and those of other accounts managed by the Advisor will have differences in the specific Portfolio Funds held in their portfolios even when their investment objectives are the same or similar. Such differences may be magnified by the approach utilized by the Fund in its selection of Portfolio Funds. These and other distinctions will result in differences in portfolio performance between the Fund and the other accounts managed by the Advisor.

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When two or more accounts managed by the Advisor seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the Fund and such other accounts on a good faith equitable basis, usually on a pro rata basis, by the Advisor in its discretion in accordance with the various investment objectives of the accounts managed by the Advisor. Such allocations are based upon the written procedures of the Advisor, which have been reviewed and approved by the Board. In some cases, this system may adversely affect the price or size of the position obtainable for the Fund. In other cases, however, the ability of the Fund to participate in volume transactions may produce better execution for the Fund. It is the opinion of the Board that this advantage, when combined with the other benefits available due to the Advisor's organization, outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.

The annual portfolio turnover rate of the Fund may be greater than 100%. Although, because it is difficult to accurately predict portfolio turnover rates, actual turnover may be lower than 100%. Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities. The turnover rate of the Fund for the fiscal year ended March 31, 2021 was 23%. The turnover rate for the Fund for the fiscal year ended March 31, 2022 was 18%.

The Portfolio Funds

The Portfolio Funds incur transaction expenses in the management of their portfolios, which will decrease the value of the Fund's investment in the Portfolio Funds. Because the investment program of certain of the Portfolio Funds may include trading as well as investments, short-term market considerations will frequently be involved, and it is anticipated that the turnover rates of the Portfolio Funds' investments may be substantially greater than the turnover rates of other types of investment vehicles. In addition, the order execution practices of the Portfolio Funds may not be transparent to the Fund. Each Portfolio Fund is responsible for placing orders for the execution of its portfolio transactions and for the allocation of its brokerage. The Advisor will have no direct or indirect control over the brokerage or portfolio trading policies employed by the Managers. The Advisor expects that the Managers will generally select broker-dealers to effect transactions on behalf of their respective Portfolio Fund substantially in the manner set forth below.

It is anticipated that Managers will seek reasonably competitive commission rates. However, Portfolio Funds will not necessarily pay the lowest commission available on each transaction and may engage in transactions with broker-dealers based on different criteria than those considered by the Fund. Portfolio Funds may not be subject to the same regulatory restrictions on principal and agency transactions. It is anticipated that some Portfolio Funds may effect principal or agency transactions through affiliates of the Fund. The Fund will indirectly bear the commissions or spreads in connection with the portfolio transactions of the Portfolio Funds.

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No guarantee or assurance can be made that Portfolio Funds' brokerage transaction practices will be transparent or that the Portfolio Funds will establish, adhere to, or comply with their stated practices. However, as the Portfolio Funds are not investment companies registered under the 1940 Act, they may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Portfolio Funds' Managers or their affiliates rather than the Portfolio Funds.

A Manager may, consistent with the interests of the Portfolio Fund, select brokers on the basis of the research, statistical and pricing services they provide to the Portfolio Fund and its other clients. Such research, statistical and/or pricing services must provide lawful and appropriate assistance to the Manager's investment decision-making processes in order for such research, statistical and/or pricing services to be considered by the Manager in selecting a broker. These research services may include information on securities markets, the economy, individual companies, pricing information, research products and services and such other services as may be permitted from time to time by Section 28(e). Information and research received from such brokers will be in addition to, and not in lieu of, the services required to be performed by the Manager under their respective contracts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Manager determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Manager to the Portfolio Fund and its other clients and that the total commissions paid by the Portfolio Fund will be reasonable in relation to the benefits to the Portfolio Fund over the long-term. The advisory fees that a Portfolio Fund pays to its Manager will not be reduced as a consequence of the Manager's receipt of brokerage and research services. To the extent that portfolio transactions are used to obtain such services, the brokerage commissions paid by a Portfolio Fund will exceed those that might otherwise be paid by an amount that cannot be presently determined. Such services generally would be useful and of value to a Manager in serving one or more of its other clients and, conversely, such services obtained by the placement of brokerage business of other clients generally would be useful to the Manager in carrying out its obligations to the Portfolio Fund. While such services are not expected to reduce the expenses of the Manager, the Manager would, through use of the services, avoid the additional expenses that would be incurred if they should attempt to develop comparable information through their own staffs. Commission rates for brokerage transactions on foreign stock exchanges are generally fixed.

As with the Fund, Portfolio Funds may make investments directly in the issuers of their underlying securities, and in some instances may not be subject to transaction expenses.

Soft Dollars

If a Manager enters into "soft dollar" arrangements, there can be no assurance that such Manager will comply with the safe harbor provided by Section 28(e) of the Securities Exchange Act of 1934 ("Section 28(e)"), which provides parameters for the use of soft or commission dollars to obtain "brokerage and research" services. Although disclosure of the use of "soft dollars" is generally sufficient to avoid legal risk under U.S. federal law, there may still be legal risk to the Manager under state law if "soft dollars" are used to pay for services not covered under the Section 28(e) safe harbor.

Managers may use "soft dollars" to acquire a variety of research, brokerage and other investment-related services, for example, research on market trends, reports on the economy, industries, sectors and individual companies or issuers; credit analyses; technical and statistical studies and information; accounting and tax law interpretations; political analyses; reports on legal developments affecting Portfolio Funds; information on technical market actions; and financial and market database services. Some may acquire goods or services outside of Section 28(e) that others would otherwise be considered manager overhead. The use of "soft dollars" by Managers to pay for items not covered under the Section 28(e) safe harbor creates a conflict of interest between the Manager and the Portfolio Fund to the extent that such items benefits primarily or exclusively the Manager or its other clients rather than the Portfolio Fund. In addition, the availability of non-monetary benefits not covered under the Section 28(e) safe harbor may influence the selection of brokers by the Manager. These conflicts of interest may have a detrimental effect on the Portfolio Fund and ultimately the Fund.

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VALUATION

There may be differences between the Fund's NAV used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Advisor's management fees. Absent any material processing errors by the Fund's Administrator or the Advisor (e.g., inaccurate calculation of a price provided to the Advisor by a Portfolio Fund), valuations will generally not be subsequently adjusted for such differences. The Class A Shares' net asset value plus the Class I Shares' net asset value equals the total value of the net assets of the Fund. The Class A Shares' net asset value and the Class I Shares' net asset value will be calculated separately based on the fees and expenses applicable to each class. Because of differing class fees and expenses, the per Share net asset value of the classes will vary over time.

Valuation of Portfolio Funds

Prior to investing in any Portfolio Fund, the Advisor will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Advisor reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Fund's Board of Trustees provide that the Advisor will review the valuations provided by the Managers to the Portfolio Funds, neither the Advisor nor the Board of Trustees will be able to confirm independently the accuracy of valuations provided by such Managers (which are unaudited). Accordingly, the valuations of the Manager generally will be relied upon by the Fund, even though a Manager may face a conflict of interest in valuing the securities, as their value will affect the Manager's compensation.

In valuing underlying Portfolio Fund interests held in the Fund's portfolio, the Fund's Administrator relies primarily on unaudited valuation information received from the Portfolio Funds. Specifically, the Fund's Administrator typically will receive monthly estimated values or performance return information from the Portfolio Funds. The Fund's Administrator will also receive annual audited financial statements from the Portfolio Funds. The Fund will not invest in Portfolio Funds that are not required to provide annual audited financial statements.

Fair Valuation and Adjustments

The Portfolio Funds are generally valued based upon values or performance information provided by the Managers or their administrators, as the case may be. If the Advisor have reason to believe that a value or information provided by a Portfolio Fund is not in accordance with the applicable accounting or industry standards or is unreliable, the Advisor will consider whether it is appropriate, in light of all relevant circumstances, to adjust such reported value in accordance with the fair valuation procedures of the Fund. In making this determination with respect to a Portfolio Fund that is a hedge fund, the Fund may consider factors such as, among others, (i) the price at which recent subscriptions or redemptions of the Portfolio Fund interests were offered, (ii) information provided to the Fund or to the Advisor by a Portfolio Fund, or the failure to provide such information as agreed to in the Portfolio Fund's offering materials or other agreements with the Fund, (iii) relevant news and other sources, and (iv) market events. In making this determination with respect to a Portfolio Fund that is a private equity, real estate or real asset fund, the Fund may consider factors such as, among others, (i) information provided to the Fund or to the Advisor by the Portfolio Fund, or the failure to provide such information as agreed to in the Portfolio Fund's offering materials or other agreements with the Fund, (ii) relevant news and other sources, and (iii) extraordinary market events. In addition, in the case where valuations from Portfolio Funds are not available, such investments will be fair valued.

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Although the Valuation Procedures approved by the Board provide that the valuation committee of the Advisor will review the valuations provided by the Managers or their administrators, neither the Valuation Committee nor the Advisor will be able to confirm independently the accuracy of any unaudited valuations provided thereby. For a description of certain risks related to the valuation of Portfolio Funds, see "Principal Risks – Risks Related to Portfolio Funds – Portfolio Valuation."

The valuations reported by the Managers of the Portfolio Funds, upon which the Fund calculates its quarter-end NAV and NAV per Share, may be subject to later adjustment, based on information reasonably available at that time. The Fund will pay repurchase proceeds, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the Valuation Date. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a NAV, the Fund will generally not make any retroactive adjustment to such NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. If, after the Fund pays repurchase proceeds, one or more of the valuations used to determine the NAV on which the repurchase payment is based are revised, the repurchasing Shareholders (if the valuations are revised upward) or the remaining Shareholders (if the valuations are revised downwards) will bear the risk of such revisions. A redeeming Shareholder will neither receive distributions from, nor will it be required to reimburse, the Fund in such circumstances. This may have the effect of diluting or increasing the economic interest of other Shareholders. Such adjustments or revisions, whether increasing or decreasing the NAV at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from Managers or revisions to NAV of a Portfolio Fund adversely affect the Fund's NAV, the outstanding Shares of the Fund will be adversely affected by prior repurchases to the benefit of Shareholders who had their Shares repurchased at a NAV per Share higher than the adjusted amount. Conversely, any increases in the NAV per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares and to the detriment of Shareholders who previously had their Shares repurchased at a NAV per Share lower than the adjusted amount. New Shareholders, as well as Shareholders purchasing additional Shares, may be affected in a similar way because the same principles apply to the subscription for Shares.

Valuation of Securities

The Fund calculates its NAV as of the last Business Day of each calendar month as noted below, and at such other times as the Board, upon advice from the Advisor, may determine, including in connection with repurchases of Shares, in accordance with the procedures described below. To the extent the Fund invests directly in securities other than investments in Portfolio, the Fund generally values such assets as described below.

Securities for which market quotations are readily available and not determined by the Advisor to be unreliable shall be valued at their current market value based on market quotations. Equity securities that are traded on a recognized securities exchange (e.g., the NYSE), separate trading boards of a securities exchange, or through a market system that provides contemporaneous pricing information (an "Exchange") are valued via independent pricing services generally at the Exchange closing price, or if an Exchange closing price is not available, the last traded price on that Exchange, prior to the time as of which the assets or liabilities are valued. However, other means of determining current market value may be used. If an equity security is traded on more than one Exchange, the current market value of the security where it is primarily traded generally will be used. In the event there are no sales involving an equity security on a day on which the Fund values such security, the last bid (long positions) or ask (short positions) price, if available, will be used. If no bid or ask price is available on a day on which the Fund values such security, the prior day's price will be used, provided that the Advisor is not aware of any significant event or other information that would cause such last price to no longer reflect the fair value of the security, in which case such asset will be fair valued.

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The Advisor may utilize, to value securities or assets for which market quotations are not readily available or for which such market quotations are determined to no longer reflect the fair value of the security, pricing agents or pricing services ("Pricing Services") approved or ratified by the Fund's Board or a committee thereof or (ii) broker-dealers or market makers ("Broker-Dealers"). The use of Pricing Services and Broker-Dealers for determining fair value is in addition to the use of such Pricing Services and Broker-Dealers for obtaining available market quotations.

When market quotations are not readily available or are believed to be unreliable, or the Advisor believes the values received from the Pricing Services or Broker-Dealers are unreliable, the security or asset is valued at fair value. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Valuation Committee will reevaluate the Fund's fair value methodology to determine, what, if any, adjustments should be made to the methodology.

The valuations reported by the Managers of the Portfolio Funds, upon which the Fund calculates its month-end NAV and NAV per Share, may be subject to later adjustment, based on information reasonably available at that time. The Fund will pay repurchase proceeds in connection with the operation of periodic tender offers, as well as calculate management fees, on the basis of net asset valuations determined using the best information available as of the Valuation Date. In the event a Portfolio Fund subsequently corrects, revises or adjusts a valuation after the Fund has determined a NAV, the Fund will generally not make any retroactive adjustment to such NAV, or to any amounts paid based on such NAV, to reflect a revised valuation. This may have the effect of diluting or increasing the economic interest of other Shareholders. As a result, if a Shareholder's Shares are repurchased by the Fund, subsequent valuation adjustments to Portfolio Funds may occur and there is a risk that the tendering Shareholder may receive an amount upon repurchase that is greater or less than the amount such Shareholder would have been entitled to receive on the basis of the adjusted valuation. In the event that subsequent adjustments result in an overpayment in connection with a tender offer, the remaining Shareholders will bear the risk of such overpayment. More specifically, to the extent such subsequently adjusted valuations from Portfolio Funds adversely affect the Fund's NAV, or to the extent the Fund is required to reimburse Portfolio Funds for any overpayment with respect to redemption proceeds paid by the Portfolio Fund to the Fund, the Fund will be adversely affected to the benefit of Shareholders whose Shares had previously been repurchased. Conversely, any increases in the NAV resulting from such subsequently adjusted valuations generally will be entirely for the benefit of current Shareholders and to the detriment of Shareholders who tendered pursuant to a tender offer at an NAV lower than the adjusted amount. Finally, the fees payable to the Advisor, and the management and performance fees payable to Managers, generally will not be reduced or subject to rebate, unless adjusted as the result of an audit.

Because of the inherent uncertainty of valuation, the estimated value of Portfolio Funds for which no ready market exists may differ significantly from the value that would be used had a ready market for the security existed, and the differences could be material.

In the event that a price or valuation estimate accepted by the Fund in relation to an underlying investment subsequently proves to be incorrect or varies from the final published price, no adjustment to any previously published NAV will be made. Moreover, there may be differences between the Fund's NAV used for financial reporting purposes, and the NAV used for processing subscriptions and redemptions and calculating the Advisor's management fees. Absent any material processing errors by the Fund's Administrator or the Advisor (e.g., inaccurate calculation of a price provided to the Advisor by a Portfolio Fund), valuations will generally not be subsequently adjusted for such differences. Furthermore, in the event that a Portfolio Fund subsequently corrects, revises or adjusts a reported value that was properly relied upon by the Fund in accordance with the valuation procedures, the Portfolio Fund will generally not make any retroactive adjustment to its net asset value, or to any amounts paid based upon such net asset value, to reflect a revised valuation.

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When market quotations may not be available, investments such as complex or unique financial instruments may be priced pursuant to a number of methodologies, such as computer-based analytical modeling or individual security evaluations. These methodologies generate approximations of market values, and there may be significant professional disagreement about the best methodology for a particular type of financial instrument or different methodologies that might be used under different circumstances. In the absence of an actual market transaction, reliance on such methodologies is essential, but may introduce significant variances in the ultimate valuation of Portfolio Funds.

The Managers will generally face a conflict of interest in providing valuations to the Fund since such valuations will affect the compensation of the Managers.

Certain Portfolio Funds may invest a portion of their assets in investments the Advisor believes are illiquid, lack a readily assessable market value or should be held until the resolution of a special event or circumstance. In those situations, the Managers may "side pocket" such investments. The use of side pockets by Portfolio Funds vary. Prior to investing in a Portfolio Fund, the Advisor determines whether a Portfolio Fund has one or more side pockets and, if so, the nature of the Portfolio Fund's assets in the side pockets and how the Manager of the Portfolio Fund values such assets. As part of its due diligence inquiry of the Portfolio Fund candidate and its Manager, the Advisor conducts a due diligence review of the valuation methodologies utilized by the Portfolio Fund. If it determines to invest in a Portfolio Fund with a side pocket, the Advisor requests frequent updates from the Manager of that Portfolio Fund about the side pocket and monitors the exposure of its clients (in this case the Fund) to all Portfolio Funds with side pockets. Shareholders investing in the Fund at the time when a Manager with whom the Fund is invested side pockets, such investments will bear additional risks associated with such investments because the Fund does not have a mechanism in place to segregate out such side-pocketed investments from the rest of its portfolios. To the extent such investments are held in Portfolio Funds but not realized until after a Shareholder has tendered Shares pursuant to the periodic tender offers, the tendering Shareholder may not benefit from a "side pocket's" full realized value, or conversely, the remaining Shareholders may bear some or all of the losses on a "side pocket" investment.

DISTRIBUTION

Morgan Creek Capital Distributors, LLC, an affiliated person of the Advisor, serves as the Fund's distributor pursuant to a distribution agreement. The principal office of Morgan Creek Capital Distributors, LLC is located at 100 Park Avenue, 28th Floor, New York, New York 10017.

Under a Distribution Agreement with the Fund dated October 3, 2011, as it may be amended from time to time, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.

116

Generally, the minimum required initial investment by each investor is $25,000 for Class A Shares and $50,000 for Class I Shares, and the minimum subsequent investment is $10,000 for Class A Shares and $25,000 for Class I Shares. The Fund, in its sole discretion, may accept investments below these minimums. A Selling Agent may establish higher minimum investment requirements than the Fund. It is the obligation of the Selling Agents to transmit orders received by them to the Distributor so they will be received in a timely manner. Class A Share investments are subject to a sales charge of up to 3.00% with the following breakpoints:

Breakpoints
Dollar Range	Sales Load
Less than $249,999	3.00%
$250,000-$499,000	2.50%
$500,000-$749,999	2.00%
$750,000-$999,999	1.50%
$1,000,000-$1,999,999	1.00%
$2,000,000-$4,999,999	0.50%
$5,000,000 or more	0.00%

Such a sales load will be added to the offering price per Class A Share. Any sales load is computed as a percentage of the public offering price.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund "supermarket" platform arrangements, the Fund and/or the Advisor, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary's procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The Distributor receives compensation from the Fund and may receive a portion of the distribution service fees with respect to those classes for which a Rule 12b-1 plan is effective.

Pursuant to the Distribution Agreement, the Distributor receives, and may re-allow to certain financial institutions, all, or a portion of, the sales charge paid on purchases of the Fund's Class A Shares.

ADMINISTRATION, ACCOUNTING AND INVESTOR SERVICES AGREEMENTS

ALPS Fund Services, Inc. (the "Administrator"), whose principal business address is 1290 Broadway, Suite 1000, Denver, CO 80203, provides various administrative and accounting services to the Fund pursuant to an administration agreement (the "Administration Agreement"). Under the terms of the Fund's Administration Agreement, the Administrator is responsible, directly or through its agents, for, among other things: reconciling cash and investment balances with the Fund's custodian; calculating contractual expenses, including management fees; determining net income; arranging for the computation of the Fund's NAV; preparing the Fund's Statements of Assets and Liabilities and Statements of Operations; preparing the Fund's annual and semi-annual reports; preparing monthly security transaction listings; receiving and tabulating proxies; maintaining the register of Shareholders, including any transfer or repurchase of Shares; arranging for the calculation of the issue and repurchase price of Shares; preparing tender offer notices and performing all work associated with tender offers; allocating income, expenses, gains and losses to Shareholders' respective capital accounts; and issuing reports and transaction statements to Shareholders.

117

For the fiscal years ended March 31, 2019 and March 31, 2020 the Fund paid $310,773 and $156,718 in fees to the Fund’s previous administrator, State Street Bank and Trust Company, for administrative, accounting, transfer agency and investor services. For the fiscal year ended March 31, 2020, the Fund paid $103,542 to the Administrator. For the fiscal year ended March 31, 2021, the Fund paid $168,813 to the Administrator. For the fiscal year ended March 31, 2022, the Fund paid $198,692 to the Administrator.

The Fund also pays the Administrator certain fixed fees for tax preparation and other services. The Administrator is also reimbursed by the Fund for out-of-pocket expenses (including those of any third party retained to assist the Administrator) relating to services provided to the Fund.

SERVICING AGENTS

The Advisor serves as Servicing Agent of the Fund and has responsibility for such investor services and fund administrative assistance as may include, but shall not be limited to, the provision of personal, continuing services to their customers who are investors in the Fund, establishment of investor accounts, communicating periodically with Shareholders and providing information about the Fund, the Shares, and repurchase offers, handling correspondence from investors about their accounts, maintaining account records, receiving, aggregating and processing purchase and repurchase transactions, providing and keeping retirement plan records, acting as the sole Shareholder of record and nominee for Shareholders, providing beneficial owners with account statements, processing dividend payments, issuing reports to Shareholders and transaction confirmations, providing or procuring accounting services for the Fund and limited partner account, providing sub-accounting services for Shares held beneficially, forwarding Shareholder communications to beneficial owners, receiving, tabulating and transmitting proxies executed by beneficial owners, general account administration activities, administering board, committee and shareholder meetings, preparing meeting minutes upon request, administering tender offers, including preparation of filings, maintaining Fund records, coordinating regulatory and other filings by the Fund, administering investor application review, administering compulsory redemptions upon request, and providing such other administration services as the Fund may request from time to time. The Servicing Agent may engage one or more Sub-Servicing Agents to provide some or all of the above services. Compensation to any Sub-Servicing Agent will be paid by the Servicing Agent. The Advisor or its affiliates also may pay a fee out of their own resources to Sub-Servicing Agents.

TRANSFER AGENT

DST Asset Manager Solutions, Inc. (the "Transfer Agent"), a Commonwealth of Massachusetts corporation, whose principal place of business is 2000 Crown Colony Drive, Quincy, Massachusetts 02169, serves as the transfer agent for the Fund. The Transfer Agent is paid a fee set forth in the Master Services Agreement. For the fiscal year ended March 31, 2022, the Fund paid $139,248 in transfer agent fees.

118

CUSTODIAN

UMB Financial Corporation, whose principal business address is 235 W. Galena Street, Milwaukee, WI 53212, serves as the Custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board. Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, sub-custodian or foreign custodians in a securities depository, clearing agency or omnibus customer account.

REPORTS TO SHAREHOLDERS

THE FUND FURNISHES TO SHAREHOLDERS AS SOON AS PRACTICABLE AFTER THE END OF EACH TAXABLE YEAR INFORMATION ON FORM 1099 AS IS REQUIRED BY LAW TO ASSIST THE SHAREHOLDERS IN PREPARING THEIR TAX RETURNS. THE FUND PREPARES, AND TRANSMITS TO SHAREHOLDERS, AN AUDITED ANNUAL REPORT WITHIN 60 DAYS AFTER THE CLOSE OF THE PERIOD FOR WHICH THE REPORT IS BEING MADE, OR AS OTHERWISE REQUIRED BY THE 1940 ACT, AND AN UNAUDITED SEMI-ANNUAL REPORT WITHIN 60 DAYS AFTER THE CLOSE OF THE PERIOD FOR WHICH THE REPORT IS BEING MADE, OR AS OTHERWISE REQUIRED BY THE 1940 ACT. SHAREHOLDERS ALSO ARE SENT REPORTS ON A QUARTERLY BASIS REGARDING THE FUND'S OPERATIONS DURING EACH QUARTER.

FISCAL YEAR

For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31 and the tax year of the Fund ends on October 31.

ACCOUNTANTS AND LEGAL COUNSEL

Ernst & Young LLP is the independent registered public accounting firm of the Fund. Its principal business address is at One Victory Park, Suite 2000, 2323 Victory Avenue, Dallas, TX 75219. Thompson Hine, located at 1919 M Street, N.W., Suite 700, Washington, D.C. 20036, serves as legal counsel to the Fund and also serves as legal counsel to the Advisor and certain of its affiliates.

FINANCIAL STATEMENTS

Financial statements for the Fund as well as a report by the Fund's Independent Registered Public Accounting Firm are available in the Fund's annual report to shareholders dated March 31, 2022. The Fund's annual report to shareholders dated March 31, 2022 is attached as Appendix B to this SAI.

APPENDIX A

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND MORGAN CREEK SERIES TRUST

Proxy Voting Policy and Procedures

The Board of Trustees of Morgan Creek Global Equity Long/Short Institutional Fund and Morgan Creek Series Trust (each a "Fund" and collectively "the Funds" or "Fund Complex") hereby adopts the following policy and procedures with respect to voting proxies relating to portfolio securities held by the Fund Complex.

119

I.	Policy

It is the policy of the Board of Trustees of the Fund Complex to delegate the responsibility for voting proxies relating to portfolio securities held by the Fund Complex to Morgan Creek Capital Management, LLC (the "Adviser" or "Morgan Creek") as a part of the Adviser's general management of the Fund Complex, subject to the Board's continuing oversight. The Adviser may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner substantially consistent with the policies of the Adviser and then ensure such proxies are voted on a timely basis.

II.	Fiduciary Duty

The right to vote a proxy with respect to portfolio securities held by the Fund Complex is an asset of the Funds or Trust. The Adviser, to which authority to vote on behalf of the Funds or Trust is delegated, acts as a fiduciary of the Fund Complex and must vote proxies in a manner consistent with the best interest of the Funds and their shareholders.

III.	Procedures

The following are the procedures adopted by the Board of Trustees for the administration of this policy:

Review of Adviser Proxy Voting Procedures. The Board of Trustees of the Fund Complex shall review and amend these procedures as they deem necessary and advisable. In addition, the Adviser shall notify the Board promptly of materials changes to its policies, procedures or other guidelines for voting proxies on behalf of the Fund Complex.

Voting Record Reporting. The Adviser shall provide the voting record information necessary for the completion and filing of Form N-PX for the Fund Complex at least annually. Such voting record information shall be in a form acceptable to the Fund Complex and shall be provided at such time(s) as are required for the timely filing of Form N-PX and at such additional time(s) as the Fund Complex and the Adviser may agree to from time to time. With respect to those proxies that the Adviser has identified as involving a conflict of interest, the Adviser shall submit a separate report indicating the nature of the conflict of interest and how that conflict was resolved with respect to the voting of the proxy.

IV.	Revocation

The delegation by the Board of Trustees of the authority to vote proxies relating to portfolio securities of the Fund Complex is entirely voluntary and may be revoked by the Board, in whole or in part, at any time.

As it is used in this document, the term "conflict of interest" refers to a situation in which the Adviser or affiliated persons of the Adviser have a financial interest in a matter presented by a proxy other than the obligation it incurs as investment adviser to the Funds which could potentially compromise the Adviser's independence of judgment and action with respect to the voting of the proxy.

V.	Annual Filing

The Fund Complex shall file an annual report of each proxy voted with respect to portfolio securities of the Fund Complex during the twelve-month period ended June 30 on Form N-PX not later than August 31 of each year.

120

VI.	Disclosures

The Fund Complex shall include in its registration statements:

1. A description of this policy and of the policies and procedures used by the Adviser to determine how to vote proxies relating to portfolio securities; and

2. A statement disclosing that information regarding how the Fund Complex voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Fund Complex's toll-free telephone number; or through a specified Internet address; or both; and on the Securities and Exchange Commission's (the "SEC") website.

The Fund Complex shall include in its annual and semi-annual reports to shareholders:

3. A statement disclosing that a description of the policies and procedures used by or on behalf of the Fund Complex to determine how to vote proxies relating to portfolio securities of the Funds or series of the Trust is available without charge, upon request, by calling the Fund Complex's toll-free telephone number; through a specified Internet address, if applicable; and on the SEC's website; and

4. A statement disclosing that information regarding how the Fund Complex voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling the Fund Complex's toll-free telephone number; or through a specified Internet address; or both; and on the SEC's website.

VII.	Review of Policy.

At least annually, the Board shall review this policy to determine its sufficiency and shall make and approve any changes that it deems necessary from time to time.

Adopted: October 4, 2010, amended December 4, 2012 and August 25, 2014

121

APPENDIX B

Annual Report

To Shareholders

For the Year Ended March 31, 2022

Morgan Creek Global Equity Long/Short Institutional Fund

Morgan Creek Global Equity Long/Short Institutional Fund (A Delaware Statutory Trust)
Annual Report to Shareholders

For the Year Ended March 31, 2022

Contents

Letter to Investors	1
Summary Performance (Unaudited)	3
Report of Independent Registered Public Accounting Firm	4
Financial Statements
Statement of Assets and Liabilities	5
Schedule of Investments	6
Statement of Operations	9
Statement of Changes in Net Assets	10
Statement of Cash Flows	12
Notes to Financial Statements	14
Board of Trustees (Unaudited)	28
Fund Management (Unaudited)	29
Other Information (Unaudited)	30
Privacy Notice	31

Beginning on January 1, 2022, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Fund’s website and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. Shareholders who invest directly with the Fund may elect to receive shareholder reports and other communications from the Fund electronically by calling 833-523-7533 to make such arrangements. For shareholders who invest through a financial intermediary, please contact that financial intermediary directly for information on how to receive shareholder reports and other communications electronically.

You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling 833-523-7533 to make such arrangements. For shareholders who invest through a financial intermediary, please contact that financial intermediary directly to inform them that you wish to continue receiving paper copies of your shareholder reports. If your common shares are held through a financial intermediary, your election to receive reports in paper will apply to all funds held with that financial intermediary.

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Letter to Investors

For the fiscal year ended March 31, 2022, the Fund returned (18.50%) compared to +10.12% for the MSCI World Index and +8.92% for the HFRX Equity Hedge Index. Morgan Creek recently made the difficult decision to close MCGELSIF during the first quarter of 2022 for reasons that we believe to be in the best interest of all investors. The asset size of the Fund was at a level where the fixed operating costs of running the vehicle were difficult to justify, and in light of recent performance, we did not have confidence in our ability to raise sufficient new funds to reduce the expense ratio in the near-term. The Fund will officially commence liquidation once the 2022 fiscal year audit is complete.

The following sections provide more insight into the four quarters consisting of the Fund’s fiscal year, starting with the second calendar quarter of 2021 and ending with the first calendar quarter of 2022.

Q2 2021

MCGELSIF returned +4.61% during the quarter versus +7.74% for the MSCI World Index and +5.07% for the HFRX Equity Hedge Index. Exposure to Energy and Technology paved the way to further gains in the quarter, while Value chipped in on the margin. The Morgan Creek Direct portfolio took a breather after a very strong first quarter, while exposure in Asia (namely China) continued to be a drag. The Fund’s exposure to Energy was the largest overall contributor during the quarter as the spot price of oil rose from approximately $60 per barrel to $75 looking at WTI and Brent. The portfolio’s Technology exposure was a rollercoaster ride in the second quarter, but ultimately ended higher than where it started. After a rocky first quarter, our managers started off the second quarter with generally strong performance in April, only to give it all back and then some in May, yet finished with a bang in June, as performance was very strong across the board.

Q3 2021

MCGELSIF had a challenging quarter, returning (9.24%) versus (0.01%) for the MSCI World Index and +1.28% for the HFRX Equity Hedge Index. While global equities seemingly marked time during Q3, ending the quarter with flat performance, it was anything but an uneventful quarter looking beneath the surface. Markets marched higher in July and August, yet ended the quarter with a thud in September, giving up all of the gains from the previous two months. Prior tailwinds from Energy and Technology turned into headwinds in Q3, while China and the short book continued to be a drag. From a thematic point of view, some of the larger winners during the quarter were Digital Payments, Digital Ads, Mall REITs (short) and Transient COVID Tailwinds (short). Losers from a thematic perspective during the quarter included China Technology, Energy Survivors, SME Digitization and a short position in the Technology sector in Australia.

Q4 2021

MCGELSIF underperformed during the quarter, returning (7.55%) versus +7.77% for the MSCI World Index and +2.65% for the HFRX Equity Hedge Index. To summarize the quarter at a high level, the largest factors impacting the Fund in were: (1) Developed Markets outperforming Emerging Markets, especially China; (2) Mega Caps outperforming Small & Mid Caps, especially within Technology; (3) the resurgence of Value vs. Growth; (4) continued struggles on the short side and (5) continued strength in private markets. These factors clearly show up in the Fund’s performance at the sub-strategy level in Q4 – while Energy & Natural Resources and Value were strong contributors, Asia and Technology were stiff headwinds. In Technology, while the Fund had meaningful exposure to Mega Caps, the portfolio had too much exposure to China Technology and Small & Mid Caps. Lastly, the short book continued to be a source of pain across the Fund’s underlying managers which also translated into negative attribution in the direct short portfolio.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	1

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Letter to Investors (continued)

Q1 2022

MCGELSIF underperformed during the quarter, returning (7.15%) vs. (5.15%) for the MSCI World Index and (0.30%) for the HFRX Equity Hedge Index. In a continuation of trends from last year, gains in Energy were not significant enough to offset losses in Technology and China. Morgan Creek made the difficult decision to close MCGELSIF during the first quarter for reasons that we believe to be in the best interest of all investors. The asset size of the Fund was at a level where the fixed operating costs of running the vehicle were difficult to justify, and in light of recent performance, we did not have confidence in our ability to raise sufficient new funds to reduce the expense ratio in the near-term. The liquidation process is expected to be orderly and as of the end of March more than 50% of the portfolio had been converted into cash. The Fund will officially commence liquidation once the 2022 fiscal year audit is complete.

Regards, Mark W. Yusko Chief Executive Officer & Chief Investment Officer

Morgan creek capital management, llc | annual report to SHAREHOLDERS	2

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Summary Performance (Unaudited)

March 31, 2022

Performance of $10,000 Initial Investment (as of 3/31/2022)

The chart above represents historical performance of a hypothetical investment of $10,000 in the Trust since inception. Past performance does not guarantee future results. Performance reflects the partial waiver of the Trust’s advisory fees and/or reimbursement of expenses for certain periods since the inception date. Without these waivers and/or reimbursements, performance would have been lower. This chart does not reflect the deduction of taxes that a shareholder would pay on Trust distributions or the redemption of Trust shares. The chart assumes that distributions from the Trust are reinvested.

Summary PERFORMANCE as of: 3/31/2022

	1 Year	3 Year	5 Year	10 Year
Morgan Creek Global Equity Long/Short Institutional Fund - A - NAV	-19.20%	-3.57%
HFRX Equity Hedge Index	8.92%	6.91%
MSCI World Index - NR*	10.12%	14.98%
Morgan Creek Global Equity Long/Short Institutional Fund - I - NAV	-18.51%	-2.75%	3.43%	4.53%
HFRX Equity Hedge Index	8.92%	6.91%	4.66%	3.67%
MSCI World Index - NR*	10.12%	14.98%	12.42%	10.88%

*

The MSCI World Index captures large and mid-cap representation across 23 Developed Markets (DM) countries*. With 1,540 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than performance data quoted.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	3

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of
Morgan Creek Global Equity Long/Short Institutional Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”), including the schedule of investments, as of March 31, 2022, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund at March 31, 2022, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and its financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of the Fund’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments in portfolio funds and securities owned as of March 31, 2022, by correspondence with the portfolio funds’ investment managers or designees and the Fund’s custodians and brokers, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2011.

Dallas, Texas
May 27, 2022

Morgan creek capital management, llc | annual report to SHAREHOLDERS	4

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Statement of Assets and Liabilities

March 31, 2022 (in U.S. Dollars)

ASSETS:
Investments in Portfolio Funds, at fair value (Cost, $10,854,444)	$13,433,327
Cash and cash equivalents	602,850
Receivable for Portfolio Funds sold	6,026,705
Interest receivable	4
Other receivables	842
Total Assets	$20,063,728

LIABILITIES:
Redemptions payable	$3,485,870
Audit & legal fees payable	51,582
Management fees payable	41,521
Trustee fees payable	27,500
Tax services expense payable	21,000
Accrued expenses and other liabilities	19,088
Administration fees payable	18,804
Transfer agent fees payable	17,466
Total Liabilities	3,682,831

Net Assets	$16,380,897

NET ASSETS CONSIST OF:
Paid-in capital	$27,277,123
Total distributable accumulated deficit	(10,896,226)
Net Assets	$16,380,897

PRICING OF SHARES:
Class I
Net Asset Value per Share:
$16,051,171 / 21,718.26 Shares issued and outstanding, par value $0.01 per share, unlimited Shares authorized	$739.06

Class A
Net Asset Value per Share:
$329,726 / 507.13 Shares issued and outstanding, par value $0.01 per share, unlimited Shares authorized	$650.13
Sales Charge Class A (Load)	3.00%
Maximum Offering Price Per Class A Share	$669.63

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	5

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Schedule of Investments

March 31, 2022 (in U.S. Dollars)

Investments	Cost	Fair Value	Percent of Net Assets	Domicile	Liquidity(1),(2)	Next Available Redemption Date(3)	Initial Acquisition Date
Investments in Portfolio Funds
Asia
Private Investors III, LLC
1,623 shares(4)(5)	$1,609,605	$1,216,172	7.42%	United States	0-5 Years	N/A	11/19/2014
Teng Yue Partners Offshore Fund, L.P.
647 shares(4)(6)	646,769	2,023,036	12.35	Cayman Islands	Quarterly	6/30/2022	10/1/2015
Tybourne Equity (Offshore) Fund
711 shares, Series A(4)(6)	964,539	976,210	5.96	Cayman Islands	Quarterly	6/30/2022	7/2/2012
Total Asia	3,220,913	4,215,418	25.73

Emerging Markets
New Century Holdings XI, L.P.
36,405 shares(4)	31,754	35,023	0.21	Cayman Islands	Illiquid	N/A	10/2/2017
Total Emerging Markets	31,754	35,023	0.21

Energy & Natural Resources
JB Investments Offshore Fund III, Ltd.
180 shares(4)	179,528	837,647	5.11	Cayman Islands	Quarterly	6/30/2022	6/1/2020
MLO Private Investment, Ltd.
47 shares, Series 01(4)	76,995	93,142	0.57	Cayman Islands	Illiquid	N/A	10/2/2017
Whetstone Capital Offshore Fund, Ltd.
1,160 shares(4)	1,496,696	1,400,212	8.55	Cayman Islands	Quarterly	6/30/2022	7/1/2015
Total Energy & Natural Resources	1,753,219	2,331,001	14.23

Healthcare
Broadfin Healthcare Offshore Fund, Ltd.
27 shares, Series A(4)	33,600	51,303	0.31	Cayman Islands	Quarterly	6/30/2022	1/31/2020
Total Healthcare	33,600	51,303	0.31

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	6

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Schedule of Investments (continued)
March 31, 2022 (in U.S. Dollars)

Investments	Cost	Fair Value	Percent of Net Assets	Domicile	Liquidity(1),(2)	Next Available Redemption Date(3)	Initial Acquisition Date
Technology
Bedford Ridge Investment Company IV, L.P.
1,000 shares(4)	$67,320	$67,105	0.41%	United States	0-5 Years	N/A	11/22/2021
Carmenta Opportunities Fund, L.P.
1,000 shares(4)	88,000	87,476	0.53	United States	0-5 Years	N/A	7/15/2021
Flight Deck Offshore Fund, L.P.
1,000 shares(4)	750,000	513,873	3.14	United States	Quarterly	6/30/2022	5/1/2021
Maverick Levered Fund, Ltd.
1,827 shares(4)(7)	1,175,000	951,540	5.81	Cayman Islands	Quarterly	6/30/2022	2/1/2021
Paulson Investment Company I, L.P.
596 shares(4)	595,670	112,680	0.69	United States	0-5 Years	N/A	6/30/2021
Payara Fund III, L.P.
1,000 shares(4)	274,500	280,745	1.71	United States	0-5 Years	N/A	7/15/2021
Tiger Global, Ltd.
1,706 shares, Class C(4)	830,167	2,222,438	13.57	Cayman Islands	Annually	6/30/2022	7/1/2013
Total Technology	3,780,657	4,235,857	25.86

Value Long/Short
Bronte Capital Ganymede Fund, Ltd.
1,553 shares, Class A(4)	1,499,999	1,891,331	11.55	Cayman Islands	Monthly	4/30/2022	1/1/2018
Falcon Edge Global, Ltd
310 shares, Series S(4)	440,909	634,967	3.88	Cayman Islands	Illiquid	N/A	4/3/2017
Falcon Edge Global, Ltd
100 shares, Series Standard Share Partners(4)	93,393	38,427	0.24	Cayman Islands	Illiquid	N/A	10/3/2016
Total Value Long/Short	2,034,301	2,564,725	15.67

Total Investments in Portfolio Funds	$10,854,444	$13,433,327	82.01%

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	7

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Schedule of Investments (continued)
March 31, 2022 (in U.S. Dollars)

Investments	Cost	Fair Value	Percent of Net Assets	Domicile
Investments in Securities
Rights
Lantheus Holdings, Inc.(4)
11,340 shares	$—	$—	—%	United States
Total Rights	—	—	—

Total Investments in Securities	$—	$—	—%

TOTAL INVESTMENTS	$10,854,444	$13,433,327	82.01%

Other Assets, less Liabilities(7)		$2,947,570	17.99%
Total Net Assets		$16,380,897	100.00%

(1)	Available frequency of redemptions after initial lock-up period, if any. Different tranches may have different liquidity terms.

(2)	0-5 Years - Portfolio Funds will periodically redeem depending on cash availability.

(3)

Investments in Portfolio Funds may be composed of multiple tranches. The Next Available Redemption Date relates to the earliest date after March 31, 2022 that redemption from a tranche is available. Other tranches may have an available redemption date that is after the Next Available Redemption Date. Redemptions from Portfolio Funds may be subject to fees.

(4)	Non-income producing security.

(5)

Private Investors III, LLC has a concentrated investment in Weidian Corporation, which accounts for 7.42% of the Fund’s net assets on a look-through basis as of March 31, 2022. As of March 31, 2022, the Fund owns shares in Weidian Corp. through its investment in Private Investors III, LLC.

(6)

Although the Portfolio Fund has monthly, quarterly, or annual redemption rights, there are various gates, holdbacks, and/or side pockets imposed by the manager of the Portfolio Fund, which prevent the Fund from being able to redeem its entire position at the next available redemption date.

(7)

Maverick Levered Fund, Ltd. has a concentrated investment in Coupang Inc., which accounts for 5.81% of the Fund’s net assets on a look-through basis as of March 31, 2022. As of March 31, 2022, the Fund owns shares in Coupang Inc. through its investment in Maverick Levered Fund, Ltd.

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	8

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Statement of Operations

For the Year Ended March 31, 2022 (in U.S. Dollars)

Investment income
Dividends (net of taxes withheld of $570)	$2,712
Total Investment Income	2,712

Expenses
Management fees	244,197
Administration fee	198,692
Transfer agent fees	139,248
Audit fees	78,300
Trustees’ fees	68,750
Legal fees	55,147
Interest expense on loan payable	41,547
Registration fees	39,359
Dividend expense	29,781
Custodian fees	15,314
Consultancy fees	15,000
Distribution and service fees - Class A	3,266
Other expenses	82,525
Net Expenses	1,011,126

Net Investment Loss	(1,008,414)

Realized and unrealized gain from investments in Portfolio Funds, Securities, Securities sold short, and foreign currency
Net realized gain from investments in Portfolio Funds	5,017,924
Net realized gain from investments in Securities	111,192
Net realized loss on Purchased options	(65,354)
Net realized loss on Securities sold short	(160,126)
Net realized loss on foreign currency transactions	(14,494)
Net change in unrealized appreciation/depreciation on investments in Portfolio Funds	(8,661,436)
Net change in unrealized appreciation/depreciation on investments in Securities	(337,404)
Net change in unrealized appreciation/depreciation on Securities sold short	424,367
Net change in unrealized appreciation/depreciation on foreign currency translations	(18,830)
Net realized and unrealized loss from investments in Portfolio Funds, Securities, Securities sold short, Purchased options, and foreign currency	(3,704,161)

Net Decrease in Net Assets Resulting from Operations	$(4,712,575)

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	9

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Statement of Changes in Net Assets

(in U.S. Dollars)

For the Year Ended March 31, 2022

NET INCREASE IN NET ASSETS FROM OPERATIONS:
Net investment loss	$(1,008,414)
Net realized gain on investments in Portfolio Funds	5,017,924
Net realized gain on investments in Securities	111,192
Net realized loss on Purchased options	(65,354)
Net realized loss on Securities sold short	(160,126)
Net realized loss on foreign currency transactions	(14,494)
Net change in unrealized appreciation/depreciation on investments in Portfolio Funds	(8,661,436)
Net change in unrealized appreciation/depreciation on investments in Securities	(337,404)
Net change in unrealized appreciation/depreciation on Securities sold short	424,367
Net change in unrealized appreciation/depreciation on foreign currency translations	(18,830)
Net decrease in net assets resulting from operations	(4,712,575)

DISTRIBUTIONS TO SHAREHOLDERS:
Class I	(2,457,794)
Class A	(42,206)
Net decrease in net assets from distributions to shareholders	(2,500,000)

CAPITAL SHARE TRANSACTIONS:
Subscriptions - Class I	225,000
Redemptions - Class I	(6,000,604)
Distributions reinvested - Class A (representing 50.69 shares)	37,810
Distributions reinvested - Class I (representing 2,844.49 shares)	2,403,520
Net decrease in net assets from capital share transactions	(3,334,274)

Net Decrease in Net Assets	(10,546,849)

NET ASSETS:
Beginning of year	26,927,746
End of year	$16,380,897

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	10

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Statement of Changes in Net Assets (continued)
(in U.S. Dollars)

For the Year Ended March 31, 2021

NET INCREASE IN NET ASSETS FROM OPERATIONS:
Net investment loss	$(940,730)
Net realized loss from investments in Portfolio Funds	(115,469)
Net realized gain on investments in Securities	505,964
Net realized loss on Securities sold short	(1,191,798)
Net realized gain on foreign currency transactions	12,064
Net change in unrealized appreciation/depreciation on investments in Portfolio Funds	6,708,973
Net change in unrealized appreciation/depreciation on investments in Securities	697,375
Net change in unrealized appreciation/depreciation on Securities sold short	(287,217)
Net change in unrealized appreciation/depreciation on foreign currency translations	30,417
Net increase in net assets resulting from operations	5,419,579

DISTRIBUTIONS TO SHAREHOLDERS:
Class I	(3,938,208)
Class A	(61,792)
Net decrease in net assets from distributions to shareholders	(4,000,000)

CAPITAL SHARE TRANSACTIONS:
Subscriptions - Class A	50,000
Subscriptions - Class I	3,002,012
Redemptions - Class I	(1,247,146)
Distributions reinvested - Class A (representing 61.14 shares)	53,266
Distributions reinvested - Class I (representing 3,977.79 shares)	3,862,495
Net increase in net assets from capital share transactions	5,720,627

Net Increase in Net Assets	7,140,206

NET ASSETS:
Beginning of year	19,787,540
End of year	$26,927,746

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	11

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Statement of Cash Flows

For the Year Ended March 31, 2022 (in U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in net assets resulting from operations	$(4,712,575)
Adjustments to reconcile net decrease in net assets from operations to net cash used by operating activities:
Purchase of investments in Portfolio Funds	(1,920,799)
Proceeds from disposition of investments in Portfolio Funds	2,353,757
Purchase of investments in Securities	(2,335,726)
Proceeds from disposition of investments in Securities	3,895,991
Proceeds from Securities sold short transactions	387,270
Payments to cover Securities sold short transactions	(3,079,337)
Net realized gain from investments in Portfolio Funds	(5,017,924)
Net realized gain from investments in Securities	(111,192)
Net realized loss on Securities sold short	160,126
Net change in unrealized appreciation/depreciation on investments in Portfolio Funds	8,661,436
Net change in unrealized appreciation/depreciation on investments in Securities	337,404
Net change in unrealized appreciation/depreciation on Securities sold short	(424,367)
(Increase)/Decrease in assets:
Interest receivable	32
Dividends receivable	1,159
Other receivables	304
Increase/(Decrease) in liabilities:
Accrued interest payable	(5,801)
Management fees payable	(28,714)
Audit and legal fees payable	(28,042)
Tax expense payable	21,000
Administration fees payable	18,804
Transfer agent fee payable	17,466
Accrued trustee fees	27,500
Accrued expenses and other liabilities	(48,694)
Net cash used by operating activities	(1,830,922)

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	12

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Statement of Cash Flows (continued)
For the Year Ended March 31, 2022 (in U.S. Dollars)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from advances on line of credit	$1,740,572
Repayment of advances on line of credit	(1,750,415)
Subscriptions	225,000
Redemptions	(2,748,341)
Distributions	(58,670)
Net cash used by financing activities	(2,591,854)

Net decrease in cash and cash equivalents and foreign currency	(4,422,776)

Cash and cash equivalents and foreign currency
Beginning of year	$5,025,626
End of year	$602,850

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest from bank borrowing:	$51,390
Distributions reinvested	$2,441,330
Net change in unrealized appreciation/depreciation on foreign currency translations	$(18,830)
Distribution received in kind from Portfolio Funds	$381,935

The accompanying notes are an integral part of these financial statements and should be read in conjunction therewith.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	13

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements

March 31, 2022

1.	Organization and Nature of Business

Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) was organized under the laws of the State of Delaware as a statutory trust on August 16, 2010. The Fund commenced operations on October 3, 2011 (“Commencement of Operations”) and operates pursuant to the Agreement and Declaration of Trust (the “Trust Instrument”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. While non-diversified for 1940 Act purposes, the Fund intends to comply with the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), as such requirements are described in more detail below.

The Fund is structured as a regulated investment company and its investment objective is to generate greater long-term returns when compared to traditional equity market benchmarks, while exhibiting a lower level of volatility and a modest degree of correlation to these markets. The Fund seeks to achieve this objective primarily by investing in private funds and other pooled investment vehicles (collectively, the “Portfolio Funds”), and exchange traded funds, common stocks (including selling common stocks short), purchased options, and preferred stock, (collectively, the “Securities”) that are not expected to be highly correlated to each other or with traditional equity markets over a long-term time horizon. The Fund normally invests 80% of its assets in Portfolio Funds that will primarily engage in long/short equity strategies and equity securities that augment these strategies. Under normal circumstances, 80% or more of the investment portfolios of the Portfolio Funds on an aggregate basis will consist of equity securities and 40% or more of the investments portfolios of the Portfolio Funds on an aggregate basis will be non-U.S. securities. The Portfolio Funds are managed by third-party investment managers (the “Managers”) selected by the investment adviser, with the intention of adding additional Portfolio Funds as the need to diversify among additional Portfolio Funds increases. The Advisor (as defined below) pursuant to a “Hybrid Model” augments the core Portfolio Fund holdings of the Fund with direct investments in equity securities that are consistent with the investment ideas of the Managers (as defined below).

Morgan Creek Capital Management, LLC (the “Advisor”), a North Carolina limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. The Advisor is responsible for providing day-to-day investment management services to the Fund, subject to the oversight of the Fund’s Board of Trustees (the “Board” or each separately a “Trustee”).

The Board has overall responsibility for overseeing the Fund’s investment program and its management and operations. Two of the four Trustees are “Independent Trustees” who are not “interested persons” (as defined by the 1940 Act) of the Fund.

Investors in the Fund (“Shareholders”) are governed by the Trust Instrument and bound by its terms and conditions. The security purchased by a Shareholder is a beneficial interest (a “Share”) in the Fund. All Shares shall be fully paid and are non-assessable. Shareholders shall have no preemptive or other rights to subscribe for any additional Shares. The Fund offers and sells two separate classes of Shares designated as Class A (“Class A Shares”) and Class I (“Class I Shares”). Class A Shares and Class I Shares are subject to different fees and expenses. Class A Shares are offered to investors subject to an initial sales charge. Class I Shares are not subject to an initial sales charge and have lower ongoing expenses than Class A Shares. All shares issued prior to April 1, 2016 have been designated as Class I Shares in terms of rights accorded and expenses borne.

Investments in the Fund generally may be made only by U.S. persons who are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended and “qualified clients” within the meaning of Rule 205-3 promulgated under the Advisers Act. The Fund may decline to accept any investment in its

Morgan creek capital management, llc | annual report to SHAREHOLDERS	14

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

discretion. The Board (or its designated agent) may admit Shareholders to the Fund from time to time upon the execution by a prospective investor of the appropriate documentation. Shares will be issued at the current net asset value (“NAV”) per Share of the class plus an initial sales charge for Class A Shares.

The Board, from time to time and in its sole discretion, may determine to cause the Fund to offer to repurchase Shares from Shareholders pursuant to written tenders by Shareholders. The Advisor anticipates that it will recommend to the Board to cause the Fund to conduct repurchase offers on a quarterly basis in order to permit the Fund to conduct repurchase offers for Shares. However, there are no assurances that the Board will, in fact, decide to undertake any repurchase offer. The Fund will make repurchase offers, if any, to all Shareholders, on the same terms, which may affect the size of the Fund’s repurchase offers. A Shareholder may determine, however, not to participate in a particular repurchase offer or may determine to participate to a limited degree, which will affect the liquidity of the investment of any investor in the Fund. In the event of a tender for redemption, the Fund, subject to the terms of the Trust Instrument and the Fund’s ability to liquidate sufficient Fund investments in an orderly fashion determined by the Board to be fair and reasonable to the Fund and all of the Shareholders, shall pay to such redeeming Shareholder within 90 days the proceeds of such redemption, provided that such proceeds may be paid in cash, by means of in-kind distribution of Fund investments, or as a combination of cash and in-kind distribution of Fund investments. Shares will be redeemed at the current NAV per Share of the class.

On February 25, 2022 the Board decided it was in the best interest of the Fund and its Shareholders to liquidate the Fund as of May 31, 2022. The Board approved a Plan of Liquidation (the “Plan”), which provides for the liquidation of the Fund, the pro rata distribution of the assets of the Fund to its shareholders and the closing of Fund shareholder accounts. As such all tender offers and sales were suspended effective April 1, 2022.

2.	Summary of Significant Accounting Policies

Basis for Accounting

The accompanying financial statements of the Fund are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and in accordance with Accounting Standards Codification (“ASC”) as set forth by the Financial Accounting Standards Board (“FASB”). The Fund maintains its financial records in U.S. dollars and follows the accrual basis of accounting. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Management has determined that the Fund is an investment company in accordance with FASB ASC 946 “Investment Companies” for the purpose of financial reporting.

Investment in the Fund

The Fund is offered on a continuous basis through Morgan Creek Capital Distributors, LLC (the “Distributor”), an affiliate of the Advisor. The initial closing date for the public offering of Class I Shares was October 3, 2011. Class I Shares were offered at an initial offering price of $1,000 per Share, and have been offered in a continuous monthly offering thereafter at the Class I Shares’ then current NAV per Share. The initial closing date for the public offering of Class A Shares was April 1, 2017. Class A Shares were offered at an initial offering price of $1,000 per Share, and have been offered in a continuous monthly offering

Morgan creek capital management, llc | annual report to SHAREHOLDERS	15

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

thereafter at the Class A Shares’ then current NAV per Share. The Distributor may enter into selected dealer arrangements with various brokers, dealers, banks and other financial intermediaries (“Selling Agents”), which have agreed to participate in the distribution of the Fund’s Shares.

Valuation of Portfolio Funds

The Fund carries its investments in Portfolio Funds at fair value in accordance with FASB ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which clarifies the definition of fair value for financial reporting, establishes a hierarchal disclosure framework for measuring fair value and requires additional disclosures about the use of fair value measure.

The NAV of the Fund is determined as of the close of business at the end of any fiscal period, generally monthly, in accordance with the valuation principles described below, or as may be determined from time to time pursuant to policies established by the Advisor. The Fund’s NAV is calculated by the Fund’s administrator.

The Board has ultimate responsibility for valuation but has delegated the process of valuing securities for which market quotations are not readily available to the Valuation Committee (the “Committee”). The Committee is responsible for monitoring the Fund’s valuation policies and procedures (which have been adopted by the Board and are subject to Board oversight), making recommendations to the Board on valuation-related matters and ensuring the implementation of the valuation procedures used by the Fund to value securities, including the fair value of the Fund’s investments in Portfolio Funds. These procedures shall be reviewed by the Board no less frequently than annually. Any revisions to these procedures that are deemed necessary shall be reported to the Board at its next regularly scheduled meeting.

Investments in Portfolio Funds held by the Fund are valued as follows:

The Fund measures the fair value of an investment that does not have a readily determinable fair value, based on the NAV of the investment as a practical expedient, without further adjustment, unless it is probable that the investment will be sold at a value significantly different than the NAV in accordance with ASC 820. If the practical expedient NAV is not as of the reporting entity’s measurement date, then the NAV is adjusted to reflect any significant events that may change the valuation. In using the NAV as a practical expedient, certain attributes of the investment, that may impact the fair value of the investment, are considered in measuring fair value. Attributes of those investments include the investment strategies of the investees and may also include, but are not limited to, restrictions on the investor’s ability to redeem its investments at the measurement date. The Fund is permitted to invest in alternative investments that do not have a readily determinable fair value and, as such, has elected to use the NAV as calculated on the Fund’s measurement date as the fair value of the investments. Investments in Portfolio Funds are subject to the terms of the Portfolio Funds’ offering and governing documents. Valuations of the Portfolio Funds may be subject to estimates and are net of management and performance incentive fees or allocations payable to the Portfolio Funds as required by the Portfolio Funds’ operating documents.

The Advisor’s rationale for the above approach derives from the reliance it places on its initial and ongoing due diligence, which understands the respective controls and processes around determining the NAV with the Managers of the Portfolio Funds. The Advisor has designed an ongoing due diligence process with respect to the Portfolio Funds and their Managers, which assists the Advisor in assessing the quality of information provided by, or on behalf of, each Portfolio Fund and in determining whether such information continues to be reliable or whether further investigation is necessary.

Where no value is readily available from a Portfolio Fund or Securities or where a value supplied by a Portfolio Fund or pricing service for a security is deemed by the Advisor not to be indicative of its fair value, the Advisor will determine, in good faith, the fair value of the Portfolio Fund or Securities subject to the approval of the Board and pursuant to procedures

Morgan creek capital management, llc | annual report to SHAREHOLDERS	16

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

adopted by the Board and subject to the Board’s oversight. The Advisor values the Fund’s assets based on such reasonably available relevant information as it considers material. Because of the inherent uncertainty of valuation, the fair values of the Fund’s Portfolio Funds may differ significantly from the values that would have been used had a ready market for the Portfolio Funds held by the Fund been available.

Cash and Cash Equivalents

Cash and cash equivalents include cash and time deposits with an original maturity of 90 days or less, and are carried at cost, which approximates fair value. The Fund considers all highly liquid short-term investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash equivalents are classified as Level 1 assets and are valued using the Net Asset Value per share of the money market fund. As of March 31, 2022, the Fund held $602,850 of cash equivalents in Federated Government Obligations Fund.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange on the Statement of Assets and Liabilities date. Transactions during the year are translated at the rate of exchange prevailing on the date of the transaction. Currency translation gains and losses related to investments and derivative instruments are reflected in net realized and unrealized gain (loss) captions in the Statement of Operations. Realized and unrealized gains and losses related to non-U.S. currency balances, excluding transactions described above, are included in net change in unrealized appreciation/depreciation and net realized gain on foreign currency translations on the Statement of Operations.

Income and Operating Expenses

The Fund bears its own expenses including, but not limited to, legal, accounting (including third-party accounting services), auditing and other professional expenses, offering costs, administration expenses and custody expenses. Interest income and interest expense are recorded on an accrual basis. Dividend income on Portfolio Funds and Securities and dividend expense on securities sold short is recorded on the ex-dividend date and net of foreign withholding taxes. Operating expenses are recorded as incurred.

Recognition of Gains and Losses

Change in unrealized appreciation/depreciation from each Portfolio Fund and Security is included in the Statement of Operations as net change in unrealized appreciation/depreciation on investments.

Investment transactions in Portfolio Funds, Securities, and Securities sold short are recorded on a trade date basis. Any proceeds received from Portfolio Fund redemptions and Security sales that are in excess of the Portfolio Fund’s or Security’s cost basis are classified as net realized gain from investments on the Statement of Operations. Any proceeds received from Portfolio Fund redemptions and Security sales that are less than the Portfolio Fund’s or Security’s cost basis are classified as net realized loss from investments on the Statement of Operations. Realized gains and losses from investments in Portfolio Funds and Securities are calculated based on the specific identification method.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	17

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

Class Allocations and Expenses

Investment income, unrealized and realized gains and losses, common expenses of the Fund, and certain Fund-level expense reductions, if any, are allocated monthly on a pro-rata basis to each class based on the relative net assets of each class to the total net assets of the Fund. Certain expense reductions may also differ by class. For the reporting period, the allocated portion of income and expenses to each class as a percent of its average net assets may vary due to the timing of recording these transactions in relation to fluctuating net assets of the classes. Expense estimates are accrued in the period to which they relate and adjustments are made when actual amounts are known.

Income Taxation

The Fund intends to continue to comply with the requirements of Subchapter M of the Code applicable to regulated investment companies (“RICs”) and to distribute substantially all of its taxable income to its Shareholders. Therefore, no provision for federal income taxes is required. The Fund files tax returns with the U.S. Internal Revenue Service and various states. The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on a Portfolio Fund’s or Security’s income earned or gains realized or repatriated. Taxes are accrued and applied to net investment income, net realized capital gains and net unrealized appreciation, as applicable, as the income is earned or capital gains are recorded. The Fund has concluded there are no significant uncertain tax positions that would require recognition in the financial statements as of March 31, 2022. If applicable, the Fund recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other expenses on the Statement of Operations. Generally, tax authorities can examine all tax returns filed for the last three years. The Fund’s major tax jurisdictions are the United States, the State of Delaware, and the State of North Carolina. As of March 31, 2022, the tax years 2018 to 2021 remain subject to examination.

Capital losses and specified ordinary losses, including currency losses, incurred after October 31 but within the taxable year are deemed to arise on the first day of the Fund’s next taxable year. For the year ended March 31, 2022, the fund deferred to April 1, 2022, for U.S. federal income tax purposes, the following losses:

Post-December ordinary losses	$(3,144,784)
Post-October capital losses	$—

The Fund did not use any capital loss carryovers during the year ended March 31, 2022.

As of March 31, 2022, the cost and related gross unrealized appreciation and depreciation for tax purposes were as follows

Cost of investments for tax purposes	$14,817,496
Gross tax unrealized appreciation	$110,779
Gross tax unrealized depreciation	$(1,494,948)
Net appreciation on foreign currency and derivatives	$180
Net tax unrealized appreciation on investments	$(1,383,989)

Distribution of Income and Gains

The Fund declares and pays dividends annually from its net investment income. Net realized gains, if any, are distributed at least annually. Distributions from net realized gains for book purposes may include short-term capital gains, which are included as ordinary income for tax purposes.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	18

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

The Fund generally invests its assets in Portfolio Funds organized outside the United States that are treated as corporations for U.S. tax purposes and are expected to be classified as passive foreign investment companies (“PFICs”). As such, the Fund expects that its distributions generally will be taxable as ordinary income to the Shareholders.

Pursuant to the dividend reinvestment plan established by the Fund (the “DRIP”), each Shareholder whose shares are registered in its own name will automatically be a participant under the DRIP and have all income, dividends and capital gains distributions automatically reinvested in additional Shares unless such Shareholder specifically elects to receive all income, dividends and capital gain distributions in cash.

The tax character of distributions paid during the year ended March 31, 2022 was as follows:

Distributions paid from:
Ordinary income	$2,500,000
Long-term gain	$—

There were dividends paid and reinvested during the year ended March 31, 2022.

The tax character of distributions paid during the year ended March 31, 2021 was as follows:

Distributions paid from:
Ordinary income	$4,000,000
Long-term gain	$—

There were dividends paid and reinvested during the year ended March 31, 2021.

Permanent differences primarily due to non-deductible expenses from partnership investments resulted in the following reclassifications among the Fund’s components of net assets as of March 31, 2022:

Accumulated net investment loss	$—
Accumulated net realized gain from investments	$115
Net capital	$(115)

As of March 31, 2022, the components of distributable earnings on a tax basis were as follows:

Undistributed ordinary income	$—
Accumulated capital gains/losses	$(6,367,453)
Other cumulative effect of timing differences	$(3,144,784)
Unrealized appreciation/depreciation	$(1,383,989)

As of March 31, 2022, capital loss carryforwards available for federal income tax purposes were $3,326,303 for short-term and $3,041,150 for long-term. These amounts have no expiration.

Temporary differences are primarily due to differing book and tax treatments of passive foreign investment companies and partnerships.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	19

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update 2020-04, “Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Form on Financial Reporting” (“ASU 2020-04”). This standard provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued because of reference rate reform. ASU 2020-04 is effective as of March 12, 2020 through December 31, 2022 as reference rate reform activities occur. We have not adopted any of the optional expedients or exceptions through March 31, 2022, but we will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve. The adoption of this standard is not expected to have a material impact on our financial statements.

3.	Fair Value of Financial Instruments

In accordance with ASC 820, the Fund discloses the fair value of its investments in Portfolio Funds and Securities in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date;

Level 2 - Other significant observable inputs; and

Level 3 - Other significant unobservable inputs.

Inputs broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. The Advisor generally uses the NAV per share of the investment (or its equivalent) reported by the Portfolio Fund as the primary input to its valuation; however, adjustments to the reported amount may be made based on various factors.

A Security’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Advisor. The Advisor considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by multiple, independent sources that are actively involved in the relevant market.

The Advisor’s belief of the most meaningful presentation of the strategy classification of the Portfolio Funds and Securities is as reflected on the Schedule of Investments.

Hedge funds such as the Portfolio Funds are generally funds whose shares are issued pursuant to an exemption from registration under the 1940 Act or are issued offshore. The frequency of such subscription or redemption options offered to investors is dictated by such hedge fund’s governing documents. The amount of liquidity provided to investors in a particular Portfolio Fund is generally consistent with the liquidity and risk associated with the Portfolio Funds (i.e., the more liquid the investments in the portfolio, the greater the liquidity provided to the investors).

Morgan creek capital management, llc | annual report to SHAREHOLDERS	20

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

Liquidity of individual hedge funds varies based on various factors and may include “gates,” “holdbacks,” and “side pockets” (defined in the Fund’s prospectus) imposed by the manager of the hedge fund, as well as redemption fees which may also apply. These items have been identified as illiquid or 0 - 5 years on the Schedule of Investments.

Assumptions used by the Advisor due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Fund’s results of operations.

As of March 31, 2022, the Fund held Investments in Portfolio Funds with a fair value of $13,433,327 that in accordance with ASU 2015-07, are excluded from the fair value hierarchy and measured at NAV.

There were no changes in valuation technique and no transfers between the levels of the fair value hierarchy during the reporting period.

4.	Investments in Portfolio Funds and Securities

The Fund has the ability to liquidate its investments in Portfolio Funds periodically, ranging from monthly to every five years, depending on the provisions of the respective Portfolio Funds’ operating agreements. As of March 31, 2022, the Fund was invested in eighteen Portfolio Funds. All Portfolio Funds in which the Fund invested are individually identified on the Schedule of Investments. These Portfolio Funds may invest in U.S. and non-U.S. equities and equity-related instruments, fixed income securities, currencies, futures, forward contracts, swaps, commodities, other derivatives, and other financial instruments.

The Managers of substantially all Portfolio Funds receive an annual management fee from 1% to 2% of the respective Portfolio Fund’s NAV. Management of the Portfolio Funds also receive performance allocations from 15% to 20% of the Fund’s net profit from its investments in the respective Portfolio Funds, subject to any applicable loss carryforward provisions, as defined by the respective Portfolio Funds’ operating agreements.

For the year ended March 31, 2022, aggregate purchases and proceeds from sales of investments in Portfolio Funds and Securities were $4,256,525 and $12,231,253, respectively.

For the year ended March 31, 2022, aggregate repurchases of and proceeds from Securities sold short were $3,079,337 and $387,270, respectively.

5.	Offering of Shares

The Fund’s Share activities for the year ended March 31, 2022 were as follows:

	Balance as of April 1, 2021	Subscriptions	Redemptions	Distributions Reinvested	Balance as of March 31, 2022
Class I	26,226.69	222.25	(7,575.17)	2,844.49	21,718.26
Class A	456.44	—	—	50.69	507.13

Morgan creek capital management, llc | annual report to SHAREHOLDERS	21

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

The Fund’s Share activities for the year ended March 31, 2021 were as follows:

	Balance as of April 1, 2020	Subscriptions	Redemptions	Distributions Reinvested	Balance as of March 31, 2021
Class I	20,620.52	2,814.22	(1,185.84)	3,977.79	26,226.69
Class A	344.55	50.75	—	61.14	456.44

6.	Management Fee, Related Party Transactions and Other

The Fund bears all of the expenses of its own operations, including, but not limited to, the investment management fee for the Fund payable to the Advisor, and administration fees, custody fees, and transfer agent fees.

In consideration for its advisory and other services, the Advisor shall receive a quarterly management fee, payable quarterly in arrears based on the NAV of the Fund as of the last business day of such quarter, prior to any quarter-end redemptions, in an amount equal to an annual rate of 1.00% of the Fund’s NAV. For the year ended March 31, 2022, the Fund incurred management fees of $244,197, of which $41,521 was payable to the Advisor as of March 31, 2022.

Shareholders pay certain fees (e.g., the Management Fee) and expenses of the Fund and indirectly bear the fees (e.g., management fees of Portfolio Fund managers) and expenses of the Portfolio Funds in which the Fund invests. Similarly, Shareholders may indirectly pay incentive compensation to Portfolio Fund managers that charge their investors incentive compensation. The Fund’s expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities. Class A Shares and Class I Shares are subject to different fees and expenses.

ALPS Fund Services, Inc. (“ALPS”) provided accounting and administrative services to the Fund under an administrative services agreement.

UMB Bank (“UMB”) provided custody services to the Fund under a custody services agreement.

DST Asset Manager Solutions, Inc. (“DST”) provided transfer agency services to the Fund under a transfer agency services agreement.

Fees to ALPS, UMB and DST are payable monthly.

Distribution Plan

The Fund has adopted a Distribution Plan (the “Plan”), pursuant to Rule 12b-1 under the 1940 Act, with respect to its Class A Shares.

Under the Plan, the Fund may pay an aggregate amount on an annual basis not to exceed 0.85% of the value of the Fund’s average net assets attributable to its Class A Shares for services provided under the Plan. For the year ended March 31, 2022, the Fund incurred Class A distribution and service fees of $3,266 of which $1,535 was payable as of March 31, 2022, which is reflected in Accrued expenses and other liabilities on the Statement of Assets and Liabilities.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	22

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

7.	Credit Agreement

The Fund has entered into a credit agreement dated August 30, 2017, as amended, with Credit Suisse International that bears interest at the 3M LIBOR plus 1.70% for Tranche L and 1.05% for Tranche U. If the calculation of LIBOR results in a LIBOR rate of less than 0.85%, LIBOR shall be deemed to be 0.85%. The average interest rate for the year ended March 31, 2022 for Tranche L and Tranche U were 2.55% and 1.90%, respectively. The maximum aggregate principal amount of credit that may be extended to the Fund at any time is $3,000,000 (the “Credit Limit”). The Fund also pays a fee equal to 0.65% of the Credit Limit less any outstanding principal amounts (the “Credit Line Fee”). The credit agreement is set to expire on July 6, 2022. The terms of the credit facility include limits on other indebtedness aggregate volatility, minimum net equity and other standard covenants. This credit agreement is not used as leverage, rather to provide bridge financing and meet liquidity needs that may arise. During the year ended March 31, 2022, the Credit Line Fee was $19,425. The average borrowings outstanding for the year ended March 31, 2022 for Tranche L and Tranche U were $19,648 and $1,122,017, respectively. As of March 31, 2022, the Fund had no outstanding loan balance. The credit facility is collateralized by all Portfolio Fund investments of the Fund. As of March 31, 2022, the Fund was in compliance with the covenants of the credit facility.

8.	Risks and Contingencies

The Fund’s investments in Portfolio Funds may be subject to various risk factors including market, credit, currency and geographic risk. The Fund’s investments in Portfolio Funds may be made internationally and thus may have concentrations in such regions. The Fund’s investments in Portfolio Funds are also subject to the risk associated with investing in Portfolio Funds. The Portfolio Funds are generally illiquid, and thus there can be no assurance that the Fund will be able to realize the value of such investments in Portfolio Funds in a timely manner. Since many of the Portfolio Funds may involve a high degree of risk, poor performance by one or more of the Portfolio Funds could severely affect the total returns of the Fund.

Although the Fund’s investments in Portfolio Funds are denominated in U.S. dollars, the Fund may invest in securities and hold cash balances at its brokers that are denominated in currencies other than its reporting currency. Consequently, the Fund is exposed to risks that the exchange rate of the U.S. dollars relative to other currencies may change in a manner that has an adverse effect on the reported value of that portion of the Fund’s assets which are denominated in currencies other than the U.S. dollars. The Fund may utilize options, futures and forward currency contracts to hedge against currency fluctuations, but there can be no assurance that such hedging transactions will be effective.

From time to time, the Fund may have a concentration of Shareholders holding a significant percentage of its net assets. Investment activities of these Shareholders could have a material impact on the Fund. As of March 31, 2022, one Shareholder maintains a significant holding in the Fund which represents 39.13% of the Fund’s NAV.

In order to obtain more investable cash, the Portfolio Funds may utilize a substantial degree of leverage. Leverage increases returns to investors if the Managers earn a greater return on leveraged investments than the Managers’ cost of such leverage. However, the use of leverage, such as margin borrowing, exposes the Fund to additional levels of risk including (i) greater losses from investments in Portfolio Funds than would otherwise have been the case had the Managers not borrowed to make the investments in Portfolio Funds, (ii) margin calls or changes in margin requirements may force premature liquidations of investment positions and (iii) losses on investments in Portfolio Funds where the Portfolio Funds fails to earn a return that equals or exceeds the Managers’ cost of leverage related to such Portfolio Funds.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	23

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

In the normal course of business, the Portfolio Funds in which the Fund invests may pursue certain investment strategies, trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, leverage, short selling, global tactical asset allocation strategies, event-drive strategies and other related risks. The Fund’s risk of loss in each Portfolio Fund is limited to the value of the Fund’s interest in each Portfolio Fund as reported by the Fund.

Short sales involve the risk that the Fund will incur a loss by subsequently buying a security at a higher price than the price at which the Fund previously sold the security short. Any loss will be increased by the amount of compensation, interest or dividends, and transaction costs the Fund must pay to a lender of the security. In addition, because the Fund’s loss on a short sale stems from increases in the value of the security sold short, the extent of such loss, like the price of the security sold short, is theoretically unlimited. By contrast, the Fund’s loss on a long position arises from decreases in the value of the security held by the Fund and therefore is limited by the fact that a security’s value cannot drop below zero.

The Board and the Advisor acknowledges the current outbreak of COVID-19 which is causing economic disruption in most countries and its potentially adverse economic impact on the instruments in which the Fund invests. This is an additional risk factor which could impact the operations and valuation of the Fund’s assets in the future.

The Board and the Advisor are actively monitoring developments closely. Given the nature of the outbreak and the on-going developments, there is a high degree of uncertainty and it is not possible at this time to predict the extent and nature of the overall future impact on the Fund.

9.	Indemnifications

The Fund enters into contracts that contain a variety of indemnifications. The Fund’s maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	24

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

10.	Financial Highlights

The following summary represents per Share data, ratios to average net assets(a) and other financial highlights information for Class I Shareholders:

Class I	For the Year Ended March 31, 2022	For the Year Ended March 31, 2021	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019	For the Year Ended March 31, 2018
Net asset value - beginning of period	$1,010.99	$945.16	$1,125.10	$1,177.30	$1,056.13

Income/(Loss) from investment operations:
Net investment income/(loss)(b)	(37.73)	(41.24)	(39.42)	(32.41)	(16.96)
Net realized and unrealized gain/(loss) on investments	(137.30)	291.32	(84.94)	175.36	138.13
Total income/(loss) from investment operations	(175.03)	250.08	(124.36)	142.95	121.17

Less distributions:
From net investment income	(96.90)	(184.25)	(55.58)	(195.15)	—
Total distributions	(96.90)	(184.25)	(55.58)	—	—

Net asset value - end of period	$739.06	$1,010.99	$945.16	$1,125.10	$1,177.30

Total Return(c)	(18.51%)	27.26%	(11.31%)	15.50%	11.47%

Ratios/Supplemental Data:
Ratio of total expenses to average net asset(d)(e)	4.07%	3.99%	4.25%	3.78%	2.38%

Ratio of total expenses after expense reimbursement and management fee reduction(e)(f)	4.07%	3.99%	4.04%	3.01%	1.70%

Ratio of total expenses subject to expense reimbursement(e)(f)	N/A	N/A	N/A	N/A	1.35%

Ratio of net investment loss to average net assets(g)	(4.05%)	(3.93%)	(3.73%)	(2.82%)	(1.54%)

Portfolio turnover rate	18%	23%	37%	18%	21%

Net assets, end of period (in thousands)	$16,051	$26,515	$19,490	$30,684	$48,530

(a)	Average net assets is calculated using the average net asset value of the class at the end of each month throughout the year.

(b)	Calculated based on the average shares outstanding methodology.

(c)

Total return assumes a subscription of a Share in the class at the beginning of the period indicated and a repurchase of a Share on the last day of the period, and assumes reinvestment of all distributions during the period when owning Shares of the class. Total return is not annualized for periods less than twelve months.

(d)	Represents a percentage of expenses reimbursed per the prospectus.

(e)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ expenses.

(f)	Effective April 1, 2018, the Board approved eliminating the Expense Cap for the Class I Shares.

(g)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ income and expenses.

The above ratios and total return have been calculated for the Class I Shareholders taken as a whole. An individual Class I Shareholder’s ratios and total return may vary from these due to the timing of capital share transactions.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	25

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

The following summary represents per Share data, ratios to average net assets(a) and other financial highlights information for Class A Shareholders:

Class A	For the Year Ended March 31, 2022	For the Year Ended March 31, 2021	For the Year Ended March 31, 2020	For the Year Ended March 31, 2019	For the Year Ended March 31, 2018
Net asset value - beginning of period	$904.48	$864.33	$1,038.06	$1,105.35	$1,000.00

Income/(Loss) from investment operations:
Net investment loss(b)	(40.56)	(45.71)	(46.27)	(39.55)	(24.66)
Net realized and unrealized gain/(loss) on investments	(121.32)	265.20	(76.09)	162.11	130.01
Total income/(loss) from investment operations	(161.88)	219.49	(122.36)	122.56	105.35

Less distributions:
From net investment income	(92.47)	(179.34)	(51.37)	(189.85)	—
Total distributions	(92.47)	(179.34)	(51.37)	—	—

Net asset value - end of period	$650.13	$904.48	$864.33	$1,038.06	$1,105.35

Total Return(c)	(19.20%)	26.18%	(12.06%)	14.65%	10.54%

Ratios/Supplemental Data:
Ratio of expenses to average net assets(d)(e)	4.97%	4.87%	5.32%	4.65%	3.08%

Ratio of expenses to average net assets including fee waivers and reimbursements(d)(e)(f)	4.97%	4.87%	5.19%	3.90%	2.37%

Ratio of total expenses subject to expense reimbursement(d)(e)(f)	N/A	N/A	N/A	N/A	2.20%

Ratio of net investment loss to average net assets(d)(g)	(4.96%)	(4.81%)	(4.90%)	(3.73%)	(2.22%)

Portfolio turnover rate	18%	23%	37%	18%	21%

Net assets, end of period (in thousands)	$330	$413	$298	$159	$158

(a)	Average net assets is calculated using the average net asset value of the class at the end of each month throughout the year.

(b)	Calculated based on the average shares outstanding methodology.

(c)

Total return assumes a subscription of a Share in the class at the beginning of the period indicated and a repurchase of a Share on the last day of the period, and assumes reinvestment of all distributions during the period when owning Shares of the class. Total return is not annualized for periods less than twelve months. Total return does not reflect sales charge (load) of 3.00%.

(d)	Ratio is annualized for periods less than twelve months.

(e)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ expenses.

(f)	Effective April 1, 2018, the Board approved eliminating the Expense Cap for the Class A Shares.

(g)	Ratio does not reflect the Fund’s proportionate share of Portfolio Funds’ income and expenses.

The above ratios and total return have been calculated for the Class A Shareholders taken as a whole. An individual Class A Shareholder’s ratios and total return may vary from these due to the timing of capital share transactions.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	26

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Notes to Financial Statements (continued)
March 31, 2022

11.	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. Pursuant to the decision by the Board, as referenced in footnote 1, the Fund plans to liquidate effective May 31st, 2022, with the liquidation plan expected to begin on June 1, 2022.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	27

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Board of Trustees (Unaudited)

Name(1) and Year of Birth	Position(s) held With Registrant	Term of Office(2) and Length of Time Served	Principal Occupation(s) During Past Five Years and Other Relevant Qualifications(3)	Number of Morgan Creek- Advised Funds Overseen by Trustee	Other Public Company Directorships Held by Trustee In the Past Five Years
Independent Trustees
Michael S. McDonald 1966	Trustee	Since 2010	Vice President of McDonald Automotive Group (automobile franchises) since 1989.	1	None
Sean S. Moghavem 1964	Trustee	Since 2010	President of Archway Holdings Corp. since prior to 2010 to present; President of URI Health and Beauty LLC since prior to 2010 to present; President of Archway Holdings-Wilmed LLC from April 2008 to present.	1	None
Interested Trustees(4)
Mark W. Yusko 1963	Trustee, Chairman and President	Since 2010	Mr. Yusko has been Chief Investment Officer and Chief Executive Officer of Morgan Creek Capital Management, LLC since July 2004. Previously, Mr. Yusko served as President and Chief Executive Officer for UNC Management Co., LLC from January 1998 through July 2004, where he was responsible for all areas of investment management for the UNC Endowment and Affiliated Foundation Funds.	1	None
Josh Tilley 1977	Trustee, Principal	Since 2015	Mr. Tilley has been Principal of Investments at Morgan Creek Capital Management, LLC since July 2004. Previously, Mr. Tilley served as an associate for UNC Management Company, LLC from 2003-2004 where he was responsible for manager research and due diligence and overall portfolio strategy and tactical asset allocation decisions.	1	None

(1)	The address for the Fund’s Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

(2)	Trustees serve until their resignation, removal or death.

(3)

The information above includes each Trustee’s principal occupation during the last five years. The Fund’s Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call the Fund at 1-919-933-4004.

(4)	Mr. Yusko and Mr. Tilley are “interested persons”, as defined in the 1940 Act, of the Fund based on their position with Morgan Creek Capital Management, LLC and its affiliates.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	28

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Fund Management (Unaudited)

Name and Year of Birth	Position(s) held With Registrant	Length of Time Served	Principal Occupation(s) During Past Five Years
Officers
Mark B. Vannoy 1976	Treasurer	Since 2010

Mr. Vannoy joined Morgan Creek in January 2006 and serves as Director of Fund Administration. Prior to Morgan Creek, Mr. Vannoy worked at Nortel Networks, Ernst & Young, and KPMG both in the United States and Cayman Islands.

Taylor Thurman 1979	Chief Compliance Officer	Since 2011	Mr. Thurman joined Morgan Creek in February 2006 and serves as a Director.
Taylor Thurman 1979	Secretary	Since 2011	Mr. Thurman joined Morgan Creek in February 2006 and serves as a Director.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	29

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Other Information (Unaudited)

Proxy Voting Policies and Procedures and Proxy Voting Record

A copy of (1) the Fund’s policies and procedures with respect to the voting of proxies relating to the Portfolio Funds and Securities; and (2) how the Fund voted proxies relating to Portfolio Funds and Securities during the most recent year ended March 31 is available without charge, upon request, by calling the Fund at 1-919-933-4004. This information is also available on the Securities and Exchange Commission’s website at https://www.sec.gov.

Quarterly Schedule of Investments

The Fund also files a complete Schedule of Investments with the Securities and Exchange Commission for the Fund’s first and third fiscal quarters on Form N-PORT. The Fund’s Form N-PORT are available on the Securities and Exchange Commission’s website at http://www.sec.gov. The Fund’s Form N-PORT may be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. and information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Once filed, the most recent Form N-PORT will be available without charge, upon request, by calling the Fund at 1-919-933-4004.

Shareholder Tax Information

The Morgan Creek Global Equity Long/Short Institutional Fund designates the following as a percentage of taxable ordinary income distributions, or up to the maximum amount allowable, for the calendar year ended December 31, 2021:

Qualified Dividend Income: 0%

Dividend Received Deduction: 0%

In early 2022, if applicable, shareholders of record received this information for the distributions paid to them by the Fund during the calendar year 2021 via Form 1099. The Fund will notify shareholders in early 2023 of amounts paid to them by the Fund, if any, during the calendar year 2022.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	30

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Privacy Notice

FACTS

WHAT DO MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND (THE “FUND”) AND MORGAN CREEK SERIES TRUST (THE “TRUST” AND COLLECTIVELY WITH THE FUND, THE “FUND COMPLEX”) DO WITH YOUR PERSONAL INFORMATION?

Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

● Social Security number and other information we receive from you on applications or other forms

● Information about your transactions with us and our service providers, or others

● Information we receive from consumer reporting agencies (including credit bureaus)

If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices described in this notice.

How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Fund Complex chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund Complex share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	No
For our affiliates’ everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates’ everyday business purposes – information about your creditworthiness	Yes	No
For our affiliates to market to you	No	No
For non-affiliates to market to you	No	No

Questions?	Call (919) 933-4004 or go to http://www.morgancreekfunds.com/privacy-notice.html

Morgan creek capital management, llc | annual report to SHAREHOLDERS	31

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Privacy Notice (continued)

Who we are
Who is providing this notice?	Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”), Morgan Creek Series Trust (the “Trust” and collectively with the Fund, the “Fund Complex”)
What we do
How does the Fund Complex protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

We also restrict access to your personal and account information to those persons who need to know it in order to provide services to you.

How does the Fund Complex collect my personal information?

We collect your personal information, for example, when you:

● open an account

● purchase or sell shares

● exchange shares

We also collect your personal information from others, such as credit bureaus.

Why can’t I limit all sharing?

Federal law gives you the right to limit only:

● sharing for affiliates’ everyday business purposes—information about your creditworthiness

● affiliates from using your information to market to you

● sharing for non-affiliates to market to you

Definitions
Affiliates

Companies related by common ownership or control. They can be financial and non-financial companies. The following companies may be considered Affiliates of the Fund Complex:

● Morgan Creek Capital Management, LLC

● Morgan Creek Capital Distributors, LLC

● Hatteras Investment Partners, LLC

Non-affiliates

Companies not related by common ownership or control. They can be financial and non-financial companies. The following companies provide services to the Fund Complex and we may share your personal information as part of their everyday services to the Fund Complex.

● ALPS Fund Services, Inc.

● DST Systems, Inc.

● Northern Lights Distributors, LLC

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● The Fund Complex does not have any joint marketing agreements.

Other important information

In the event that you hold shares of the Fund Complex through a financial intermediary, including, but not limited to, a broker- dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with non-affiliated third parties by that entity.

Morgan creek capital management, llc | annual report to SHAREHOLDERS	32

Morgan Creek Global Equity Long/Short Institutional Fund

(A Delaware Statutory Trust)

Morgan Creek Global Equity Long/Short Institutional Fund

301 West Barbee Chapel Road, Suite 200
Chapel Hill, NC 27517

Trustees

Michael S. McDonald

Sean S. Moghavem

Mark W. Yusko

Joshua Tilley

Officers

Mark W. Yusko, President

Mark B. Vannoy, Treasurer

Taylor Thurman, Chief Compliance Officer

Taylor Thurman, Secretary

Advisor

Morgan Creek Capital Management, LLC

301 West Barbee Chapel Road, Suite 200

Chapel Hill, NC 27517

Administrator and Fund Accounting Agent

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, CO 80033

Transfer Agent

DST Systems, Inc.

333 W. 11th Street, 5th Floor

Kansas City, MO 64105

Custodian

UMB Bank, N.A.

1010 Grand Boulevard

Kansas City, MO 64106

Independent Registered Public Accounting Firm

Ernst & Young LLP

One Victory Park

Suite 2000

2323 Victory Avenue

Dallas, TX 75219

Legal Counsel

Thompson Hine LLP

1919 M Street, NW

Suite 700

Washington, D.C. 20036

Morgan creek capital management, llc | annual report to SHAREHOLDERS	33

301 West Barbee Chapel Road

Suite 200

Chapel Hill, NC 27517

4891-2548-3813

PART C:

OTHER INFORMATION

Morgan Creek Global Equity Long/Short Institutional Fund (the "Fund")

Item 25.	Financial Statements and Exhibits

(1) Financial Statements of the Fund - see Appendix B.

(2) Exhibits:

(a)(1) Agreement and Declaration of Trust of the Fund is incorporated herein by reference to Exhibit (a)(1) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(a)(2) Certificate of Trust is incorporated herein by reference to Exhibit (a)(2) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on August 27, 2010.

(b) By-Laws is incorporated herein by reference to Exhibit (b) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on August 27, 2010.

(c) Not applicable.

(d) Refer to Exhibit (a)(1).

(e) Form of Dividend Reinvestment Plan is incorporated herein by reference to Exhibit (e) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on September 12, 2011.

(f) Not applicable.

(g) Investment Management Agreement between the Fund, Global Equity Long/Short Master Fund and Morgan Creek Capital Management, LLC is incorporated herein by reference to Exhibit (g) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(h)(1) Distribution Agreement between the Fund and Town Hall Capital, LLC is incorporated herein by reference to Exhibit (h) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 27, 2012.

(h)(2) Rule 12b-1 Plan is incorporated herein by reference to Exhibit (h) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on April 20, 2016.

(i) Not applicable.

(j) Master Custodian Agreement between the Fund and UMB Financial Corporation.

(k)(1) Administration Agreement between the Fund and ALPS Fund Services, Inc. is incorporated herein by reference to Exhibit (k)(1) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 26, 2019.

(k)(2) Transfer Agency and Service Agreement between the Fund and DST Asset Manager Solutions, Inc. is incorporated herein by reference to Exhibit (k)(2) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 26, 2019.

(k)(2) Rule 18f-3 Plan is incorporated herein by reference to Exhibit (h) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on April 20, 2016.

(l)(1) Opinion and Consent of Thompson Hine LLP, is incorporated herein by reference to Exhibit (l) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 26, 2019.

(l)(2) Consent of Thompson Hine LLP is filed herewith.

(m) Not applicable.

(n) Consent of Ernst & Young LLP is filed herewith.

(o) Not applicable.

(p) Not applicable.

(q) Not applicable.

(r) Rule 17j-1 Code of Ethics of the Fund, Morgan Creek Global Equity Long/Short Fund, Morgan Creek Global Equity Long/Short Institutional Fund and its investment adviser, Morgan Creek Capital Management, LLC is incorporated herein by reference to Exhibit (r) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on September 12, 2011.

(Other) Powers of Attorney, on behalf of Mark B. Vannoy, Joshua S. Tilley, Mark W. Yusko, Sean S. Moghavem, and Michael S. McDonald is incorporated herein by reference to Exhibit (other) to the Registration Statement on Form N-2 (Reg. No. 811-22461) as previously filed on July 26, 2019.

(Other) Secretary's Certificate re: power of attorney to sign Registration Statement on behalf of an officer of Morgan Creek Global Equity Long/Short Institutional Fund — previously filed as Exhibit (Other) to the Registration Statement on Form N-2 (Reg. No. 811-22461) on June 1, 2017, and incorporated herein by reference.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution of Securities Being Registered

Not applicable.

Item 28.	Persons Controlled by or Under Common Control With Registrant

None.

Item 29.	Number of Holders of Securities

Record holders of shares: 92 (as of July 8, 2022).

Item 30.	Indemnification

ARTICLE V of the Registrant’s Agreement and Declaration of Trust states as follows:

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification

5.2(a) Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

5.2(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

5.2(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

5.2(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of Shareholders or Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be entitled.

5.2(e) Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.3 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; No Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.5 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section 14 of the form of Investment Management Agreement between the Fund and Morgan Creek Capital Management, LLC states as follows:

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

Information as to the directors and officers of the Morgan Creek Capital Management LLC, the Registrant's investment adviser“ ("Advisor"), together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Advisor in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-65690) filed under the Investment Advisers Act of 1940 and is incorporated herein by reference thereto.

Item 32.	Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant, (2) the Registrant's Investment Adviser and Servicing Agent, (3) the Registrant's Custodian, (4) the Registrant's Administrator and (5) the Registrant’s Distributor. The address of each is as follows:

1.	Morgan Creek Global Equity Long/Short Institutional Fund 301 West Barbee Chapel Road, Suite 200 Chapel Hill, North Carolina 27517

2.	Morgan Creek Capital Management, LLC 301 West Barbee Chapel Road, Suite 200 Chapel Hill, North Carolina 27517

3.	ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, CO 80203

4.	DST Asset Manager Solutions, Inc. 2000 Crown Colony Drive Quincy, Massachusetts 02169

5.	UMB Financial Corporation 235 W. Galena Street Milwaukee, WI 53212

6.	Morgan Creek Capital Distributors, LLC 100 Park Avenue, 28th Floor New York, New York 10017

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not Applicable.

2.	Not Applicable.

3.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)	for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not Applicable

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this amendment to its Registration Statement meets all of the requirements for effectiveness under Rule 486(b) under the Securities Act of 1933 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chapel Hill in the State of North Carolina on the 29th day of July 2022.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

By:	/s/ Mark W. Yusko
Name:	Mark W. Yusko
Title:	Chairman, President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated:

	Signatures		Title	Date
(1)	Principal Executive Officer		Chairman, President & Trustee	July 29, 2022
	By:	/s/ Mark W. Yusko

(2)	Principal Financial Officer		Treasurer	July 29, 2022
	By:	/s/ Mark B. Vannoy

(3)	Trustees
	/s/ Joshua Tilley*		Trustee	July 29, 2022
	/s/ Michael S. McDonald*		Trustee	July 29, 2022
	/s/ Sean S. Moghavem*		Trustee	July 29, 2022

*	By:	/s/Mark B. Vannoy		July 29, 2022
Mark B. Vannoy, pursuant to Power of Attorney dated July 15, 2019 for Messrs. Tilley, McDonald, and Moghavem.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

EXHIBIT INDEX

EXHIBIT NUMBER
(l) (2)	Consent of Thompson Hine LLP
(n)	Consent of Ernst & Young LLP